 As filed with the Securities and Exchange Commission on January 31, 2000.
                                                              File No. 333-87885
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -----------
                                 PRE-EFFECTIVE

                            AMENDMENT NO. 4 TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                  -----------
                       TELAXIS COMMUNICATIONS CORPORATION
             (Exact name of registrant as specified in its charter)

      Massachusetts                   3679                   04-2751645
     (State or other      (Primary Standard Industrial    (I.R.S. Employer
     jurisdiction of      Classification Code Number)   Identification No.)
     incorporation or
      organization)

                            20 Industrial Drive East
                         South Deerfield, MA 01373-0109
                                 (413) 665-8551
  (Address, including ZIP code, and telephone number, including area code, of registrant's principal executive offices)

                               John L. Youngblood
                     President and Chief Executive Officer
                       TELAXIS COMMUNICATIONS CORPORATION
                            20 Industrial Drive East
                         South Deerfield, MA 01373-0109
                                 (413) 665-8551
 (Name, address, including ZIP code, and telephone number, including area code, of agent for service)

                                   Copies to:
         DAVID L. LOUGEE, ESQ.                   WILLIAM R. KOLB, ESQ.
       JEFFREY L. DONALDSON, ESQ.                JOHN D. HANCOCK, ESQ.
 Mirick, O'Connell, DeMallie & Lougee, LLP      Foley, Hoag & Eliot LLP
            100 Front Street                     One Post Office Square
  Worcester, Massachusetts 01608-1477               Boston, MA 02109
             (508) 791-8500                          (617) 832-1000
                                  -----------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
                                  -----------
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                  -----------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                       Proposed
                                                       maximum       Amount of
              Title of each class of                  aggregate    registration
            securities to be registered             offering price      fee
--------------------------------------------------------------------------------
Common Stock, $.01 par value......................   $73,600,000   $21,682.00(1)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) A fee of $20,141.10 was paid with the initial filing of this Registration Statement with the Commission on September 27, 1999. A supplemental fee of $1,540.90 was paid in connection with the filing of Pre-Effective Amendment No. 2 on December 21, 1999.
                                  -----------
   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED JANUARY 31, 2000

                                4,000,000 Shares

                   [TELAXIS COMMUNICATIONS LOGO APPEARS HERE]

                                  Common Stock

                                   ---------

  Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $14.00 and $16.00 per share. Our common stock has been approved for listing on The Nasdaq Stock Market's National Market under the symbol "TLXS."

  The underwriters have an option to purchase a maximum of 600,000 additional shares to cover over-allotments of shares.

  Investing in our common stock involves risks. See "Risk Factors" on page 6.

                                                     Underwriting
                                            Price to Discounts and Proceeds to
                                             Public   Commissions    Telaxis
                                            -------- ------------- -----------
Per Share..................................  $          $            $
Total......................................  $          $            $

  Delivery of the shares of common stock will be made on or about       , 2000.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

                         Banc of America Securities LLC

                                                              CIBC World Markets

                  The date of this prospectus is       , 2000

[Graphic depiction of our point-to multipoint architecture showing a picture of our access hub equipment and a picture of our customer premises equipment. The graphic shows hub equipment installed on a building sending and receiving information to and from customer premises equipment installed at a home, a small business, a multiple dwelling unit and institutions. The graphic contains the heading "Addressing the demand for broadband access" and the subheading "Enabling high-speed Internet access and electronic commerce."]

                                 ------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    3
Risk Factors........................    6
Special Note Regarding Forward-
 Looking Statements.................   14
Use of Proceeds.....................   15
Dividend Policy.....................   15
Capitalization......................   16
Dilution............................   18
Selected Financial Data.............   19
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   20
Business............................   31

                                   Page
                                   ----
Management.......................   45
Material Relationships and
 Related-Party Transactions......   53
Principal Stockholders...........   56
Description of Capital Stock.....   58
Shares Eligible for Future Sale..   62
Underwriting.....................   64
Notice to Canadian Residents.....   66
Legal Matters....................   67
Experts..........................   67
Where You Can Find More
 Information.....................   67
Index to Financial Statements....  F-1

                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                     Dealer Prospectus Delivery Obligation

   Until      , 2000 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotments or subscriptions.

   "Telaxis Communications," "Telaxis" and the Telaxis logo are our trademarks. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of the respective companies that own them.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully.

                       Telaxis Communications Corporation

   We develop and supply high-speed, or broadband, wireless access equipment used by network service providers to deliver integrated voice, video and data services to business and residential subscribers. Our products provide a high performance alternative to other access technologies, such as traditional copper wires, digital subscriber lines and cable modems, that connect the network service provider and the subscriber. Our products enable high-speed Internet access, electronic commerce, remote access, telecommuting and extensions of corporate networks to branch offices.

   Our product line consists of wireless transmitter and receiver equipment that is installed outdoors in a circular geographic service area, or cell. Each cell has equipment at its center called a hub that transmits and receives data to and from customer premises equipment installed at multiple subscriber locations. This cell-based arrangement is commonly referred to as point-to-multipoint architecture. Using our point-to-multipoint products, network service providers can enter markets quickly and economically, and then expand their networks by adding customer premises equipment as the number of subscribers grows.

   We have developed two families of broadband point-to-multipoint wireless access products. Our modular hubs and customer premises equipment can be rapidly tailored for competitive site demonstrations and initial commercial deployments. These modular products address a network service provider's need to offer new services and enter new markets quickly. Our planar hubs and customer equipment can be mass-produced using low-cost, highly automated manufacturing techniques. We use the word planar to describe this family of products because these products combine the functions of multiple stand-alone modules onto a flat printed circuit board. These planar products address a network service provider's need for cost-effective deployment to many subscribers.

   We sell our products primarily to network system integrators, such as Newbridge Networks and Motorola, which include our products in broadband wireless systems sold to network service providers. Our products have been successfully demonstrated at more than 40 sites worldwide over the last four years. We believe this experience is unmatched by any other supplier of broadband point-to-multipoint wireless access equipment. As a result of these demonstrations, our products have been selected, either directly or by network system integrators, for commercial deployment by network service providers, including:

  . American Wireless                   . Korea Telecom


  . BellSouth Movicom                   . Maxlink Communications


                                        . Telenordia
  . Formus

   Our objective is to be the leading developer and supplier of broadband point-to-multipoint wireless access equipment for use by network service providers worldwide. Our strategy to accomplish this objective is to:

  .  Penetrate the global market with our two product families

  .  Capitalize upon our early customer acceptance

  .  Expand strategic relationships with network system integrators

  . Reduce product costs while increasing performance and adding functionality

  .  Leverage technology partnerships

  .  Establish brand identity

   Our principal executive offices and manufacturing facilities are located at 20 Industrial Drive East, South Deerfield, Massachusetts 01373-0109. Our telephone number is (413) 665-8551. Our web site is located at www.telaxiscomm.com. Information contained in our web site is not incorporated by reference into this prospectus, and you should not consider information contained in our web site as part of this prospectus. Our company was incorporated in Massachusetts in 1982.

                                  The Offering

Common stock offered..............  4,000,000 shares

Common stock outstanding after
 this offering....................  15,332,312 shares

Use of proceeds...................  For general corporate purposes and for potential acquisitions.

Proposed Nasdaq National Market
 symbol...........................  TLXS

   The number of shares to be outstanding after the offering is based on the number of shares of common stock outstanding as of December 31, 1999 and gives effect to the conversion of all outstanding shares of our preferred stock into 10,488,440 shares of common stock upon the closing of this offering. This number excludes:

  . 1,881,763 shares that we may issue upon the exercise of options outstanding as of December 31, 1999 at a weighted average exercise price of $2.66 per share

  . 2,116,711 shares available for issuance upon the exercise of options which have been or may be granted after December 31, 1999 under our active stock plans

  . 1,221,370 shares that we may issue upon the exercise of warrants outstanding as of December 31, 1999 at a weighted average exercise price of $1.19 per share

                            Recent Financial Results

   We expect that our revenues for the quarter ended December 31, 1999 will be approximately $4.2 million. We expect both our operating loss and our loss from continuing operations for the quarter ended December 31, 1999 to be between $2.3 million and $2.6 million.

                             Summary Financial Data
                     (in thousands, except per share data)

   The following tables summarize our financial data. The statement of operations data reflect only our continuing operations. You should read our financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The pro forma balance sheet data reflect the conversion of our currently outstanding redeemable preferred stock into common stock upon the closing of this offering. The pro forma as adjusted balance sheet data reflect our sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                                            Nine Months Ended
                             Year Ended December 31,          September 30,
                             --------------------------  -----------------------
                              1996     1997      1998       1998        1999
                             -------  -------  --------  ----------- -----------
                                                         (unaudited) (unaudited)
Statement of Operations
 Data:
Sales......................  $   201  $ 1,733  $  2,386    $ 1,447     $ 5,504
Gross margin (loss)........     (306)  (1,022)   (5,131)    (1,873)        401
Operating loss.............   (1,829)  (6,726)  (13,172)    (7,932)     (5,441)
Loss from continuing
 operations................  $(2,239) $(6,712) $(11,253)   $(7,076)    $(5,947)
Basic and diluted loss per
 share from
 continuing operations.....  $ (4.15) $(14.16) $ (22.87)   $(14.38)    $(11.14)
Shares used in computing
 basic and diluted
 loss per share............      540      474       492        492         534
Pro forma basic and diluted
 loss per share from
 continuing operations(1)..                    $  (1.78)               $ (0.76)
Shares used in computing
 pro forma basic
 and diluted loss per
 share(1)..................                       6,319                  7,833

--------------------
(1) For an explanation of these computations, see Note 1 to our financial statements.

                                                   September 30, 1999
                                           -----------------------------------
                                                                    Pro Forma
                                             Actual     Pro Forma  As Adjusted
                                           ----------- ----------- -----------
                                           (unaudited) (unaudited) (unaudited)
Balance Sheet Data:
Cash and cash equivalents.................  $ 12,158     $12,158     $66,958
Working capital...........................    12,372      12,372      67,172
Total assets..............................    25,958      25,958      80,758
Long-term debt and capital lease
 obligations, net of current portion......     1,602       1,602       1,602
Redeemable preferred stock................    47,793         --          --
Total stockholders' (deficit) equity......   (31,399)     16,394      71,194

   Except where we state otherwise, the information we present in this prospectus:

  . reflects the discontinuation of our millimeter-wave products business segment

  . reflects the amendment of our charter to increase the authorized number of shares of common stock to 100,000,000 shares and change our name to "Telaxis Communications Corporation" from "Millitech Corporation"

  . reflects a one for two reverse stock split of our common stock effective December 16, 1999

  . assumes that the underwriters do not exercise their option to purchase 600,000 additional shares after the closing of this offering

                                  RISK FACTORS

   You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may impair our business operations. If any of the following risks occurs, our business, operating results and financial condition could be seriously harmed. In addition, the trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

                         Risks Related To Our Business

We have incurred substantial losses and may not be profitable in the future.

   Our continuing operations have not achieved profitability. We cannot predict whether we will become profitable. Our failure to achieve profitability within the time frame that investors expect may cause the market price of our common stock to decline. We had losses from continuing operations of $5.9 million in the nine months ended September 30, 1999, $11.3 million in 1998 and $6.7 million in 1997. As a result of losses from continuing and discontinued operations, at September 30, 1999, we had an accumulated deficit of $32.9 million. We have generated relatively small amounts of product sales. We do not believe that our sales growth rates are sustainable because those rates are calculated from a small revenue base. In addition, we intend to increase expenditures in all areas, including manufacturing and engineering, research and development, and sales and marketing, in order to execute our business strategy. As a result, we expect to continue to incur significant quarterly losses for at least the next several quarters.

Our sales and operating results in future periods are likely to fluctuate significantly and may fail to meet or exceed the expectations of securities analysts or investors, causing our stock price to fall.

   Our quarterly sales and operating results are difficult to predict and may continue to fluctuate significantly from quarter to quarter. If our quarterly sales or operating results fall below the expectations of securities analysts or investors, the price of our common stock could fall substantially.

   Our quarterly results may fluctuate for several reasons, including the following:

  .  the timing and size of orders for our products

  . the mix of our product sales, which we expect will shift over time generally toward our less profitable customer premises equipment

  . the hiring and loss of personnel, particularly in manufacturing and sales and marketing, including significant recruiting bonuses or other hiring expenses

  . our lengthy sales cycle, which typically ranges from six to 18 months, making it difficult for us to predict our future business operations and make plans for the future

  .  our manufacturing capacity constraints and our ability to fulfill orders

  .  the timing of our investments in additional manufacturing capacity

  .  unforeseen additional charges related to our discontinued operations

We have only recently focused on the broadband point-to-multipoint wireless access market and, as a result, it is difficult to predict our future prospects in this market.

   Historically, our operations focused on a business segment that we discontinued in August 1999. We classify the results of that segment as a discontinued operation in our financial statements. We shipped our first prototype broadband point-to-multipoint wireless access equipment for trial in 1995. However, the commercial market for these products did not emerge until recently. We received the first volume order for our broadband point-to-multipoint wireless access products in June 1999. Accordingly, you have limited financial data that you can use to evaluate our future prospects in the broadband point-to-multipoint wireless access market. You should evaluate our prospects in light of the risks, expenses and challenges we will encounter because of our recent focus on this market.

We depend upon a small number of network system integrators and the loss of one or more of them would limit our ability to generate sales.

   We depend on a small number of network system integrators to market, sell, install, finance and support broadband point-to-multipoint wireless access systems that include our products. Our network system integrators' failure to accomplish these tasks successfully would cause our sales to fall below our expectations. One network system integrator, Newbridge Networks, accounted for 83% of our sales in the nine months ended September 30, 1999 and Newbridge Networks, Convergence Communications and Nexsatel accounted for 68% of our sales in 1998. These sales related primarily to site demonstrations and initial commercial deployments. We have no long-term purchase commitments or exclusive purchase agreements with these or any other customers. Because there are a relatively small number of network system integrators with the resources and technical expertise necessary to offer broadband point-to-multipoint wireless access systems, and because these network system integrators extensively test and evaluate products such as ours before making a purchase decision, we may be unable to replace our network system integrators quickly. Moreover, because we may be able to supply only a few network system integrators, we may be unable to reduce our dependence on a few customers. Our network system integrators could stop purchasing products from us because our products do not meet their needs, because they cannot sell broadband point-to-multipoint wireless access solutions profitably or for other reasons, such as a corporate reorganization, acquisition or other transaction that alters their strategic focus. Newbridge Networks has recently publicly disclosed that it has deployed a comprehensive strategic action plan which may include the sale of the company. We do not control our network system integrators and have little, if any, influence over their strategic decisions. Those decisions could limit our prospects in ways we cannot predict. If our customers reduce orders for our products, we could lose sales and suffer damage to our reputation in the industry.

The failure of our network system integrators to sell broadband point-to-multipoint wireless access solutions that include our products would harm our sales.

   Even if our products meet all of our network system integrators' needs, other factors may impede the success of their broadband point-to-multipoint wireless access solutions. For example, installation costs may be high and difficult to reduce. In addition, our network system integrators may not have or use the financial, marketing and other resources necessary to ensure that their solutions will succeed in the marketplace. For example, network service providers may insist that network system integrators provide extensive financing for the deployment of large broadband point-to-multipoint wireless access networks, and our network system integrators may be unwilling or unable to provide the necessary financial resources. Without providing financing, our network system integrators may be unable to sell systems containing our products, which would reduce or delay our sales.

We may not be able to manufacture our products as quickly as our customers require, which could cause us to lose sales.

   Currently, we are unable to manufacture products as quickly as our customers require. This manufacturing constraint could cause us to lose sales, damage our reputation, incur financial liabilities and jeopardize our long-term prospects. If we receive any substantial order in the near future, we may be unable to fulfill the order on a timely basis. We currently have a single line of assembly, and equipment downtime at any stage of the assembly process would halt production. We believe we will need to build additional manufacturing capacity in the near future.

We have only limited experience dealing with the type of highly specialized, third-party manufacturers we will need to engage, and our failure to obtain satisfactory performance from third-party manufacturers could cause us to lose sales.

   We believe we will need to engage third-party manufacturers to supplement our manufacturing capacity. Few, if any, third-party manufacturers have the technical capabilities to meet our quality standards and production goals. Therefore, it may be difficult and time-consuming to identify and engage an appropriate third-party manufacturer. Any third-party manufacturer we engage may not perform to our expectations. We will have little, if any, control over their performance. Their failure to meet our expectations in any respect could cause us to lose sales and harm our reputation. Moreover, we have limited experience dealing with third-party manufacturers and may encounter unforeseen problems that are costly, time-consuming and difficult to resolve. If we are unable to engage a third-party manufacturer, we will need to build additional manufacturing facilities of our own.

Our products include single-source components, and our inability to obtain these components would halt production and could hurt our sales and lower our margins.

   We currently purchase a number of important components, including electronic filters, semiconductor devices, circuit boards, frequency references and housings, from single-source suppliers for which alternative sources are not readily available. Any delay or interruption in the supply of these components could impair our ability to deliver our products and could reduce our sales. Any of our single-source suppliers could enter into exclusive agreements with or be acquired by our competitors, increase their prices, refuse to sell their products, discontinue products or go out of business. Even if alternative suppliers are available to us, identifying them is difficult and time-consuming, and they may not meet our quality standards. We may not be able to obtain sufficient quantities of these components on the same or substantially the same terms. Consolidations among our suppliers could result in other sole-source supply situations. An increase in the cost of these components could make our products less competitive and lower our margins.

As our customers enter new markets, we sometimes have to adapt our products rapidly to the frequency and regulatory requirements that exist in those markets, and we may incur significant costs making the necessary modifications.

   Each of our products is designed for a specific range of frequencies. Because different governments license different portions of the frequency spectrum for the broadband wireless access market, and because network service providers license a multitude of specific frequencies, we sometimes have to adapt our products rapidly to use different frequencies. This design process can be difficult and time-consuming, and could therefore increase our costs and cause delays in the delivery of products to our customers.

We may be unable to achieve the continuing cost reductions and technological improvements required for our products to remain competitive.

   We expect that market conditions, particularly falling prices for competing broadband access solutions, will force us to reduce our prices over time. If we do not continue to reduce our product costs, we will continue to incur operating losses. In order to reduce product costs, we must use low-cost, automated manufacturing techniques, increase manufacturing volume and improve yield. Low-cost automated manufacturing of products such as ours has not been demonstrated to be feasible in high volumes. We may not have and may not be able to acquire the experience, technical know-how and other resources to achieve these goals.

   Our products have been purchased primarily by network system integrators for site demonstrations and for sales to network service providers for initial commercial deployments. Before our network system integrators commit to future orders for our products, they may establish additional product specifications, manufacturing parameters or other conditions of sale that we cannot meet. Our failure or unwillingness to meet those specifications, parameters or conditions could prevent us from achieving enough sales to obtain and sustain profitability.

We expect to expand our operations significantly, and our failure to manage our expansion could lead to customer dissatisfaction, cost inefficiencies and lost sales opportunities.

   We are rapidly and significantly expanding our operations, including the number of our employees, the geographic scope of our activities and our product offerings. Our failure to manage growth effectively could cause delay in sale and delivery of our products and lead to unanticipated costs. This expansion has placed a significant strain on all of our resources. To manage our growth, we must hire, train and manage significant numbers of qualified employees, particularly engineering, sales, marketing and manufacturing personnel. In addition, we are reassigning or retraining approximately 20 employees from our discontinued operations to work in our continuing operations and we are converting facilities from our discontinued operations for use in our continuing operations. We expect that this hiring, training and conversion process will be difficult and time-consuming.

We expect to continue to derive a substantial portion of our sales from international sources, and difficulties associated with international operations could result in less favorable terms with our network system integrators.

   We sell substantially all of our products to domestic and foreign network system integrators, which offer systems including our products to network service providers on a global basis. We believe our products are primarily used by network service providers outside the United States. Sales outside the United States frequently involve additional risks and difficulties, including:

  . licenses, tariffs and other trade barriers imposed on products such as ours

  .  political and economic instability

  . compliance with a wide variety of complex laws and treaties relating to telecommunications equipment

If our network system integrators suffer losses as a result of any of these factors in connection with foreign deployments, they could seek to renegotiate terms or otherwise pass those losses on to us.

Our future success will depend in part on our ability to protect our proprietary product and manufacturing process designs, and if we do not enforce and protect our intellectual property, we could lose any competitive advantage we have.

   Our success depends to a significant degree upon the preservation and protection of our product and manufacturing process designs and other proprietary technology. Our intellectual property rights, and our ability to enforce those rights, may be inadequate to prevent others from using our technology or substantially similar technology they may independently develop. The use of that technology by others could eliminate any competitive advantage we have, cause us to lose sales and lead to lower prices for our products. To protect our proprietary technology, we generally limit access to our technology, treat portions of our technology as trade secrets and obtain confidentiality or non-disclosure agreements from persons with access to our technology. We have also obtained and applied for patents in the United States and other countries, and we rely on protections available under copyright and trademark law. These steps may be inadequate to provide the protection we need. A significant portion of our proprietary technology is know-how, and employees with know-how may depart before transferring their know-how to other employees. Moreover, the laws of other countries where we market our products may afford even less protection for our intellectual property. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and costly, even if we were to prevail.

Claims by others that we have violated their intellectual property rights could prevent the sale of our products and cause us to pay damages.

   If we were to discover that any of our products violated the intellectual property rights of a third party, we might be unable to redesign our product to avoid violating their rights, and we might be unable to obtain a license on commercially reasonable terms to use their intellectual property. We may be prevented from continuing to sell that product, which could cause us to lose sales. For instance, we have received a letter claiming that we may owe patent license fees for wafers we purchased for research and development purposes not involving our continuing operations. We do not conduct comprehensive patent searches to determine whether the technology used in our products infringes any patents, and any searching we do conduct would not reveal technology covered by confidential patent applications. Any claim that we infringe or otherwise violate the intellectual property rights of others could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. Furthermore, a party making a claim could obtain a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products.

                         RISKS RELATED TO OUR INDUSTRY

The broadband point-to-multipoint wireless access industry is new and its future is uncertain. If significant demand for this technology does not develop, we will not be able to generate significant sales.

   Broadband point-to-multipoint wireless access technology is new and unproven in the marketplace. This technology may prove unsuitable for widespread commercial deployment, in which case it is unlikely we could generate enough sales to obtain and sustain profitability. Many factors will influence the success or failure of broadband wireless access technology, including:

  . its capacity to handle growing demands for faster transmission of increasing amounts of video, voice and data

  . its cost-effectiveness and performance compared to other forms of broadband access, whose prices and performance continue to improve

  .  its reliability and security

  .  whether the products can be manufactured in sufficient volume

  .  its suitability for a sufficient number of geographic regions

  . the availability of sufficient frequencies for network service providers to deploy products at commercially reasonable rates

  . the availability of sufficient site locations for network service providers to install products at commercially reasonable rates

  . safety and environmental concerns regarding broadband wireless transmissions

Many competing technologies may serve our target market, and if the broadband point-to-multipoint technology upon which our products is based does not succeed as a solution for broadband access, we would not be able to sustain or grow our business.

   Broadband point-to-multipoint wireless access solutions are also competing with other high-speed solutions such as digital subscriber lines, cable, fiber, other high-speed wire, satellite and point-to-point wireless technologies. Many of these alternative technologies can take advantage of existing installed infrastructure and have achieved significantly greater market acceptance and penetration than broadband point-to-multipoint wireless access technologies. Moreover, current broadband point-to-multipoint wireless access technology has inherent technical limitations that may inhibit its widespread adoption in many areas, including the need for line-of-sight installation and reduced communication distance in bad weather. We expect broadband point-to-multipoint access technologies to face increasing competitive pressures from both current and future alternative technologies. In light of these factors, many network service providers may be reluctant to invest heavily in broadband point-to-multipoint wireless access solutions and, accordingly, the market for these solutions may fail to develop or may develop more slowly than we expect. Either outcome would limit our sales opportunities and make it difficult for us to be profitable.

The broadband point-to-multipoint wireless access industry is intensely competitive, and our failure to compete effectively could hurt our sales and reduce our margins.

   The market for broadband point-to-multipoint wireless access equipment is rapidly evolving and highly competitive. A number of large telecommunications equipment suppliers, such as Alcatel, Ericsson and Nortel Networks, as well as a number of smaller companies, have developed or are developing products that compete with ours. Many of our competitors are substantially larger than we are and have significantly greater financial, sales, marketing, distribution, technical, manufacturing and other resources. These competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to gain market share rapidly. We expect to face increasing competitive pressures from both current and future competitors in the markets we serve.

        RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR COMMON STOCK

The market price of our common stock is likely to be volatile and you may not be able to resell your shares at or above the initial public offering price.

   The market price of our common stock could fluctuate significantly for many reasons, including the following:

  .  our financial performance or the performance of our competitors

  .  technological innovations or other trends in our industry

  . successes or failures at significant product evaluations or site demonstrations

  .  the introduction of new products by us or our competitors

  .  the arrival or departure of key personnel

  . acquisitions, strategic alliances or joint ventures involving us or our competitors

  . changes in estimates of our performance or recommendations by securities analysts

  .  decisions by major participants in the communications industry

  . decisions by investors to de-emphasize investment categories, groups or strategies that include our company or industry

  . market conditions in the industry, the financial markets and the economy as a whole

   In addition, the stock market has recently experienced extreme price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. When the market price of a company's stock drops significantly, stockholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Future sales of common stock by our existing stockholders could cause our stock price to fall.

   If our stockholders sell substantial amounts of common stock in the public market, including shares that we may issue upon the exercise of outstanding options and warrants, the market price of our common stock could fall. The perception among investors that these sales will occur could produce the same effect. After this offering, we will have approximately 15,332,312 shares of common stock outstanding. The shares we are selling in this offering will be freely tradeable in the public market. If we take into account the lock-up agreements executed by our existing stockholders, the remaining shares of common stock outstanding after this offering will be available for sale in the public market as follows:

           Percent of
              Total
 Number of   Shares
  Shares   Outstanding               Date of Availability for Sale
 --------- ----------- --------------------------------------------------------
   209,953     1.85         , 2000 (date of this prospectus) to      , 2000 (90
                       days after the date of this prospectus)
    15,831     0.14         , 2000 (90 days after the date of this prospectus)
                       to      , 2000 (180 days after the date of this
                       prospectus), in some cases under Rule 144
 7,659,547    67.59         , 2000 (180 days after the date of this
                       prospectus), in some cases under Rule 144
 3,446,982    30.42    At various times after      , 2000

   Our underwriters could waive the selling restrictions imposed by the lock-up agreements at any time, which could accelerate the resale of outstanding shares of common stock. In addition, at December 31, 1999, there were outstanding warrants to purchase 51,777 shares and options to purchase 1,000 shares not restricted by lock-up agreements. The shares that we may issue upon exercise of the warrants will become available for sale in the public market under Rule 144 and the shares that we may issue upon exercise of the options will become available for sale in the public market upon vesting and after we file a registration statement covering those shares. We intend to file a registration statement for this purpose after this offering. In addition, some of our securityholders have rights to require us to register their shares for resale in the public market. For a more detailed description, see "Description of Capital Stock--Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."

We have anti-takeover defenses that could delay or prevent an acquisition of our company, which could depress our stock price or lessen any premium over market price that an acquirer might otherwise pay.

   Our articles of organization and by-laws and Massachusetts law contain provisions that might enable our management to resist a takeover of our company. These provisions could discourage, delay or prevent a change in control of our company or an acquisition of our company at a price that many stockholders may find attractive. These provisions may also discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. For a description of these provisions, see "Description of Capital Stock--Anti-takeover Provisions of Massachusetts Law and Our Articles of Organization and By-Laws."

If we cannot raise additional capital we may need on acceptable terms, we may not achieve our business goals.

   If we do not have sufficient capital to fund our operations, we may be forced to discontinue product development, reduce our sales and marketing efforts, forego attractive business opportunities and lose the ability to respond to competitive pressures. We expect that the net proceeds from this offering, cash on hand and borrowings under our credit facility will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. After that, we may need to raise additional funds, and additional financing may not be available on favorable terms, if at all. We may also require additional capital to acquire or invest in complementary businesses or products or obtain the right to use complementary technologies. If we issue additional equity securities to raise funds, the ownership percentage of our existing stockholders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of our common stock.

You will suffer dilution because the net tangible book value of shares purchased in this offering will be substantially lower than the initial public offering price.

   The initial public offering price will significantly exceed the net tangible book value per share of our common stock. Accordingly, if you purchase common stock in this offering, you will incur immediate and substantial dilution of your investment. If outstanding options or warrants are exercised, you will incur additional dilution.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS

   We expect to receive net proceeds of approximately $54.8 million from the sale of 4,000,000 shares of common stock, or approximately $63.2 million from the sale of 4,600,000 shares if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $15.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

   We intend to use the net proceeds of this offering primarily for general corporate purposes. We may also use a portion of the net proceeds to acquire complementary businesses, products and technologies or to establish joint ventures that we believe will complement our current or future business. However, we have no specific plans, agreements or commitments to do so and are not currently engaged in any negotiations for any acquisition or joint venture. Pending our use of these proceeds, we will invest the net proceeds in short-term, interest-bearing, investment-grade securities. The amounts that we actually expend for general corporate purposes will vary significantly depending on a number of factors, including future sales growth and the amount of cash we generate from operations, if any.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends. We currently intend to retain any future earnings to fund the development and growth of our business. In addition, under our credit facilities, we generally cannot pay dividends without our creditors' consent. Therefore, we currently do not anticipate paying cash dividends in the foreseeable future.

                                 CAPITALIZATION

   The following table presents:

  .  our actual capitalization as of September 30, 1999

  . our pro forma capitalization as of September 30, 1999, after adjustment for:


    (a) the conversion of our currently outstanding redeemable preferred stock into 10,488,440 shares of common stock upon the closing of this offering

    (b)  the amendments of our charter

  . our pro forma as adjusted capitalization as of September 30, 1999, which adjusts for our sale of 4,000,000 shares of common stock at an assumed initial public offering price of $15.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us

You should read the following table in conjunction with our financial statements and accompanying notes included elsewhere in this prospectus.

                                                                   As of September 30, 1999
                                                              -----------------------------------
                                                                                       Pro Forma
                                                                Actual     Pro Forma  As Adjusted
                                                              ----------- ----------- -----------
                                                              (unaudited) (unaudited) (unaudited)
Lines of credit and current maturities of long-term debt....   $  1,286    $  1,286    $  1,286
                                                               ========    ========    ========
Current maturities of capital lease obligations.............   $    771    $    771    $    771
                                                               ========    ========    ========
Long-term debt:
  Long-term debt, net of current portion....................   $  1,066    $  1,066    $  1,066
  Capital lease obligations, net of current portion.........        536         536         536
                                                               --------    --------    --------
    Total long-term debt, net of current portion............      1,602       1,602       1,602
                                                               --------    --------    --------
Redeemable preferred stock, $.01 par value; issued in
 classes A, B, D and E; 22,080,000 total shares authorized
 and 20,976,881 total shares issued and outstanding, actual;
 no shares authorized, issued or outstanding, pro forma and
 pro forma as adjusted......................................     47,793         --          --
Stockholders' (deficit) equity:
Preferred stock, $.01 par value; 4,500,000 shares authorized and no shares issued or outstanding, actual, pro forma and
 pro forma as adjusted......................................        --          --          --
 Common stock, $.01 par value; 36,000,000 shares authorized
  and 782,986 shares issued and outstanding, actual;
  100,000,000 authorized, pro forma and pro forma as
  adjusted; 11,271,426 shares issued and outstanding, pro
  forma; 15,271,426 shares issued and outstanding, pro
  forma as adjusted........................................           8         123         152
 Additional paid-in capital................................       1,911      49,589     104,360
 Note receivable...........................................        (281)       (281)       (281)
 Accumulated deficit.......................................     (32,859)    (32,859)    (32,859)
 Unearned compensation.....................................        (178)       (178)       (178)
                                                               --------    --------    --------
  Total stockholders' (deficit) equity....................      (31,399)     16,394      71,194
                                                               --------    --------    --------
  Total capitalization....................................     $ 17,996    $ 17,996    $ 72,796
                                                               ========    ========    ========

   The foregoing information excludes the following shares as of December 31, 1999:

  . 1,881,763 shares that we may issue upon the exercise of options outstanding as of December 31, 1999 at a weighted average exercise price of $2.66 per share

  . 2,116,711 shares available for issuance upon the exercise of options which have been or may be granted after December 31, 1999 under our active stock plans

  . 1,221,370 shares that we may issue upon the exercise of warrants outstanding as of December 31, 1999 at a weighted average exercise price of $1.19 per share

                                    DILUTION

   If you invest in our common stock, your interest will be diluted by the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Our pro forma net tangible book value at September 30, 1999 was approximately $16.4 million, or $1.46 per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding at September 30, 1999, and assumes the conversion of our currently outstanding shares of redeemable preferred stock into 10,488,440 shares of common stock upon the closing of this offering. Assuming our sale of 4,000,000 shares of common stock at an assumed initial public offering price of $15.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at September 30, 1999 would have been $71.2 million, or $4.66 per share. This represents an immediate increase in pro forma net tangible book value of $3.20 per share to existing stockholders and an immediate dilution of $10.34 per share to new investors, or approximately 68.9% of the assumed initial public offering price of $15.00 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share..................        $15.00
  Pro forma net tangible book value per share at September 30,
   1999..........................................................  $1.46
  Increase per share attributable to new investors...............   3.20
                                                                   -----
Pro forma as adjusted net tangible book value per share after the
 offering........................................................          4.66
                                                                         ------
Dilution per share to new investors..............................        $10.34
                                                                         ======

   The following table shows, on a pro forma as adjusted basis at September 30, 1999, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering, after adjustment for:

  . the conversion of our currently outstanding shares of redeemable preferred stock into common stock

  . our sale of 4,000,000 shares of common stock at an assumed initial public offering price of $15.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us

                                                                         Average
                                  Shares Purchased  Total Consideration   Price
                                 ------------------ --------------------   Per
                                   Number   Percent    Amount    Percent  Share
                                 ---------- ------- ------------ ------- -------
Existing stockholders........... 11,271,426   73.8% $ 49,712,000   45.3% $ 4.41
New investors...................  4,000,000   26.2%   60,000,000   54.7% $15.00
                                 ----------  -----  ------------  -----
  Total......................... 15,271,426  100.0% $109,712,000  100.0%
                                 ==========  =====  ============  =====

   This discussion assumes no exercise of any stock options or warrants outstanding as of September 30, 1999. At that date, there were 1,720,427 shares that we may issue upon the exercise of outstanding options at a weighted average exercise price of $1.62 per share and 1,229,695 shares that we may issue upon the exercise of outstanding warrants at a weighted average exercise price of $1.18. If holders exercise these outstanding options or warrants, there will be further dilution of $0.51 per share to new investors. Additionally, there were 2,327,534 shares available for issuance upon the exercise of options which have been or may be granted under our active stock plans after September 30, 1999.

                            SELECTED FINANCIAL DATA

   You should read the following selected financial data with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes appearing elsewhere in this prospectus. The following statement of operations data reflect only our continuing operations, which had minimal operating activity during the years ended December 31, 1994 and 1995. The statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the balance sheet data at December 31, 1997 and 1998 are derived from the financial statements and notes audited by PricewaterhouseCoopers LLP appearing elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1994 and 1995 and the balance sheet data as of December 31, 1994, 1995 and 1996 are derived from financial statements not appearing in this prospectus. The statement of operations data for the nine months ended September 30, 1998 and September 30, 1999 and balance sheet data as of September 30, 1999 are unaudited. In our opinion, all necessary adjustments, which consist only of normal recurring adjustments, have been included to present fairly the unaudited nine-month results, which should be read with our financial statements and notes appearing elsewhere in this prospectus. Historical results are not necessarily indicative of results that may be expected for any future period. We have never declared or paid any cash dividends.

                                                                     Nine Months Ended
                                Year Ended December 31,                September 30,
                          --------------------------------------  -----------------------
                          1994  1995   1996     1997      1998       1998        1999
                          ----- ----- -------  -------  --------  ----------- -----------
                                                                  (unaudited) (unaudited)
                                     (in thousands, except per share data)
Statement of Operations
 Data:
Sales...................  $ --  $ --  $   201  $ 1,733  $  2,386    $ 1,447     $ 5,504
Cost of sales...........    --    --      507    2,755     7,517      3,320       5,103
                          ----- ----- -------  -------  --------    -------     -------
Gross margin (loss).....    --    --     (306)  (1,022)   (5,131)    (1,873)        401
Operating expenses
  Research and
   development, net.....    --    --      598    3,926     4,993      3,888       3,368
  Selling and
   marketing............    --    --      353      667     1,006        619         710
  General and
   administrative.......    --    --      572    1,111     2,042      1,552       1,717
  Stock compensation
   cost.................    --    --      --       --        --         --           47
                          ----- ----- -------  -------  --------    -------     -------
   Total operating
    expenses............    --    --    1,523    5,704     8,041      6,059       5,842
                          ----- ----- -------  -------  --------    -------     -------
Operating loss..........    --    --   (1,829)  (6,726)  (13,172)    (7,932)     (5,441)
Other income (expense)..    --    --     (410)    (626)      757       (171)       (506)
                          ----- ----- -------  -------  --------    -------     -------
Loss from continuing
 operations before
 income taxes...........    --    --   (2,239)  (7,352)  (12,415)    (8,103)     (5,947)
Income tax benefit......    --    --      --      (640)   (1,162)    (1,027)        --
                          ----- ----- -------  -------  --------    -------     -------
Loss from continuing
 operations.............    --    --  $(2,239) $(6,712) $(11,253)   $(7,076)    $(5,947)
Basic and diluted loss
 per share from
 continuing operations..    --    --  $ (4.15) $(14.16) $ (22.87)   $(14.38)    $(11.14)
Shares used in computing
 basic and diluted
 loss per share.........    --    --      540      474       492        492         534
Pro forma basic and
 diluted loss per share
 from continuing
 operations(1)..........                                $  (1.78)               $ (0.76)
Shares used in computing
 pro forma basic
 and diluted loss per
 share(1)...............                                   6,319                  7,833

---------------------
(1) For an explanation of these computations, see Note 1 to our financial statements.

                                       December 31,
                         ---------------------------------------------  September 30,
                          1994     1995     1996      1997      1998        1999
                         -------  -------  -------  --------  --------  -------------
                                                                         (unaudited)
                                             (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents............ $ 1,078  $ 1,071  $ 1,213  $ 10,294  $  2,635    $ 12,158
Working capital.........   3,694    3,962    3,266     8,439     3,271      12,372
Total assets............  11,597   12,016   10,728    20,059    14,955      25,958
Long-term debt and
 capital lease
 obligations,
 net of current
 portion................   2,385    1,929    3,257     1,690     1,047       1,602
Redeemable preferred
 stock..................  12,467   12,467   12,465    25,425    32,793      47,793
Total stockholders'
 deficit................  (7,258)  (6,693)  (9,560)  (14,998)  (24,591)    (31,399)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion in conjunction with our financial statements and the accompanying notes.

Overview

   We develop and supply broadband point-to-multipoint wireless access equipment used by network service providers to deliver integrated voice, video and data services to business and residential subscribers. We sell our products primarily to network system integrators, which include our products in broadband wireless systems sold to network service providers. We have developed two families of broadband point-to-multipoint wireless access products. Our modular hubs and customer premises equipment can be rapidly tailored for competitive site demonstrations and initial commercial deployments. These modular products address a network service provider's need to offer new services and enter new markets quickly, which is often referred to as "accelerated time-to-market." Our planar hubs and customer premises equipment, based on a printed circuit board design, can be mass-produced using low-cost, highly automated manufacturing techniques. These planar products address a network service provider's need for cost-effective deployment to many subscribers.

   We commenced operations in 1982 and have derived the significant majority of our sales from our millimeter-wave products business segment. Millimeter waves are electromagnetic waves having wavelengths between one and ten millimeters. In August 1999, we adopted a plan to focus all of our resources on our broadband point-to-multipoint wireless access business segment and to dispose of the millimeter-wave products segment. We decided to dispose of this segment because it would have required us to reallocate financial and management resources from the more attractive broadband point-to-multipoint wireless access business segment. As a result, we have presented the operations of the millimeter-wave products segment as a discontinued operation in our financial statements. The following management's discussion and analysis focuses on our ongoing broadband point-to-multipoint wireless access business.

   Our first prototype broadband point-to-multipoint wireless access equipment was evaluated in a trial in 1995. Before receiving our first volume order for equipment in June 1999, virtually all of our shipments of products were for site demonstrations and initial commercial deployments. To date, we have assembled all of our products in-house. We will use third-party manufacturers to supplement our manufacturing capacity.

   We intend to increase expenditures in all areas, including manufacturing and engineering, research and development, and sales and marketing. These increases in operating expenses are not always apparent from our historical financial statements. As our sales continue to grow, our operating expenses as a percentage of sales will decrease even though we will significantly increase amounts spent on research and development, selling and marketing, and general and administrative. This spending will support expansion of our production and design areas, greater recruiting efforts, and a larger customer support organization to address the continuing growth in the market for broadband wireless access equipment.

   For the nine months ended September 30, 1999, approximately 83% of our sales were to Newbridge Networks, a customer located in Canada, and 16% of our sales were to customers located in the United States, including Convergence Communications which represented 11% of our sales. For the year ended December 31, 1998, approximately 48% of our sales were to customers located in the United States, including Convergence Communications which represented 26% of our sales, 30% of our sales were to Newbridge Networks, 12% of our sales were to Nexsatel, a customer located in Ecuador and affiliated with Formus, and 10% of our sales were to customers located in other countries, including South Korea, England and Australia. We expect that sales to customers located outside the United States will continue to be significant.

Result of Operations

   The following table provides continuing operations data as a percentage of sales for the periods presented. The percentages may not add due to rounding.

                                                               Nine Months
                                  Year Ended December             Ended
                                          31,                 September 30,
                                 --------------------------   ---------------
                                   1996      1997     1998     1998     1999
                                 --------   ------   ------   ------   ------
Sales..........................     100.0%   100.0%   100.0%   100.0%   100.0%
Cost of sales..................     252.2    159.0    315.0    229.4     92.7
                                 --------   ------   ------   ------   ------
Gross margin (loss)............    (152.2)   (59.0)  (215.0)  (129.4)     7.3
Operating expenses
  Research and development,
   net.........................     297.5    226.5    209.3    268.7     61.2
  Selling and marketing........     175.6     38.5     42.2     42.8     12.9
  General and administrative...     284.6     64.1     85.6    107.3     31.2
  Stock compensation cost......       --       --       --       --       0.8
                                 --------   ------   ------   ------   ------
    Total operating expenses...     757.8    329.1    337.0    418.7    106.1
                                 --------   ------   ------   ------   ------
Operating loss.................    (910.0)  (388.1)  (552.1)  (548.2)   (98.9)
Other income (expense).........    (204.0)   (36.1)    31.7    (11.8)    (9.2)
                                 --------   ------   ------   ------   ------
Loss from continuing operations
 before income taxes...........  (1,113.9)  (424.2)  (520.3)  (560.0)  (108.0)
Income tax benefit.............       --     (36.9)   (48.7)   (71.0)      --
                                 --------   ------   ------   ------   ------
Loss from continuing opera-
 tions.........................  (1,113.9)% (387.3)% (471.6)% (489.0)% (108.0)%

 Nine Months Ended September 30, 1998 and 1999

 Sales

   Sales increased 280% from $1.5 million for the nine months ended September 30, 1998 to $5.5 million for the nine months ended September 30, 1999. This increase primarily reflects the increase in sales of our planar products from $357,000 in 1998 to $4.2 million in 1999.

 Cost of Sales

   Cost of sales consists of component and material costs, direct labor costs, warranty costs, overhead related to manufacturing our products and customer support costs. Cost of sales increased 54% from $3.3 million for the nine months ended September 30, 1998 to $5.1 million for the nine months ended September 30, 1999. This increase was attributable primarily to increased shipments of our planar products. Gross margins were negative 129% for the nine months ended September 30, 1998 and were 7% for the nine months ended September 30, 1999. This improvement was attributable primarily to increased shipments of our higher margin planar products and a significant shipment of modular products at favorable pricing terms.

 Research and Development Expenses

   Research and development expenses consist primarily of personnel and related costs associated with our product development efforts. These include costs for development of products and components, test equipment and related facilities. Our gross research and development expenses decreased 6% from $4.4 million for the nine months ended September 30, 1998 to $4.1 million for the nine months ended September 30, 1999. Of this decrease $300,000 is attributable to the reassignment of a group of engineers to a customer support function and $200,000 reflects the elimination of a senior management position. Net of these changes our research and development costs actually increased by $100,000. Some of our customers have provided funding to offset our development costs for specific products. Net of these reimbursements, our research and development expenses decreased 13% from $3.9 million for the nine months ended September 30, 1998 to $3.4 million for the nine months ended September 30, 1999.

 Selling and Marketing Expenses

   Selling and marketing expenses consist of employee salaries and benefits, consultant fees, and expenses for advertising, travel, technical assistance, trade shows, and promotional and demonstration materials. Selling and marketing expenses increased 15% from $619,000 for the nine months ended September 30, 1998 to $710,000 for the nine months ended September 30, 1999. We added personnel to our customer support group which cost approximately $700,000 and we increased marketing efforts in targeting key accounts. Partially offsetting the cost of these efforts was approximately $600,000 of savings from the reduction of senior management and staff as we relocated our sales function from Texas to Massachusetts. Our selling and marketing expenses as a percentage of sales decreased from 43% for the nine months ended September 30, 1998 to 13% for the nine months ended September 30, 1999. This was the result of increasing sales by 280% while only adding three personnel to our selling and marketing organization.

 General and Administrative Expenses

   General and administrative expenses consist primarily of executive, administrative, human resources, quality assurance, management information systems and finance related costs. General and administrative expenses increased 11% from $1.6 million for the nine months ended September 30, 1998 to $1.7 million for the nine months ended September 30, 1999. In the nine months ended September 30, 1999, we incurred expenditures of approximately $360,000 for recruiting and relocation, and we also continued spending on our new management information system. However, these costs were partially offset by the reassignment of personnel to selling and marketing.

 Other Income (Expense)

   Other income (expense) consists of interest earned on cash and cash equivalents offset by interest expense and miscellaneous non-operating expenses. Total other expense increased 196% from $171,000 for the nine months ended September 30, 1998 to $506,000 for the nine months ended September 30, 1999. Interest income decreased by $145,000 in 1999 as a result of lower invested cash balances. Additionally, interest expense increased by $190,000 due to amortization of $267,000 for a discount on subordinated promissory notes.

 Income Tax Benefit

   In the nine months ended September 30, 1998, we have recorded an income tax benefit in continuing operations because the loss from continuing operations offsets income from discontinued operations. No tax benefit has been recorded in the nine months ended September 30, 1999 due to the uncertainty in deducting current losses against future taxable income.

 Years Ended December 31, 1996, 1997 and 1998

 Sales

   Sales increased $1.5 million from $201,000 in 1996 to $1.7 million in 1997. Sales increased 38% from 1997 to $2.4 million in 1998. The increase in sales from 1996 to 1997 was attributable to increased sales of modular products as well as sales of individual modules. The increase in sales from 1997 to 1998 reflects $200,000 from an increase in sales of modular products as well as $500,000 from sales of our newly-introduced planar products.

 Cost of Sales

   Cost of sales increased by $2.2 million from $507,000 in 1996 to $2.8 million in 1997. Cost of sales increased $4.8 million from 1997 to $7.5 million in 1998. The increase in cost of sales from 1996 to 1997 was attributable to increased shipments of modular products as well as shipments of individual modules. The increase in cost of sales from 1997 to 1998 was attributable to increased shipments of modular products as well as shipments of our newly-introduced planar products. Gross margins were negative 152% in 1996, negative

59% in 1997, and negative 215% in 1998. These negative gross margins resulted from the inefficiencies of low volume orders designed and manufactured to encourage site demonstrations of our products and demonstrate the viability of broadband point-to-multipoint wireless technology. We also developed automated manufacturing processes and added capacity and personnel in anticipation of future volume orders for our products. In 1998, we incurred a charge of $1.1 million to write off obsolete inventory. We purchased various components and materials for certain equipment designs in advance of production in order to accelerate development and testing for rapid product deployment. Higher costs were incurred for low volume purchases and accelerated deliveries from suppliers to support the accelerated development schedules. During a review of the value of the total material costs for certain products compared to the estimated future selling prices, we recorded a reserve to reduce selected inventory amounts to their expected net realizable value. While we will continue to periodically review the costs of our materials compared to the estimated future selling prices, future reserves are not expected to be significant as the majority of our material purchases are now in greater quantities and in support of production schedule requirements.

 Research and Development Expenses

   Our gross research and development expenses increased $3.4 million from $598,000 in 1996 to $4.0 million in 1997. Gross research and development expenses increased 50% from 1997 to $6.0 million in 1998. The increase from 1996 to 1997 reflected significant investments to develop our modular products and adapt them for different frequency ranges. The increase from 1997 to 1998 reflected significant investments to develop our planar products and adapt our modular products for additional frequency ranges. These activities required us to substantially increase the size of our research and development staff by 52%, from 29 personnel at the end of 1997 to 44 at the end of 1998. Net of customer reimbursements, our research and development expenses increased $3.3 million from $598,000 in 1996 to $3.9 million in 1997. Net research and development increased 27% from 1997 to $5.0 million in 1998.

 Selling and Marketing Expenses

   Selling and marketing expenses increased 89% from $353,000 in 1996 to $667,000 in 1997. Selling and marketing expenses increased 51% from 1997 to $1.0 million in 1998. The increase in selling and marketing expenses from 1996 to 1997 was attributable to our increased efforts to expand our presence in the broadband wireless access marketplace and initiate contacts with various network system integrators and network service providers. Approximately $600,000 of the increase in selling and marketing expenses from 1997 to 1998 was attributable to our hiring of additional key personnel to enhance our relationships with major customers and prospects. From 1996 through 1998, we invested significantly in installation and demonstration of our equipment at various locations worldwide.

 General and Administrative Expenses

   General and administrative expenses increased 94% from $572,000 in 1996 to $1.1 million in 1997. General and administrative expenses increased 84% from 1997 to $2.0 million in 1998. The increase from 1996 to 1997 resulted from our intensified recruiting efforts. Also, travel costs increased, as our executives worked to promote the company and increase our recognition in the telecommunications industry. The increase in general and administrative expenses from 1997 to 1998 was attributable to the reconfiguration of facilities to expand our manufacturing and engineering operations. In addition, we began to implement a new integrated financial and management information system. We recorded charges of $125,000 and $77,000 for the years ended December 31, 1997 and December 31, 1998 due to a specific review of our patents. These patents related to previously divested businesses and we determined that there were no future expected royalties or other income streams related to these patents. For these patents, the remaining net book value was written off. As of December 31, 1998, there was no remaining book value for these patents.

 Other Income (Expense)

   Total other expense increased 53% from $410,000 in 1996 to $626,000 in 1997. Total other expense changed from $626,000 in expense in 1997 to $757,000 in income in 1998. The increase in other expense from

1996 to 1997 was attributable to additional interest incurred on $3 million of subordinated notes and additional borrowings under our bank line of credit. The change in other expense from 1997 to other income in 1998 was primarily due to the recognition of $997,000 in income related to the termination of a development contract with a customer. Interest expense in 1998 was $210,000 lower than in 1997 due to repayment of the subordinated notes and bank line of credit. Interest income increased by $193,000 due to proceeds invested from a private placement completed in October 1997.

 Income Tax Benefit

   We have recorded an income tax benefit in continuing operations because the loss from continuing operations offsets income from discontinued operations. For 1997, the income tax benefit from continuing operations is net of additional tax expense of $264,000, due to an increase in the valuation allowance recorded against deferred tax assets.

 Quarterly Results of Operations

   The following table provides, for the periods presented, continuing operations data derived from our statement of operations in dollars and as a percentage of sales. The statement of operations data have been derived from our unaudited financial statements. In management's opinion, these statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. This information should be read with our financial statements and notes appearing elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

                                                   Quarter Ended
                         ---------------------------------------------------------------------------
                         March 31,  June 30,   Sept. 30,  Dec. 31,   March 31,  June 30,   Sept. 30,
                           1998       1998       1998       1998       1999       1999       1999
                         ---------  --------   ---------  --------   ---------  --------   ---------
                                                   (in thousands)
Statement of Operations
 Data:
Sales ..................  $   414   $   623     $   410   $   939     $ 1,177   $ 1,585     $ 2,742
Cost of sales ..........    1,164       835       1,322     4,196       1,650     1,162       2,291
                          -------   -------     -------   -------     -------   -------     -------
Gross margin (loss) ....     (750)     (212)       (912)   (3,257)       (473)      423         451
Operating expenses
 Research and
  development
  expenditures..........    1,384     1,445       1,567     1,583       1,054     1,548       1,512
 Research and
  development
  reimbursement.........      --        --         (508)     (478)       (120)     (306)       (320)
                          -------   -------     -------   -------     -------   -------     -------
  Research and
   development, net ....    1,384     1,445       1,059     1,105         934     1,242       1,192
 Selling and marketing
  ......................      181       288         149       388         318       164         228
 General and
  administrative .......      517       554         481       490         372       636         709
 Stock compensation
  cost..................      --        --          --        --          --        --           47
                          -------   -------     -------   -------     -------   -------     -------
  Total operating
   expenses ............    2,082     2,287       1,689     1,983       1,624     2,042       2,176
                          -------   -------     -------   -------     -------   -------     -------
Operating loss .........   (2,832)   (2,499)     (2,601)   (5,240)     (2,097)   (1,619)     (1,725)
Other income (expense)
 Interest expense ......     (127)     (132)       (112)     (102)        (68)     (109)       (384)
 Income from contract
  cancellation..........      --        --          --        997         --        --          --
 Interest income .......      118        66          16        33          17         8          30
                          -------   -------     -------   -------     -------   -------     -------
  Total other income
   (expense) ...........       (9)      (66)        (96)      928         (51)     (101)       (354)
                          -------   -------     -------   -------     -------   -------     -------
Loss from continuing
 operations before
 income taxes ..........   (2,841)   (2,565)     (2,697)   (4,312)     (2,148)   (1,720)     (2,079)
Income tax benefit .....      191       464         372       135         --        --          --
                          -------   -------     -------   -------     -------   -------     -------
Loss from continuing
 operations ............  $(2,650)  $(2,101)    $(2,325)  $(4,177)    $(2,148)  $(1,720)    $(2,079)
As a Percentage of
 Sales(1):
Sales ..................    100.0%    100.0%      100.0%    100.0%      100.0%    100.0%      100.0%
Cost of sales ..........    281.2     134.0       322.4     446.9       140.2      73.3        83.6
                          -------   -------     -------   -------     -------   -------     -------
Gross margin (loss) ....   (181.2)    (34.0)     (222.4)   (346.9)      (40.2)     26.7        16.4
Operating expenses
 Research and
  development
  expenditures .........    334.3     231.9       382.2     168.5        89.5      97.7        55.1
 Research and
  development
  reimbursement.........      --        --       (123.9)    (50.9)      (10.2)    (19.3)      (11.7)
                          -------   -------     -------   -------     -------   -------     -------
  Research and
   development, net ....    334.3     231.9       258.3     117.7        79.4      78.4        43.4
 Selling and marketing
  ......................     43.7      46.2        36.3      41.3        27.0      10.3         8.3
 General and
  administrative .......    124.9      88.9       117.3      52.2        31.6      40.1        25.9
 Stock compensation
  cost..................      --        --          --        --          --        --          1.7
                          -------   -------     -------   -------     -------   -------     -------
  Total operating
   expenses ............    502.9     367.1       412.0     211.1       138.0     128.8        79.4
                          -------   -------     -------   -------     -------   -------     -------
Operating loss .........   (684.1)   (401.1)     (634.4)   (558.0)     (178.2)   (102.1)      (62.9)
Other income (expense)
 Interest expense ......    (30.7)    (21.2)      (27.3)    (10.9)       (5.8)     (6.9)      (14.0)
 Income from contract
  cancellation .........      --        --          --      106.2         --        --          --
 Interest income .......     28.5      10.6         3.9       3.5         1.4       0.5         1.1
                          -------   -------     -------   -------     -------   -------     -------
  Total other income
   (expense) ...........     (2.2)    (10.6)      (23.4)     98.8        (4.3)     (6.4)      (12.9)
                          -------   -------     -------   -------     -------   -------     -------
Loss from continuing
 operations before
 income taxes ..........   (686.2)   (411.7)     (657.8)   (459.2)     (182.5)   (108.5)      (75.8)
Income tax benefit .....     46.1      74.5        90.7      14.4         --        --          --
                          -------   -------     -------   -------     -------   -------     -------
Loss from continuing
 operations ............   (640.1)%  (337.2)%    (567.1)%  (444.8)%    (182.5)%  (108.5)%     (75.8)%

---------------------
(1) Percentages may not add due to rounding.

   Our past sales and results of operations have fluctuated significantly from quarter to quarter, and we expect these fluctuations to continue in the future. The following discussion highlights significant events that have impacted our sales and financial results for the seven quarters in the period ended September 30, 1999.

   Our sales have increased each quarter beginning in the quarter ended December 31, 1998. This increase was attributable primarily to increased shipments of our planar products. Cost of sales has generally increased primarily as a result of the increase in units shipped. We also incurred a charge of $1.1 million in the quarter ended December 31, 1998 to write off obsolete inventory. Before the quarter ended June 30, 1999, we generally had negative gross margins. These negative gross margins reflect substantial discounts provided to encourage site demonstrations of our products and demonstrate the viability of broadband point-to-multipoint wireless access technology. Our gross margins improved significantly in each quarter in 1999 when compared to the corresponding quarter in 1998. This improvement was attributable primarily to the increased shipments of our higher-margin planar products. Our total operating expenses decreased as a percentage of sales in each quarter beginning in the quarter ended December 31, 1998. This decrease reflects the reduction of senior management positions as we reorganized our sales, research and development, and administrative functions in the quarter ended December 31, 1998. In addition, some of our customers have provided funding to offset our development costs for specific products. Our operating loss decreased as a percentage of sales in each quarter beginning in the quarter ended December 31, 1998. The change from other expense to other income in the quarter ended December 31, 1998 was the result of the recognition of $1.0 million of other income related to the termination of a development contract with a customer.

   The following table provides, for the periods presented, a summary of our discontinued operations financial data derived from our statement of operations.

                                                           Nine Months Ended
                               Year Ended December 31,       September 30,
                               ------------------------ -----------------------
                                1996     1997    1998      1998        1999
                               -------  ------- ------- ----------- -----------
                                                        (unaudited) (unaudited)
Statement of Operations Data:
Sales........................  $13,467  $14,686 $12,211   $9,554      $ 6,518
Gross margin.................    3,188    5,742   5,899    4,844        2,464
Income (loss) from
 discontinued operations
 before income taxes.........     (202)   2,246   2,886    2,550          258
Income tax expense
 (benefit)...................     (328)     904   1,162    1,027            0
Loss on disposition of MMWP
 segment.....................      --       --      --       --        (1,900)
                               -------  ------- -------   ------      -------
Income (loss) from
 discontinued operations.....  $  (530) $ 1,342 $ 1,724   $1,523      $(1,642)

 Discontinued operations for the years ended December 31, 1996, 1997 and 1998

   Sales increased $1.2 million from $13.5 million in 1996 to $14.7 million in 1997. This increase was attributable to our success in securing large orders for very specialized programs with a few major customers. Sales decreased by $2.5 million from 1997 to 1998 due to a decline in work performed on some large contracts with major customers. Our gross margin and income from discontinued operations improved in both 1997 and 1998 as we benefited from our experience in the design and manufacture of very technical systems and components in the millimeter wave frequencies.

 Discontinued operations for the nine months ended September 30, 1998 and 1999

   The decline in sales experienced in the nine months ended September 30, 1998 continued through the fourth quarter of 1998. Sales declined further to $6.5 million for the nine months ended September 30, 1999 as a result of the decline in the worldwide demand for the types of millimeter wave products sold by this business segment. Gross margins remained significantly favorable at 37% for the nine months ended September 30, 1999 as the size of the business was reduced to remain profitable. A decision was made to dispose of this segment in

August of 1999, and a provision of $1.9 million is reflected in the September 30, 1999 results of operations. This amount includes a $300,000 reserve for operating losses during the phaseout period, and a $1.6 million reserve for the assets to be disposed of.

Liquidity and Capital Resources

   Since 1997, we have financed our operations primarily through the sale of redeemable preferred stock and, to a much lesser extent, from cash generated by our discontinued operations. We have also issued subordinated notes and used equipment lease financing and bank lines of credit to provide cash. Our line of credit and long term debt agreements in effect at September 30, 1999 contain certain financial covenants of which the most restrictive are the maintenance of a minimum debt-to-equity ratio and various profitability requirements. The 1997 and 1998 events of default disclosed in the footnotes to the financial statements relate to the late reporting of audited year end financial results and failure to meet a profitability requirement. The line of credit related to the 1997 default was fully repaid and not renewed. We raised net proceeds of $9.9 million in 1997, $7.4 million in 1998 and $12.9 million in 1999 from the issuance of redeemable preferred stock.

   At September 30, 1999, we had cash and cash equivalents of $12.2 million. At September 30, 1999, we had $500,000 of bank borrowings under our line of credit facility. This line of credit is collateralized by our assets and interest is payable on the outstanding balance at a rate of prime plus 1% (prime was 8.25% at September 30, 1999).

   At September 30, 1999, we had approximately $1.9 million in long-term debt, of which $612,000 is due through December 2000 with an interest rate of 10%, $375,000 is due through June 2003 with an interest rate of 10%, and $941,000 is due through April 2003 with an interest rate of 7.8%.

   At December 31, 1998, we had approximately $1.5 million in capital lease obligations, which are due through 2003.

   Cash used in operating activities for the nine months ended September 30, 1999 was $5.1 million compared to $5.0 million for the nine months ended September 30, 1998. Cash used in operating activities was $8.5 million in 1998, $426,000 in 1997 and $1.8 million in 1996. Cash used in operating activities has primarily represented funding of our net losses.

   Cash used in investing activities for the nine months ended September 30, 1999 was $1.6 million compared to $3.4 million for the nine months ended September 30, 1998. Cash used in investing activities was $3.7 million in 1998 and $817,000 in 1997. In each period, these amounts related primarily to the purchase of equipment used in our manufacturing and research and development activities. Cash provided by investing activities was $28,000 in 1996 and resulted from the sale of certain property and equipment, net of additional equipment purchases.

   Cash provided by financing activities for the nine months ended September 30, 1999 was $16.2 million compared to cash used by financing activities of $1.2 million in the nine months ended September 30, 1998. The financing activities for the nine months ended September 30, 1999 consisted of the sale of redeemable preferred stock and the issuance of term notes collateralized by equipment. Cash provided by financing activities was $4.5 million in 1998 and $10.3 million in 1997. In each of these years, financing activities consisted primarily of the issuance of redeemable preferred stock. Cash provided by financing activities was $1.9 million in 1996 and resulted from borrowings under a bank line of credit and proceeds from the issuance of term notes.

   Our future cash requirements will depend upon a number of factors, including the timing and level of research and development activities and sales and marketing campaigns, and our ability to significantly increase our manufacturing volumes. We believe that our cash and cash equivalent balances and the proceeds from this offering will provide sufficient capital to fund our operations for at least 12 months. Thereafter, we may require additional capital to fund our operations. In addition, from time to time we evaluate opportunities to acquire complementary technologies or companies. Should we identify any of these opportunities, we may need to raise additional capital to fund the acquisitions and our operations. There can be no assurance that financing will be available to us on favorable terms or at all.

Year 2000 Issues

   Many currently installed computer systems, software products and other devices do not properly recognize dates after December 31, 1999. This "year 2000" problem could result in product failures, system failures or miscalculations causing disruptions of operations. If the computer systems, software products and devices upon which we rely do not correctly process dates after December 31, 1999, our business could be adversely affected.

   State of Readiness--Products. We have reviewed all of our products and their components to determine whether they are date-sensitive. Based on our review, we do not believe there are any date-sensitive features in any of our products or their components. Accordingly, we believe our products, as well as our inventories of product components, are year 2000 compliant. Nothing has occurred since January 1, 2000 which has altered our belief.

   State of Readiness--Third Parties. Because we depend on third parties, such as single source suppliers, network system integrators and contract manufacturers, we are assessing their year 2000 compliance. We have circulated written surveys to our material component suppliers regarding their internal year 2000 compliance. We have received and reviewed completed surveys from a majority of our component suppliers. We are pursuing the suppliers that have not responded to our survey for more information regarding their year 2000 compliance. The suppliers who responded to our survey stated that they believe they are year 2000 compliant or will be year 2000 compliant by December 31, 1999. We have also had discussions regarding year 2000 compliance with our network system integrator customers and selected third-party manufacturers we may engage, but have not received definite assurances that year 2000 problems will not materially affect their ability to do business with us. We did not know by December 31, 1999 and currently do not know the year 2000 readiness of all third parties with which we do business. However, we have experienced no material changes in our relationships with these third parties due to Year 2000 problems.

   State of Readiness--Internal Systems. We have completed our evaluation of all of our internal systems for year 2000 compliance. These systems include our information technology systems, such as our financial systems, enterprise resource planning systems, network hardware, server and PC operating systems, and core software applications, including our design software. These systems also include our non-information technology systems, such as our telephone switches, security systems, and office and facilities equipment. In most cases, we obtained these systems from third parties, and our evaluation consisted of inquiries made to vendors to determine whether their products were year 2000 compliant. As a result of our evaluation, we replaced desktop computers and upgraded and tested our network software and several software applications. We believe that our critical internal systems are now year 2000 compliant. Nothing has occurred since January 1, 2000 which has altered our belief.

   Costs of Remediation. We estimate that the total costs that we incurred in order to comply with year 2000 requirements was approximately $30,000. This amount represents only our costs of upgrading or replacing software and hardware ahead of schedule in order to obtain year 2000 compliant versions. We do not separately track the internal costs of our year 2000 remediation efforts. These costs consist primarily of payroll expenses for our information systems personnel and selected research and development personnel.

   Risks and Contingency Plans--Products. Despite our review and experience, our products may contain year 2000 defects or use components with year 2000 defects. Our contingency plan is to re-design our products to be year 2000 compliant or to use year 2000 compliant components. This redesign process could be difficult and time-consuming, and the associated costs may be material. If components are not year 2000 compliant, we would have to replace our inventories of those components, and compliant alternatives may not be readily available. Moreover, we have represented to our customers that our products are year 2000 compliant. If our products are not year 2000 compliant, we could be liable for the damages caused by our erroneous representation, and we could also lose sales. These liabilities or lost sales could be significant, which could harm our business.

   Risks and Contingency Plans--Third Parties. We do not know the year 2000 readiness of our material suppliers that have not completed our survey. Moreover, the suppliers who returned our surveys may have been mistaken or untruthful in responding to the survey. If year 2000 problems disrupt the operations of our suppliers, we may be unable to obtain necessary components for our products. Because we lack alternative suppliers for many components, we are unable to develop contingency plans. Similarly, year 2000 problems that affect our network system integrators, or their network service provider customers, could cause them to reduce or defer purchases or deployments of our products. Because we depend on and have little or no control over our network system integrators, we are unable to develop contingency plans. We cannot predict the impact that year 2000 problems will have on our business relationships with other third parties, and do not have specific contingency plans for those third parties. These problems could harm our business. However, since January 1, 2000, we have experienced no material problems with suppliers, network system integrators, or other third parties due to Year 2000 problems.

   Risks and Contingency Plans--Internal Systems. Because we believe our internal systems are year 2000 compliant, we have not developed and do not intend to develop any specific contingency plans for year 2000 problems that may arise with these systems. If we encounter a year 2000 problem with a critical system, the problem could severely disrupt our operations, damage our reputation, distract us from planned business activities and cause us to incur significant expenses to remedy the problem. We have not encountered any material problem with any critical internal system since January 1, 2000 due to Year 2000 problems.

   Worst Case Scenario. We believe that our worst case scenario would be the inability of one or more of our key suppliers to deliver materials necessary for us to manufacture our products. This could lead to lost sales, which could harm our reputation and could prevent our products from gaining the market acceptance we need to be successful. We have not experienced any material disruption in our business since January 1, 2000 due to the inability of any of our key suppliers to deliver necessary materials to us due to Year 2000 problems.

Recent Accounting Pronouncements

   In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"), which establishes standards for reporting information about operating segments in interim and annual financial reporting. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 did not have a material effect on our financial statements.

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use (SOP 98-1). SOP 98-1 is effective for fiscal years beginning after December 15, 1998 and provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize and amortize specified costs. We have adopted the provisions of SOP 98-1 for our six month period ended June 30, 1999.

   In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No.
133), which establishes accounting and reporting standards for derivative instruments and hedging activities. The statement requires recognition of all derivatives at fair value in the financial statements. FASB Statement No. 137, Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133, defers implementation of SFAS No. 133 until fiscal years beginning after June 15, 2000. We have reviewed SFAS No. 133 and believe that, upon implementation, the standard will not have a significant effect on our financial statements.

Disclosures About Market Risk

   The following discusses our exposure to market risk related to changes in interest rates, equity prices and foreign currency exchange rates. This discussion contains forward-looking statements that are exposed to risks and uncertainties. Actual results could vary materially as a result of a number of factors, including those discussed in "Risk Factors."

   As of September 30, 1999, we had cash and cash equivalents of $12.2 million. Substantially all of these amounts consisted of highly liquid investments with remaining maturities at the date of purchase of less than 90 days. These investments are exposed to interest rate risk and will decrease in value if market interest rates increase. A hypothetical increase or decrease in market interest rates by 10 percent from the September 30, 1999 rates would cause the fair value of these short-term investments to decline by an insignificant amount. Due to the short duration of these investments, an immediate increase in interest rates would not have a material effect on our financial condition or results of operations. Declines in interest rates over time will, however, reduce our interest income.

   We do not own any material equity investments. Therefore, we do not currently have any direct equity price risk.

   Currently, all sales to international customers are denominated in United States dollars and, accordingly, we are not currently exposed to foreign currency exchange rate risks.

                                    BUSINESS

Overview

   We develop and supply broadband wireless access equipment. Using our products, network service providers can deliver integrated voice, video and data services to their customers to enable high-speed Internet access, electronic commerce and remote access. We design our products so network service providers can enter markets quickly and economically, and then expand their networks efficiently as the number of subscribers grows.

Industry Background

 The Growing Demand for Broadband Communications

   The amount of data being transmitted over the Internet and private communications networks is increasing rapidly due to the growing number of users accessing these networks and the increasing range of data-intensive activities for which they use these networks. Businesses increasingly use the Internet to enhance their reach to customers and suppliers with applications such as electronic commerce, supply chain management, web hosting, global marketing and customer support. Businesses are also using the Internet to create data networks among corporate sites, remote offices and telecommuters in order to facilitate employee communications, e-mail, file sharing, and research and analysis. Consumers use the Internet to communicate, collect and publish information, conduct retail purchases and access online entertainment. These network-based business and consumer activities require the transmission of increasingly large amounts of data quickly and reliably. As a result, broadband access is becoming increasingly important.

 Deregulation and Competition are Driving Deployment of Broadband Access Technologies

   Global telecommunications deregulation is creating significant competition among providers of advanced communications services, thereby accelerating the deployment of broadband access technologies. In the United States, incumbent telephone companies such as Ameritech, Bell Atlantic, BellSouth, GTE, Pacific Bell, SBC Communications and US West were, until recently, the exclusive providers of the copper wire connections between their network backbones and subscribers, commonly known as the "last mile." The federal Telecommunications Act of 1996 intensified the competitive environment in the United States by requiring telephone companies to lease portions of their networks, including the last mile, to competing carriers. Additionally, telephone companies and cable operators are seeking to expand their service offerings by entering each others' markets. Similar deregulation and competition are occurring in many regions of the world. To compete in this environment, many network service providers seek to differentiate themselves and maximize revenue per subscriber by offering integrated voice, video and data services, which require broadband access.

 Developing Regions are Installing Communications Infrastructure

   In many parts of the world, communication services are either inadequate or non-existent due to the lack of existing infrastructure. A number of countries, such as Argentina and Columbia, in developing regions have privatized their state-owned telecommunications monopolies and recently opened their markets to competitive network service providers. In constructing new networks, many network service providers deploy broadband access technologies to expand the services they offer and maximize revenue.

 Traditional Network Access Solutions Have Limitations

   To meet the growing demand for high-speed data transmission, many network service providers have installed high-speed fiber optic transmission equipment, switches and routers in the Internet backbone and in interoffice networks. The Internet backbone consists of high speed data highways that serve as major access points to which other networks connect. While the network backbone is capable of delivering data at very high speeds, a bottleneck exists in the last mile, which was originally built to provide traditional analog telephone service.

   Along the fiber optic network backbone, data moves at speeds up to 10 billion bits per second, or 10 Gbps. Subscribers have traditionally connected to the backbone using dial-up analog modems, which transmit data at rates up to
56.6 thousand bits per second, or 56.6 Kbps, or using integrated services digital network, or ISDN, modems, which transmit data at rates up to 128 Kbps. At these modem speeds, several minutes are often required to access a media-rich web site, and several hours may be required to transfer or download large files. This bottleneck frustrates subscribers and limits the capability of network service providers to satisfy the demand for high-speed Internet access, multimedia entertainment, real-time telecommuting and branch office inter-networking. Additionally, the continued growth in both the number of analog modem users and their time spent connected to the Internet compounds the congestion experienced on many networks.

   Where subscribers require higher-speed connections, network service providers have traditionally deployed copper-based T1 services in the United States and E1 services internationally. A T1 line is a high-capacity, dedicated telecommunications line which can support data transmission rates of up to 1.5 million bits per second, or 1.5 Mbps, which is 26.5 times the speed of analog modems. An E1 line can support data transmission rates of up to 2.0 Mbps, or 35 times the speed of analog modems. Although T1 and E1 services have met the broadband access needs of many large businesses, these services are either unavailable to or prohibitively expensive for many small businesses, remote offices, telecommuters and consumers.

 Alternative Access Solutions are Emerging

   Because analog and integrated services digital network modem technologies do not satisfy the high-speed access needs of many subscribers, and T1 or E1 access is often unavailable or prohibitively expensive, alternative access solutions have been developed such as:

   Digital Subscriber Line. Digital subscriber line, or DSL, technology improves the data transmission rate of a telephone company's existing copper wire network. However, most deployments offer either high-speed asymmetrical services or slower symmetrical services. Asymmetrical data rates provide higher transmission speeds from the network to the subscriber and lower speeds from the subcriber to the network. Symmetrical data rates provide equal transmission speeds to and from the subscriber. Digital subscriber line transmission rates are limited by the length and quality of available copper wires.

   Cable. Two-way cable modems enable asymmetrical data services to be delivered over a network originally designed to provide television service to residential subscribers. Cable networks connect to the home using coaxial cable, which has greater transmission capacity than the copper wires used by telephone companies. However, these networks often are costly to upgrade for two-way data services.

   Fiber. Fiber offers the highest data transmission rate of any access solution, but is the most costly to deploy. Corporations and institutions use fiber connections where critical operations require these data rates.

   Satellite. Broadband satellite solutions enable asymmetrical, two-way access services. These solutions use broadcast satellite technology for high-speed transmissions from the network service provider to the subscriber, but use slower wire-based connections to transmit data from the subscriber to the network service provider. The data rate available to each subscriber in a service area decreases as usage increases.

   Point-to-Point Wireless. Point-to-point wireless technology enables symmetrical data services using a dedicated link between a subscriber and a network. However, the network service provider must install dedicated equipment at each end of a link for each new subscriber. Therefore, economies of scale, in this case the ability to reduce installation costs as the number of subscribers increases, are limited.

   Broadband Point-to-Multipoint Wireless. Broadband point-to-multipoint wireless technology provides higher-speed symmetrical access than all other alternative broadband solutions except high-cost dedicated links using fiber or point-to-point wireless. Broadband point-to-multipoint wireless access technology also offers the following advantages:

  . Rapid Deployment. Network service providers can initiate service quickly because they are not required to install copper wire, cable or fiber.

  . Low-cost Market Entry. Network service providers can initiate service economically with one hub and a small number of customer premises equipment units.

  . Economies of Scale. Network service providers can add subscribers rapidly and cost-effectively, as each installed hub can support many customer premises equipment units.

   The chart below compares the data transmission rates to and from the subscriber that can be achieved using the broadband access solutions discussed above.





                  [CHART SHOWING BROADBAND ACCESS DATA RATES]

 Mass Deployment of Broadband Point-to-Multipoint Solutions Presents Challenges

   Broadband point-to-multipoint wireless access equipment typically must be tailored for frequency requirements that vary from country to country and within each country. A further complication is caused by the lack of universal standards for equipment specifications and protocols. As a result, suppliers of broadband point-to-multipoint wireless access equipment face challenges in achieving economies of scale and developing cost-effective products suitable for deployment to many subscribers.

   Conventional industry practice is to build broadband point-to-multipoint wireless access equipment using multiple modules connected by small metal pipes and wires. This approach requires considerable hand assembly and tuning and is not suited to automated manufacturing. Therefore, assembly is often outsourced to low-cost labor environments, which greatly reduces the ability to deliver tailored products in a timely fashion.

   An opportunity exists to substantially reduce the cost of broadband point-to-multipoint wireless access equipment by integrating the functionality of multiple conventional modules onto printed circuit boards, thereby enabling the use of low-cost manufacturing processes. However, major technical difficulties have plagued the development and production of printed circuit boards that operate at high frequencies and at high data rates because they typically generate distorted or unwanted signals.

The Telaxis Solution

   Our solution consists of two product families that enable both the adoption and growth of broadband wireless access for a diverse range of markets and applications worldwide. Our modular products address a network service provider's need for rapid time-to-market. Our planar products address a network service provider's need for cost-effective deployment to many subscribers.

 Modular products for rapid time-to-market

   Our modular products feature a flexible architecture that enables us to deliver a tailored solution in as little as four to six weeks for network service provider site demonstrations and initial stages of deployment. This allows network service providers using our modular products to be among the first to offer broadband wireless services in new markets. We are able to achieve rapid turnaround for the following reasons:

  . Extensive Design Expertise and Database. Our 17 years of experience in millimeter-wave design and manufacturing provides us with an extensive database of circuit designs that we can readily simulate and modify.

  . Flexible Platform. We have developed a flexible multiple module architecture that enables us to modify our products rapidly to address different frequencies, customer interfaces and performance requirements.

  . Proven Modules. Through successful demonstrations in more than 40 site demonstrations over the past four years, we have developed a large number of transmitters, receivers and other modules that we can quickly reproduce in our automated manufacturing facility.

  . Integrated Facilities. Our integrated design and manufacturing facilities allow us to produce a custom circuit from concept to completion in a matter of days.

 Planar products for cost-effective mass deployment

   Large-scale commercial buildouts by network service providers require cost-effective products. Our planar products integrate the functionality of multiple conventional modules onto printed circuit boards, thereby enabling the use of low-cost automated manufacturing processes. We believe we are the only provider of broadband point-to-multipoint wireless access equipment that has successfully implemented these manufacturing techniques. As a result, we are able to offer products suitable for deployment to many subscribers with the following benefits over our modular products:

  .  Lower cost

  .  Greater reliability

  .  Smaller size

Strategy

   Our objective is to be the leading worldwide provider of broadband point-to-multipoint wireless access equipment. Our strategy to accomplish this objective is to:

   Penetrate the global market with our two product families. Our strategy is to secure new customer relationships by delivering tailored products to network system integrators and network service providers more rapidly than our competitors. Once network service providers and network system integrators use our modular products in successful site demonstrations and initial deployments, we are strategically positioned to sell them our cost-effective planar products for deployment to many subscribers.

   Capitalize upon our early customer acceptance. We shipped our first broadband point-to-multipoint access prototype in 1995. Our equipment has been successfully demonstrated in more than 40 site demonstrations worldwide. We believe this experience is unmatched by any other supplier. As a result of these site demonstrations, our products have been selected, either directly or by network system integrators, for initial commercial deployment by many network service providers. We intend to build upon this acceptance of our products to become the primary provider of broadband point-to-multipoint wireless access equipment to these and other network service providers as they deploy commercial buildouts.

   Expand strategic relationships with network system integrators. We believe successful deployment of broadband wireless access equipment requires close working relationships with network system integrators. We have established relationships with Newbridge Networks, Motorola and Hughes Network Systems Europe for product marketing, development and supply. Our relationships with key industry leaders offer us insight into market requirements and deployment trends, which shapes development of our long-term product strategy. We intend to build upon our existing relationships and establish new relationships with network system integrators to increase distribution of our products and build brand awareness.

   Reduce product costs while increasing performance and adding functionality. We continue to reduce the cost and improve the reliability of our planar products by integrating various components directly into the circuit board design. We are also developing a customer premises equipment unit with an antenna integrated into its aluminum enclosure, which will significantly reduce product cost and size. In order to reduce our customers' installation costs, we are developing products with simple cabling and mounting hardware.

   Leverage technology partnerships. We have established a relationship with the University of Massachusetts to design proprietary millimeter-wave integrated circuits to achieve higher levels of integration and reduce costs. We have a joint design and manufacturing relationship with California Amplifier to combine our complementary expertise in designing and manufacturing low-cost wireless products. We intend to continue to partner with other technology developers to maintain and enhance our technology leadership position.

   Establish brand identity. We intend to establish brand awareness with network service providers and to build upon our position in the broadband point-to-multipoint wireless access equipment market. Historically, our products have been sold primarily under private label by prominent network system integrators. In the future, we will increasingly brand or co-brand our products to build name recognition. In addition, we plan to invest in a broad range of marketing programs, including participation in trade shows, advertising in print publications, direct marketing to major customers and web-based marketing.

Products

   We have two product families, consisting of modular products which can be rapidly tailored for new markets and planar products for cost-effective deployment to many subscribers. Our modular and planar product families consist of hub and customer premises equipment that is installed outdoors in a circular geographic service area, or cell. Our products provide capacity for data rates several times the rates supported by today's modem technology. We believe that the highest symmetrical data rate available with today's point-to-multipoint modem technology is 35 Mbps. Our products operate at various frequencies ranging from 24 gigahertz, or GHz, to 44 GHz, and are available with a range of interfaces, including hybrid fiber coax, or HFC, and Digital Audio-Visual Council, or DAVIC.

 Customer Premises Equipment Products.

   We have concentrated our development efforts on the customer premises equipment unit. Because multiple customer premises equipment units are supported by each hub, cost reduction of the customer premises equipment unit has the most significant impact on the ability of a network service provider to deploy broadband access services to its customers on a cost-effective basis. Our modular customer premises equipment units address our customers' need for rapid time-to-market, and our planar customer premises equipment units address their need for cost-effective deployment to many subscribers.

                                  Modular Customer Premises Equipment. Our
                               modular customer premises equipment unit can be quickly adapted to meet the individual frequency, performance and interface requirements of a network service provider. This product is currently available with Digital Audio-Visual Council or hybrid fiber coax interfaces.



[PHOTOGRAPH OF OUR MODULAR CUSTOMER PREMISES EQUIPMENT]

                                  Planar Customer Premises Equipment. Our
                               planar customer premises equipment unit is a highly integrated unit using single-board, planar architecture that enables highly automated, cost-effective manufacturing.
                               These units enable network service providers to lower their costs of deployment in commercial service buildouts. This product is currently available with a Digital Audio-Visual Council interface and we are developing a hybrid fiber coax interface.





[PHOTOGRAPH OF OUR PLANAR CUSTOMER PREMISES EQUIPMENT]



   We are also developing a planar customer premises equipment unit that incorporates a proprietary antenna and is designed to achieve significant size and cost reductions. This customer premises equipment unit is designed to address the low-cost, high volume consumer market segment if it emerges.

 Hub Products

   Each hub provides two-way connectivity to multiple customer premises equipment units out to a range of approximately two to three miles.


                                  Modular hub. Our modular hub can be
                               quickly adapted to meet the performance and interface requirements of a network service provider. This hub has the flexibility to accommodate various combinations of transmitter or receiver modules within a single housing. Antennas can be included within the housing or attached externally. This hub is available with Digital Audio-Visual Council or hybrid fiber coax interfaces.


[PHOTOGRAPH OF OUR MODULAR HUB]


                                  Planar hub. Our planar hub consists of
                               separate transmitter and receiver units that are deployed together to provide two-way connectivity. The receiver unit works in conjunction with one or more transmitter units to form a hub. The planar hub unit enables network service providers to lower their costs of deployment in commercial service buildouts. The planar hub is available with Digital Audio-Visual Council or hybrid fiber coax interfaces.



[PHOTOGRAPH OF OUR PLANAR HUB]


Technology

   Our 17 years of experience in millimeter-wave technology is the foundation for our capability in the broadband point-to-multipoint wireless market. Our products transmit and receive signals at various frequencies ranging from 24 GHz to 44 GHz and interface with modems that operate at frequencies below 2 GHz. A key element of our competitive advantage stems from our ability to integrate millimeter-wave and microwave semiconductor devices and other electronic components onto a single printed circuit board inside an aluminum enclosure which is a functioning element of the overall product. The result is an integrated outdoor unit using planar architecture that enables highly automated, cost-effective manufacturing.

   Millimeter-wave technology uses frequencies that are ten times higher than microwave technology, resulting in electronic components that are ten times smaller. The higher frequency causes greater signal interference between components, depending on their location and spacing on the circuit board. The small size of the components and the need to place them precisely on the circuit board present challenges for the design, development and manufacturing of millimeter-wave products.

   Historically, hand tuning of each unit was required to prevent the products from transmitting excessively distorted or unwanted signals that could interfere with other radios or electronic equipment, which is prohibited by governmental agencies worldwide. Our years of experience in developing products that operate at high frequencies enable us to minimize excessively distorted or unwanted signals and eliminate the need for hand tuning during the manufacturing process. Furthermore, our automated processes are highly repeatable, thereby minimizing mechanical misalignments in the placement of components onto printed circuit boards. These misalignments contribute directly to the creation of distorted and unwanted signals.

   In order to integrate millimeter-wave and microwave technologies into an outdoor unit using planar architecture, we have developed additional expertise in several areas, including:

  . Micro-controller adaptation. We design interface circuits and software to incorporate micro-controllers into our products. These micro-controllers provide our products a high degree of functionality, including automatic adaptation to changing operating environments.

  . Antennas. We design antennas and other sophisticated waveguide-based components to reduce the size, cost and complexity of the packaging of our products, while improving performance.

  . Reference oscillators. We design and integrate reference oscillators onto our printed circuit boards to minimize signal distortion and to reduce cost.

  . Microwave translation circuits. We design and integrate microwave translation circuits enabling our products to interface with various modems.

  . Power supplies. We have a development program underway to integrate power supplies onto our printed circuit boards to reduce cost and increase reliability.

  . Material selection and mechanical assemblies. We select materials and design mechanical assemblies using the aluminum enclosure as a functional part of the product. This has enabled us to minimize unwanted signal interference while protecting our electronic components from damage.

   The accompanying photograph contrasts the physical architecture of our modular and planar customer premises equipment.



  [PHOTOGRAPH CONTRASTING OUR PLANAR AND MODULAR CUSTOMER PREMISES EQUIPMENT]

Customers

   We sell our products primarily to network system integrators, including Newbridge and Motorola Networks. The network system integrators in turn develop complete broadband network solutions for their customers, the network service providers. Occasionally, we sell our products directly to network service providers. Our equipment has been successfully demonstrated at more than 40 sites worldwide over the last four years. We believe this experience is unmatched by any other supplier of broadband point-to-multipoint wireless access equipment. As a result of these demonstrations, we have been selected, either directly or by network system integrators, to supply equipment for commercial deployment by network service providers, including:

                                     .  Home Telephone
  .  American Wireless


                                     .  Korea Telecom
  .  BellSouth Movicom


                                     .  Maxlink Communications
  .  Central Texas Communications


                                     .  South Central Telecom
  .  Convergence Communications


                                     .  Telenordia
  .  Formus


                                     .  Tri-Corners Telecom

  .  Gateway Telecom

   The network system integrators to whom we sell products have issued press releases with respect to their relationships with the network service providers listed above. The network system integrators have also confirmed to us that they plan to use our products in the systems to be sold by them to all of the network service providers listed above except Convergence Communications. We have a direct relationship with Convergence Communications and have received its permission to list its name in this prospectus. However, we have not sought the permission of the other network service providers listed above to list their names in this prospectus.

   For the nine months ended September 30, 1999, sales to Newbridge Networks represented 83% of sales and sales to Convergence Communications represented 11% of sales. For the year ended December 31, 1998, sales to Newbridge Networks represented 30% of sales, sales to Convergence Communications represented 26% of sales, and sales to Nexsatel, an affiliate of Formus, represented 12% of sales.

Network System Integrator Relationships

   We have established relationships with four network system integrators to facilitate the deployment of our products and to meet the requirements of network service providers. In June 1999, three of these network system integrators introduced solutions that include our products at the Supercomm trade show in Atlanta.

  . Newbridge Networks. We have entered into product development and reseller agreements with Newbridge Networks. In these agreements, we agreed to develop, manufacture, and sell products to Newbridge Networks. The reseller agreement provides that product prices were fixed from August 7, 1998 through August 6, 1999 and after that can only increase by the greater of 5% or the increase in the consumer price index in any given year. That agreement allows Newbridge Networks to reschedule and cancel orders upon payment of specified fees. It also restricts our ability to change or discontinue products without prior notice to Newbridge Networks. It requires us to provide spares and repair service as well as technical support and training. It also provides that either party may terminate the agreement upon breach by the other. The product development agreement obligates us to design products based on specifications that are mutually decided from time to time. We retain rights to any intellectual property developed through the design process. The agreement also provides for training and a product acceptance procedure. In addition, in both agreements, we provided a warranty for our products (including Year 2000 compliance) and an intellectual property indemnity. The term of the reseller agreement is from August 7, 1998 through August 6, 2001 and will automatically renew for successive one year terms unless terminated by either party. The term of the product development agreement is from August 7, 1998 until the later of August 6, 2003 or us performing our obligations under that agreement. Through this relationship, our equipment has been evaluated in site demonstrations in North America, South America, Asia and Europe. As a result of these site demonstrations, Newbridge Networks has selected our equipment for commercial deployment in Canada, Argentina and the United States.

  . Motorola. Motorola has deployed our equipment in site demonstrations in North America and Asia. We are currently developing equipment for commercial deployment in the United States. In our agreement with Motorola, we agreed to provide them with products during the period from November 30, 1999 to December 31, 2001. If Motorola's sales of products do not develop as planned, Motorola will be liable to us only for a rolling 20 weeks for unassembled hardware at a maximum unit price per customer premise equipment and hub, but Motorola is responsible for our fixed commitments within a rolling 16 week window up to a maximum unit price per customer premises equipment and hub. This agreement also provides that Motorola has access and inspection rights and has the ability to issue stop work orders and make changes to the requested products. Motorola will not treat any of our information disclosed to them confidentially unless they agree otherwise. Motorola may terminate this agreement and seek damages if we fail to perform in accordance with this agreement. We provided a warranty for our products (including Year 2000 compliance) and an indemnity for violations of law and patent infringement.

  . Hughes Network Systems Europe. We have entered into a joint marketing and sales agreement with Hughes Network Systems Europe. In this agreement, we agreed to work together with Hughes Network Systems Europe to develop and pursue new business opportunities using our products and products of Hughes Network Systems Europe. This agreement also provides for the confidential treatment of information, sale of products between us and Hughes Network Systems Europe, provision of technical training, support, and repair, and each party bearing its own costs. The term of this agreement is from August 12, 1998 to August 11, 2000. Through this relationship, our equipment has undergone site demonstrations in North America and Europe.

  . LG Information & Communications. We have received a purchase order from LG Information & Communications for the development of demonstration equipment for potential deployment in Korea. This purchase order provides for the payment to us of certain development costs and our selling certain demonstration equipment to LG Information & Communications. Pursuant to this purchase order, we provide a warranty for the demonstration equipment and agreed to provide repair service for the equipment. It also requires us to support LG Information & Communications in passing the qualification tests of its customer. We are in the process of negotiating a definitive development and supply agreement with LG Information & Communications.

Manufacturing

   Conventional industry practice is to build point-to-multipoint wireless access equipment using multiple modules connected by small metal pipes and wires. This approach has evolved from the more mature microwave industry, where hand assembly and hand tuning is common due to low volume production. We have developed extensive expertise in automated assembly and testing of printed circuit board, planar products that operate at frequencies many times higher than those used in the microwave industry. We have focused this experience on the development of manufacturing strategies for high-volume production of cost-effective broadband wireless access products for deployment to many subscribers.

   Concurrent process development. We develop our automated manufacturing processes concurrently with the design and development of our millimeter-wave products. These concurrent activities facilitate the design of products that can be manufactured with very high tolerances, thereby minimizing unwanted and distorted signals and eliminating the need for hand tuning.

   Automated component assembly. Our automated manufacturing technology enables the repeated, high-precision placement and attachment of small chips, and the bonding of wires between the chips and the printed circuit board. In the production of millimeter-wave devices, this high precision is the critical requirement to minimize distorted and unwanted signals and to achieve acceptable performance.

   Final assembly and test. Our final assembly and automated test facility is designed for pilot production runs ranging from several hundred to a few thousand units. We use these pilot production runs to validate our manufacturing processes in a carefully controlled environment at our facilities. For high-volume production, we are supplementing our manufacturing capacity by establishing relationships with development and manufacturing partners. We have entered into a joint design and manufacturing agreement with California Amplifier. In this agreement, California Amplifier has agreed to manufacture our existing customer premises equipment units, to assist us in designing improvements to lower the cost of our existing customer premises equipment units, and to manufacture the redesigned customer premises equipment units.We are committed to purchase at least 50,000 customer premises equipment units by December 31, 2001 and we have to pay a penalty for every customer premises equipment unit below 50,000 we do not buy. However, we have the right to terminate this agreement and avoid the penalty if the price of the redesigned customer premises equipment units does not meet specified targets. The term of our agreement with California Amplifier is from October 14, 1999 through the earlier of December 31, 2002 or the completion by a party of its obligations under the agreement. We have also signed a memorandum of understanding with C-MAC Industries concerning the possibility of C-MAC Industries manufacturing products for us. The memorandum of understanding obligates us to begin buying the necessary equipment for C-MAC Industries to manufacture products, obligates C-MAC Industries to send personnel to our facility in Massachusetts for training in January 2000, and obligates us to pay C-MAC Industries an hourly rate for those personnel and to reimburse C-MAC Industries for expenses incurred by those employees. There is no stated term of the memorandum of understanding, but it does contemplate signing definitive documentation on or before February 15, 2000.

Marketing, Sales and Customer Service

 Marketing

   The global communications equipment industry is dominated by a limited number of network system integrators. As a result, we focus our marketing efforts on network system integrators and their customers, the network service providers. Our marketing activities target technical experts and product managers who heavily influence purchase decisions. Additionally, we coordinate with our network system integrator partners to support their marketing programs. We regularly provide them with design information, technical data and promotional material to enable their sales forces to promote our products.

   We build brand awareness through several promotional programs, including the following:
  .  Participation in trade shows

  .  Speaking at industry forums

  .  Web-based communication and promotion

  .  Publication of press releases

 Sales

   Our sales approach is to start by building a technical relationship with the network system integrator. Typically, a senior executive from our technical organization initiates discussions regarding a potential partnership. We then assign an account manager to coordinate our efforts and focus our resources on developing the relationship. This account manager aligns our engineering teams and managers with their counterparts in the network system integrator's organization to provide highly responsive technical and operational support during site demonstrations of our equipment. After successful demonstration of our products, we often adapt them for incorporation into the network system integrator's broadband point-to-multipoint wireless systems. We support the network system integrator in site demonstrations with network service providers. The objective of these site demonstrations is the adoption of our equipment for deployment to many subscribers.

 Customer Service

   A key element of our sales approach is to be highly responsive to customers' needs. We provide customer service in the following areas:

  . System engineering. We provide engineering support for system site demonstrations, site surveys, specification development, integration of third-party equipment, installation and follow-on test support.

  . Problem resolution. We provide prompt responses to customer problem reports, including telephone support, field service, and repair or replacement of equipment.

  . Field support. Our customer service personnel are on call to provide global field support. We provide field support primarily for site demonstrations and initial deployments.

  . Repairs. We maintain a repair center staffed with technicians who work directly with our quality assurance team to analyze failures and repair equipment.

   Currently, we conduct all customer support activities from our South Deerfield, Massachusetts headquarters. Customer support is ancillary to the sale of our products and is not currently considered to be a separate revenue-generating line of business. As network buildouts progress, we intend to establish support centers closer to our major customer deployments.

Research and Development

   The goal of our development activities is to reduce the cost and increase the functionality of our products, while adapting them to the frequency and interface specifications required for new markets. Our experience in millimeter-wave and microwave technologies enables us to develop cost-effective broadband point-to-multipoint wireless access products. We continue to advance our core competencies and to extend these core competencies to meet rapidly changing market needs. We are pursuing several development projects, including:

  .  Adapting our products to additional frequencies

  .  Developing additional modem interfaces

  .  Integrating microwave components into planar architectures

  .  Improving our products to reduce deployment costs

  .  Integrating the antenna into the aluminum enclosure

  .  Developing proprietary semiconductor devices

   Our multidisciplinary research and development team consists of engineers and scientists whose specialities include microwave engineering, millimeter-wave engineering, electrical engineering, mechanical engineering, chemistry, physics, computer science and materials science. We also maintain close working relationships with the University of Massachusetts and various technical organizations.

Competition

   The market for broadband point-to-multipoint wireless access equipment is rapidly evolving and highly competitive. A number of large telecommunications equipment suppliers, such as Alcatel, Ericsson and Nortel Networks, as well as a number of smaller companies, have developed or are developing products that compete with ours. Many of our competitors are substantially larger than we are and have significantly greater financial, sales, marketing, distribution, technical, manufacturing and other resources. These competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to gain market share rapidly. We expect to face increasing competitive pressures from both current and future competitors in the markets we serve.

   The rapid technological developments within the network equipment industry result in frequent changes to our group of competitors. The principal competitive factors in our market include:

  .  Product availability

  . Relationships with network system integrators and network service providers

  .  Product performance, features and inter-operability

  .  Product development speed

  .  Price

  .  Ability to manufacture and distribute products

  .  Technical support and customer service

  .  Brand recognition

   Broadband point-to-multipoint wireless access solutions are also competing with other high-speed solutions such as digital subscriber lines, cable, fiber, other high-speed wire, satellite and point-to-point wireless technologies. Many of these alternative technologies can take advantage of existing installed infrastructure and have achieved significantly greater market acceptance and penetration than broadband point-to-multipoint wireless access technologies. We expect to face increasing competitive pressures from both current and future technologies in the broadband access market.

Intellectual Property

   Our success depends to a significant degree upon the preservation and protection of our product and manufacturing process designs and other proprietary technology. Although we employ a variety of intellectual property in the development and manufacturing of our products, we believe that none of our intellectual property is individually critical to our current operations. However, taken as a whole, we believe our intellectual property rights are significant. To protect our proprietary technology, we generally limit access to our technology, treat portions of our technology as trade secrets and obtain confidentiality or non-disclosure agreements from persons with access to our technology. All of our employees have signed our standard confidentiality agreement. This agreement prohibits the employees from disclosing our confidential information, technology developments, and business practices and from disclosing any confidential information entrusted to us by other parties. All of our consultants who have access to our confidential information have signed an agreement requiring them to keep confidential and not disclose our non-public, confidential information.

   To date, we have been granted one material United States patent. This patent relates to our antenna and transceiver designs and will remain in force until October, 2015. In addition, we have two United States patent applications pending. We have counterpart patents pending in three international jurisdictions. We plan to continue to pursue intellectual property protection in foreign countries (primarily in the form of international patents) in instances where the technology covered is considered important enough to justify the added expense. We also rely on protections available under copyright and trademark law.

   Our intellectual property rights, and our ability to enforce those rights, may be inadequate to prevent others from using our technology or substantially similar technology they may independently develop. The use of that technology by others could eliminate any competitive advantage we have, cause us to lose sales and otherwise harm our business. A significant portion of our proprietary technology is know-how, and employees with know-how may depart before transferring their know-how to other employees. Moreover, the laws of other countries where we market our products may afford even less protection for our intellectual property. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and costly, even if we were to prevail.

Facilities

   We lease approximately 78,000 square feet of facilities comprised of three buildings in South Deerfield, Massachusetts. One building is used for engineering and a second for manufacturing. The third building is used for manufacturing and is being included in the sale of our millimeter-wave products segment. The term of the lease for the two facilities that we will continue to use expires in September 2000. We also lease approximately 4,200 square feet in Richardson, Texas, which is used for engineering. We believe that our existing facilities are adequate to meet our current requirements and that suitable space will be available as needed.

Employees

   On December 31, 1999, we had 184 employees in our continuing operations, including approximately 96 in manufacturing, 45 in engineering, 12 in quality assurance, 8 in sales, marketing and customer service and 23 in finance and administration. We are not a party to any collective bargaining agreement. We believe that relations with our employees are good.

Legal Proceedings

   We are not currently a party to any material legal proceedings.

                                   MANAGEMENT

Directors and Executive Officers

   Our directors, executive officers and key employees are as follows:

Name                     Age Position
----                     --- --------
Albert E. Paladino,
 Sc.D.(1)...............  67 Chairman of the Board of Directors
John L. Youngblood,
 Ph.D.(1)...............  58 President, Chief Executive Officer and Director
Mervyn N. FitzGerald....  56 Senior Vice President, Operations
Ransom D. Reynolds......  57 Senior Vice President, Business Development
Dennis C. Stempel.......  36 Vice President, Chief Financial Officer and Treasurer
David L. Renauld........  33 Vice President, Legal and Corporate Affairs, Secretary and Clerk
Kenneth R. Wood(2)......  45 Vice President, Engineering
Robert F. Browning(2)...  43 Vice President, Manufacturing
Allan M. Doyle,
 Jr.(1)(3)..............  70 Director
Robert C. Fleming(1)....  43 Director
James W. Fordyce(3).....  57 Director
David A. Norbury........  49 Director
Matthew S. Robison......  38 Director

---------------------
(1)  Member of the compensation committee
(2)  Key employee
(3)  Member of the audit committee

   Dr. Albert E. Paladino has been our Chairman of the Board since January 1992 and a director since March 1984. Since December 1998, he has been a private investor. He was a General Partner of Advanced Technology Ventures, a venture capital firm, from 1981 through 1998. He is a member of the board of directors of TranSwitch Corporation, a publicly-traded developer of semiconductor solutions for the communications markets, and RF Micro Devices, a publicly-traded manufacturer of radio frequency integrated circuit components. He is also Chairman of Onex Communications Corporation, a developer of semiconductor solutions for the emerging converged communications networks. Dr. Paladino holds a B.S. and an M.S. in engineering from Alfred University and an Sc.D. in materials science from the Massachusetts Institute of Technology.

   Dr. John L. Youngblood has been our Chief Executive Officer and a director since June 1992, and our President since March 1993. From August 1991 to June 1992, he was a management consultant. From May 1991 to August 1991, Dr. Youngblood served as Executive Vice President of IMO Industries, a manufacturer of analytical and optical instruments, electronic and mechanical controls, and power transmission products. From January 1985 to May 1991, he held various positions, including Chairman, Chief Executive Officer and President, at Kollmorgen Corporation, a publicly-traded manufacturer of high-performance electronic motion control products. He holds a B.S. in electrical engineering from the University of Texas at Arlington, and both an M.S. and a Ph.D. in electrical engineering from Oklahoma State University.

   Mervyn N. FitzGerald has been our Senior Vice President, Operations since September 1999. From September 1996 to September 1999, Mr. FitzGerald served as Vice President, Operations and Customer Service for the broadband wireless access division of Nortel Networks, a provider of communications products and services. From February 1995 to September 1996, he served as General Manager of AlliedSignal Canada, a Canadian subsidiary of Allied Signal Inc., a diversified aerospace manufacturer. From February 1992 to February 1995, he served as Vice President, Operations for C-MAC Industries, a contract manufacturing company. Mr. FitzGerald holds a B.S. in applied nuclear and solid state physics from Polytechnic of the South Bank in London, England.

   Ransom D. Reynolds has been our Senior Vice President, Business Development since February 1995. From February 1993 to February 1995, Mr. Reynolds served as a Vice President of our company with general management responsibilities. From May 1987 to February 1993, Mr. Reynolds served as Director of the electro-optical division of Kollmorgen Corporation. He holds a B.S. in physics from Southwest Texas State University and an M.B.A. from the University of Houston.

   Dennis C. Stempel has been our Vice President, Chief Financial Officer and Treasurer since April 1999. From November 1998 to April 1999, Mr. Stempel served as our Director of Finance. From April 1996 to November 1998, he served as a controller at Pratt & Whitney, a division of United Technologies Corporation and a manufacturer of aircraft engines and space propulsion systems. From March 1993 to April 1996, he served as the Director of Finance for Anocoil Corporation, a manufacturer of lithographic printing plates. He worked for Coopers & Lybrand from 1989 to 1993, including serving as a certified public accountant from 1992 to 1993. Mr. Stempel holds a B.S. in accounting from the University of Massachusetts.

   David L. Renauld has been our Vice President, Legal and Corporate Affairs and Secretary since November 1999. He has been our Clerk since May 1999. From January 1997 to November 1999, he was an attorney with Mirick, O'Connell, DeMallie & Lougee, LLP, a law firm in Worcester, Massachusetts. From September 1991 to December 1996, he was an attorney with Richards, Layton & Finger, a law firm in Wilmington, Delaware. Mr. Renauld holds a B.A. in Mathematics/Arts from Siena College and a J.D. from Cornell University.

   Kenneth R. Wood has been our Vice President, Engineering since December 1997. From April 1990 to December 1997, he was our Senior Microwave Engineer and Program Manager. Mr. Wood holds a B.S. in electrical engineering from the University of Pretoria and an M.S. in microwaves from the University of London.

   Robert F. Browning has been our Vice President, Manufacturing since July 1996. From December 1992 to July 1996, he served first as our manager and then as our Director of Manufacturing. Mr. Browning holds a B.S. in electrical engineering from Western New England College.

   Allan M. Doyle, Jr. has been a director since March 1984. From 1964 to May 1996, Mr. Doyle served as a member of the board of directors of Kollmorgen Corporation. Before his retirement in 1990, he served as Vice Chairman of the board of directors of Kollmorgen, and before that he served as Chief Financial Officer. From 1990 to 1993, Mr. Doyle was an Associate Professor of Management at Union College. Mr. Doyle holds a B.A. in industrial administration from Union College and an M.B.A. from the Columbia University School of Business.

   Robert C. Fleming has been a director since November 1997. Since November 1995, he has been a General Partner of Prism Venture Partners, a venture capital firm. From July 1993 to November 1995, he was a General Partner of Norwest Venture Capital, also a venture capital firm. Mr. Fleming holds an A.B. in engineering from Dartmouth College and an M.B.A. from the Wharton School.

   James W. Fordyce has been a director since June 1987. He has served as a General Partner of Prince Ventures, a venture capital firm, since 1981. Mr. Fordyce holds a B.A. in English literature from the University of Pennsylvania, a Master's degree in Politics, Philosophy and Economics from Oxford University, and an M.B.A. from the Harvard Business School.

   David A. Norbury has been a director since September 1999. He has been President, Chief Executive Officer and a director of RF Micro Devices since September 1992. Mr. Norbury holds a B.S. in electrical engineering from the University of Michigan, an M.S. in electrical engineering from Stanford University and an M.B.A. from Santa Clara University.

   Matthew S. Robison has been a director since November 1997. Mr. Robison has served as Vice President and Senior Technology Analyst for Ferris, Baker Watts, an investment banking firm, since January 1999. From January 1997 to January 1999, Mr. Robison was a General Partner at Botti Brown Asset Management, an asset management firm. From October 1994 to January 1997, Mr. Robison served as Vice President and Research Analyst for Montgomery Securities. Mr. Robison currently serves as a director of Anaren Microwave, a publicly-traded manufacturer of wireless, satellite and electronics products. Mr. Robison holds a B.S. in physics from the University of Denver.

   Our board of directors is divided into three classes, with one class of directors elected each year at the annual meeting of stockholders for a three-year term of office. Messrs. Fleming and Doyle will serve in the class whose terms expire in 2000. Messrs. Robison and Fordyce will serve in the class whose terms expire in 2001. Drs. Youngblood and Paladino and Mr. Norbury will serve in the class whose terms expire in 2002. Our executive officers are elected annually by the directors and serve at the discretion of the directors. There are no family relationships among our directors and executive officers.

Committees of the Board of Directors

   We have a compensation committee, consisting of Drs. Youngblood and Paladino, and Messrs. Doyle and Fleming. The compensation committee:

  . reviews the compensation and benefits of our executive officers and recommends stock option grants under our stock option plans

  . makes recommendations to the board of directors regarding compensation matters

   We have an audit committee, consisting of Messrs. Doyle and Fordyce. The audit committee:

  .  reviews and evaluates our audit and control functions

  . reviews the results and scope of the audit and other services provided by our independent auditors

  . makes recommendations to the board of directors regarding the selection of independent auditors

   We have a finance and executive committee, consisting of Drs. Paladino and Youngblood and Mr. Fleming. The finance and executive committee:

  . maintains continuity between the board of directors and our executive officers

  . acts on behalf of the board of directors between meetings but refers any major decisions to the full board of directors

Director Compensation

   After this offering, we will pay all non-employee directors:

  .  a $10,000 annual retainer for serving on the board

  . a $2,000 annual retainer for serving as chairman of a standing committee of the board

  .  $1,000 for each board meeting attended in person

  .  $500 for each committee meeting attended in person

   We will also reimburse our non-employee directors for reasonable expenses incurred in attending meetings of the board of directors and its committees.

   In addition to cash compensation, we intend to grant:

  . a non-qualified stock option to purchase 12,000 shares of our common stock that vests in three equal annual installments beginning on the date of grant to each new non-employee director elected or appointed to the board

  . a fully vested, non-qualified stock option to purchase 9,000 shares of our common stock to each incumbent non-employee director immediately following each annual meeting of stockholders, as long as the director has served at least one year before the date of the annual meeting


   In May 1999, we granted an option to purchase 4,500 shares of our common stock at $1.00 per share to Dr. Paladino, Messrs. Doyle, Fordyce, Robison and Welch and Prism Venture Partners. In August 1999, we granted Dr. Paladino an option to purchase 40,000 shares of our common stock at $2.50 per share and an additional option to purchase 10,099 shares of our common stock at $4.50 per share, both in recognition of his active role in the management and financing activities of our company. In September 1999, we granted an option to purchase 6,000 shares of our common stock at $4.50 per share to Mr. Norbury as a newly appointed director. In December 1999, we granted an option to Dr. Paladino to purchase 12,500 shares of our common stock at $12.60 per share, also in recognition of his active role in management and financing activities of our company.

Compensation Committee Interlocks and Insider Participation

   The board of directors has a compensation committee consisting of four of our directors. Dr. Youngblood, our President and Chief Executive Officer, served as a member of our compensation committee during 1999. Dr. Youngblood participated in discussions regarding the compensation of our executive officers. None of our executive officers or members of our board of directors serves as a member of the board of directors or compensation committee of any other entity that has an executive officer serving as a member of our board of directors or compensation committee, except that Dr. Paladino serves as a member of the board of directors and of the compensation committee of RF Micro Devices, of which Mr. Norbury, one of our directors, is President and Chief Executive Officer.

Executive Compensation

   Summary Compensation. The following table summarizes the compensation earned for services rendered to us in all capacities during 1999 by our Chief Executive Officer and our other executive officers who earned more than $100,000 in salary and bonus during 1999. We refer to these executives as our "named executive officers" elsewhere in this prospectus. The compensation summarized in this table does not include medical, group life insurance, or other plan benefits that are available generally to all of our salaried employees or perquisites or other personal benefits that do not in the aggregate exceed the lesser of $50,000 or 10% of the officer's salary and bonus.

                           Summary Compensation Table
                                    For 1999

                                                                Long-Term
                                                              Compensation
                                                          ---------------------
                                      Annual Compensation        Awards
                                      ------------------- ---------------------
                                                          Securities Underlying
Name and Principal Position               Salary ($)           Options (#)
---------------------------           ------------------- ---------------------
John L. Youngblood...................      $217,166              135,000
 President and Chief Executive
 Officer
Ransom D. Reynolds...................       146,423               50,000
 Senior Vice President, Business
 Development
Dennis C. Stempel....................       135,279               57,500
 Vice President, Chief Financial
 Officer and Treasurer

   Option Grants in 1999. The following table provides information regarding all options granted to our named executive officers in 1999. Amounts reported in the last two columns of the table represent hypothetical values that the holder could realize by exercising the options immediately before their expiration, assuming the value of our common stock appreciates at the specified compounded annual rates over the terms of the options. These numbers are calculated based on the SEC's rules and do not represent our estimate of future stock price growth. Actual gains, if any, on stock option exercises and common stock holdings will depend on the timing of exercise and the future performance of our common stock. We may not achieve the rates of appreciation assumed in this table, and the named executive officers may not receive the calculated amounts. This table does not take into account any appreciation in the price of our common stock from the date of grant to the current date. The values shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise.

                             Option Grants in 1999

                                        Individual Grants
                         ------------------------------------------------
                                                                          Potential Realizable
                                                                            Value at Assumed
                                                                             Annual Rates of
                          Number of    Percent of                              Stock Price
                         Securities   Total Options                         Appreciation for
                         Underlying    Granted to    Exercise                 Option Term
                           Options    Employees in     Price   Expiration ---------------------
Name                     Granted (#) Fiscal Year (%) ($/Share)    Date      5% ($)    10% ($)
----                     ----------- --------------- --------- ---------- ---------- ----------
John L. Youngblood......   90,000         13.9%       $ 2.50    08/02/09     141,501    158,954
                           13,491          2.1         12.60    12/15/09     106,904    270,915
                           31,509          5.0         12.60    12/15/09     249,680    632,737
Ransom D. Reynolds......   40,000          6.2          2.50    08/02/09      62,889     70,646
                           10,000          1.5         12.60    12/15/09      79,241    200,811
Dennis C. Stempel.......   30,000          4.6          1.00     04/1/09      18,866     21,194
                           20,000          3.1          2.50    08/02/09      31,445     35,323
                            7,500          1.2         12.60    12/15/09      59,431    150,609

   All options were granted at fair market value on the date of grant as determined by our board of directors. The board of directors determined the fair market value of our common stock based on various factors, including the illiquid nature of an investment in our common stock, recent sales of redeemable preferred stock, our limited operating history and our future prospects.

   Each of these options vests over a four-year period, vesting as to 20% of the shares that may be purchased under the option on the date of grant (except for Mr. Youngblood's December 15, 1999 non-qualified stock option which vests as to 20% of the shares on the earlier of the filing of a registration statement on a Form S-8 or one year from the date of grant) and as to an additional 20% on each anniversary of the date of grant until the option has fully vested. Also, options under Mr. Youngblood's December 15, 1999 incentive stock option grant vest as to 1,786 shares on the date of grant and the first anniversary of the date of grant, 2,777 shares on the second and third anniversaries of the date of grant and 4,365 shares on the fourth anniversary of the date of grant. All these options become fully vested upon the occurrence of any of the following events:

  .  a merger or consolidation of our company with any other company

  .  the sale of substantially all of our assets

  . the sale of more than 50% of our outstanding stock to an unrelated person or group

   All incentive stock options granted to the named executive officers in 1999 terminate on the earliest of:

  . three months after the date of termination of the executive's employment if he ceases to be employed by us except as a result of his death or disability

  .  one year after his death or disability

  .  10 years from the date of grant

   All non-qualified stock options granted to the named executive officers in 1999 terminate on the earlier of:

  . one year after the executive's death, disability, or date of termination of the executive's employment

  .  10 years from the date of grant

   Fiscal Year-End Option Values. The following table provides information regarding the value of all unexercised options held by the named executive officers at the end of 1999. The value of unexercised in-the-money options represents the difference between the fair market value of our common stock on December 31, 1999 and the option exercise price, multiplied by the number of shares underlying the option. There was no public trading market for our common stock on December 31, 1999. Accordingly, in this table and this table only, we have assumed that the fair market value of our common stock on December 31, 1999 was $15.00, the assumed initial public offering price.

                       1999 Aggregated Option Exercises
                       and Fiscal Year-End Option Values

                                                       Number of Shares
                                                        of Common Stock        Value of Unexercised
                                                    Underlying Unexercised         In-the-Money
                                                       Options at Fiscal            Options at
                            Shares                       Year-End (#)           Fiscal Year-End ($)
                         Acquired on     Value     ------------------------- -------------------------
Name                     Exercise (#) Realized ($) Exercisable Unexercisable Exercisable Unexercisable
----                     ------------ ------------ ----------- ------------- ----------- -------------
John L. Youngblood......    25,000      350,000      234,785      187,715     3,239,284    2,018,716
Ransom D. Reynolds......     5,000       70,000       73,000       87,000       986,800    1,077,200
Dennis C. Stempel.......     2,000       28,000       17,500       58,000       221,600      718,400

Employment Agreement and Change-of-Control Provisions

   In January 1994, we entered into an employment agreement with Dr. Youngblood. Dr. Youngblood's employment agreement had an original term of 24 months and now renews automatically on a quarterly basis, provided that Dr. Youngblood's employment has not terminated before the renewal date. Dr. Youngblood's annual compensation was initially set at an annual base salary of $190,000, and has since been increased to his current annual base salary of $220,000. We currently furnish Dr. Youngblood with a company automobile at our expense. Dr. Youngblood is entitled to receive severance payments for a minimum of six months and a maximum of 24 months after termination of his employment depending on the circumstances under which his employment terminates. If we terminate Dr. Youngblood's employment for cause, he will not be entitled to severance payments. The maximum 24-month severance period will only apply if we terminate Dr. Youngblood's employment without cause after we undergo a "change of control" that was not approved by a majority of our board of directors. A "change of control" is defined in Dr. Youngblood's agreement to include any transaction that results in a person or group holding 50% or more of the combined voting power of our outstanding securities or changes to our board of directors that result in the persons who were either directors on the date of Dr. Youngblood's employment agreement or their nominated successors no longer comprising a majority of the board.

   Substantially all unvested options held by Dr. Youngblood, Mr. Reynolds and Mr. Stempel will vest and become immediately exercisable upon the occurrence of any of the following events:

  .  our merger or consolidation with another company,

  .  the sale of substantially all of our assets to another company

  . the sale of more than 50% of our outstanding capital stock to an unrelated person or group

Stock Plans

   We currently maintain the three stock plans described below. We refer to these stock plans as the "active stock plans" elsewhere in this prospectus.

                                                              Shares or Options
                                           Outstanding Shares   Available for
                                  Shares   or Options Issued   Issuance Under
            Adoption Expiration  Reserved   Under Plan as of     Plan as of
 Plan Name    Date      Date    Under Plan December 31, 1999  December 31, 1999
 ---------  -------- ---------- ---------- ------------------ -----------------
1996 Stock
 Plan...... 01/26/96  01/26/06    300,000        139,500            160,500
1997 Stock
 Plan...... 06/11/97  06/11/07  1,850,000      1,643,789            206,211
1999 Stock
 Plan...... 09/13/99  09/13/09  1,750,000            --           1,750,000

   In addition to the active stock plans, as of December 31, 1999, there were a total of approximately 221,950 shares that may be purchased under options issued under our 1986 Stock Option Plan, 1987 Stock Plan and 1988 Stock Plan. Although those three plans have expired and no new options, stock or other stock rights may be issued under those plans, the outstanding options under those plans will remain outstanding until their expiration or exercise.

   The 1986 Plan provided for the grant of incentive stock options to employees, including officers and directors who are employees. The other stock plans provide for the grant of incentive stock options to employees and non-qualified stock options and stock awards to employees, directors and consultants. Additionally, the 1996, 1997 and 1999 Stock Plans provide for the grant of stock appreciation rights to employees, directors and consultants.

   The compensation committee of the board of directors administers the stock plans and recommends to the board of directors the terms of stock rights granted, including the exercise price, the number of shares that may be purchased under individual option awards and the vesting period of options. The exercise price of incentive stock options cannot be lower than 100% of the fair market value of the common stock on the date of grant and, in the case of incentive stock options granted to holders of more than 10% of our voting power, not less than 110% of the fair market value. The term of an incentive stock option cannot exceed ten years, and the term of an incentive stock option granted to a holder of more than 10% of our voting power cannot exceed five years. Stock purchase rights may be issued either alone, in addition to, or in tandem with other awards granted under the stock plans and/or cash awards made outside of the stock plans. Incentive stock options granted under our stock plans generally become exercisable over a four-year period, with 20% of the shares that may be purchased under the option vesting on the date of grant and 20% vesting on each anniversary of the date of grant until fully vested.

   The board of directors may amend, modify or terminate the stock plans at any time as long as the amendment, modification or termination does not impair the rights of plan participants under outstanding options or other stock rights.

   We intend to file, after the effective date of this offering, a registration statement on Form S-8 to register up to approximately 3,998,474 shares of common stock reserved for issuance under the stock plans described above. The registration statement will become effective automatically upon filing. After the registration statement has been filed, shares issued under the stock plans may be sold in the open market, unless the sale is limited by the provisions of Rule 144 applicable to affiliates or the lock-up agreements.

Our 401(k) Plan

   In 1990, we adopted a 401(k) plan for our employees. The plan is governed by the Employee Retirement Income Security Act of 1974. All of our employees who are at least 18 years old may make salary reduction contributions under the plan. Employees must have six months of qualified service to qualify for all other contributions under the plan. In general, a participant may contribute up to 15% of his or her annual compensation. We may elect to make both matching contributions and discretionary contributions under the plan. In recent years, we have made matching contributions equal to up to 60% of the participant's contributions. Any discretionary profit-sharing contributions we may make in a year would be allocated to plan participants based on the proportion that the participant's compensation for the year bears to the compensation of all participants for the year. We did not make any discretionary contributions in 1999. Total employee and employer contributions under the plan for any participant may not exceed the lesser of 25% of compensation or $30,000. Participants are immediately vested in their voluntary contributions under the plan and vest in all other contributions under the plan based on their years of service. Participants are fully vested after four years of qualified service. We may modify, amend or terminate the plan as permitted by the Employee Retirement Income Security Act of 1974. If we terminate the plan, participants will become fully vested in their account balances under the plan.

Our Incentive Compensation Plan

   Each year, we adopt an incentive compensation plan for our employees. Compensation available under the plan consists of both cash and stock options calculated according to a formula based on our achievement of specified key operating objectives. Typically, the plan has a component for management and key employees and a separate component for other employees. Consultants and advisors may also be eligible to participate under the plan. Under our 1999 incentive compensation plan, we issued 535,383 options to purchase common stock but did not make any cash payments.

             MATERIAL RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

   The following is a description of transactions since January 1, 1996 to which we have been a party and in which the amount involved exceeded $60,000 and any director, executive officer or holder of more than five percent of our capital stock had or will have a direct or indirect material interest.

   Since January 1, 1996, we have issued preferred stock, promissory notes, and warrants as follows:

  . 10% Note Financing. On September 25, 1996 and July 31, 1997, we issued an aggregate of $3,000,000 in principal amount of 10% subordinated convertible notes due September 1998 and July 1999, respectively. As part of this transaction, we issued warrants to the participating investors to purchase an aggregate of 900,000 shares of our common stock at an exercise price of $1.00 per share.

  . Class D Financing. On November 21, 1997 and December 18, 1997, we issued an aggregate of 7,200,000 shares of our Class D redeemable preferred stock at a purchase price of $1.80 per share. As a result of the one for two reverse split of our common stock effective December 16, 1999, every two shares of this preferred stock convert into one share of common stock.

  . Class E Financing. On October 27, 1998, November 13, 1998, December 29, 1998, and September 17, 1999, we issued an aggregate of 9,941,508 shares of our Class E redeemable preferred stock at a purchase price of $2.25 per share. As a result of the one for two reverse split of our common stock effective December 16, 1999, every two shares of this preferred stock convert into one share of common stock.

  . 9.75% Note Financing. On April 15, 1999 and July 16, 1999, we issued an aggregate of $2,000,000 in principal amount of 9.75% subordinated promissory notes due on the earlier of December 31, 1999 or the date we sell equity securities for at least $5,000,000. As part of this transaction, we issued warrants to the participating investors to purchase an aggregate of 200,000 shares of our common stock at an exercise price of $1.00 per share.

   Our executive officers, directors and 5% stockholders participated in the foregoing transactions as follows:

                              10% Note        Class D   Class E      9.75% Note
                              Financing      Financing Financing     Financing
                         ------------------- --------- --------- ------------------
                                     Number  Number of Number of            Number
                         Principal     of     Class D   Class E  Principal    of
       Purchaser           Amount   Warrants  Shares    Shares    Amount   Warrants
       ---------         ---------- -------- --------- --------- --------- --------
Directors and executive
 officers:
Albert E. Paladino...... $   25,000   7,500     14,088    39,692 $  8,250      825
John L. Youngblood......     30,000   9,000     16,906    13,949    4,000      400
Ransom D. Reynolds......     30,000   9,000     16,906     8,889      --       --
Allan M. Doyle, Jr. ....     25,000   7,500     14,088     6,595      --       --
James W. Fordyce........    102,485  30,745     57,755    25,154    3,000      300

Five percent
 stockholders:
SVE Star Ventures
 Group..................        --      --   1,497,689 3,744,015  400,000   40,000
Prism Venture Partners
 I, L.P. ...............        --      --   1,666,667   711,111  600,000   60,000
Alliance Technology
 Ventures Group.........        --      --         --  2,248,889  306,000   30,600
Techgains Group.........        --      --     555,556 1,006,754  210,000   21,000
Axiom Venture Partners
 II, L.P. ..............        --      --   1,111,112   412,916  240,000   24,000
Spring Point Group......        --      --     555,556   655,614      --       --
Prince Venture Partners
 II Limited
 Partnership............    375,000 112,500    211,333   409,594  200,000   20,000
United of Omaha Life
 Insurance Company......  1,000,000 300,000    563,555       --       --       --

   Mr. Fleming, a member of our board of directors, is affiliated with Prism Venture Partners I, L.P. Mr. Fordyce, a member of our board of directors, is affiliated with Prince Venture Partners II Limited Partnership.

   The SVE Star Ventures Group is comprised of five affiliated entities -- Star Growth Enterprise, SVE Star Ventures Enterprises No. V, SVM Star Ventures Management GmbH No. 3, SVE Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Betelligungs KG Nr. 2, and SVE Star Ventures Enterprises No. VII. Collectively, these entities beneficially own 5% or more of our capital stock.

   The Alliance Technology Venture Group is comprised of two affiliated entities -- Alliance Technology Ventures II, L.P. and ATV II Affiliates Fund, L.P. Collectively, these entities beneficially own 5% or more of our capital stock.

   The Techgains Group is comprised of three affiliated entities - Technology Associates Management Co., Ltd., Techgains International Corp., and Techgains Corp. Collectively, these entities beneficially own 5% or more of our capital stock.

   The Spring Point Group is comprised of two affiliated entities - Spring Point Partners L.P. and Spring Point Offshore Fund. Collectively, these entities beneficially own 5% or more of our capital stock.

   In September 1999, we agreed to issue 112,500 shares of common stock to Mervyn N. FitzGerald, our Senior Vice President, Operations, for a purchase price of $2.50 per share. In connection with this issuance of shares, we loaned Mr. FitzGerald the $281,250 purchase price. We also agreed to grant Mr. FitzGerald a cash bonus equal to the amount of Federal and state income taxes he is required to pay in connection with the stock grant and to grant him an additional cash bonus to include taxes payable with respect to the cash bonus. The interest rate on the loan is the applicable federal rate, and the loan must be repaid upon Mr. FitzGerald's sale of the shares. These shares vested 20% on the date of issuance and will vest as to an additional 20% on the next four anniversaries of the date of issuance. The unvested shares may be repurchased at a price of $2.50 per share upon Mr. FitzGerald's termination of employment. All unvested shares will immediately vest upon the occurrence of any of the following events:

   . our merger or consolidation with another company

   . the sale of substantially all of our assets to another company

   . the sale of more than 50% of our outstanding capital stock to an unrelated person or group

   Sale of Contraband Detection System Business. In June 1996, we sold the assets, contracts and documentation relating to our contraband detection systems business to Millimetrix LLC, a company controlled by Dr. G. Richard Huguenin. At the time of the sale, Dr. Huguenin was one of our directors and executive officers. We received the following as consideration for this business:

  . $606,873 in cash

  . a $250,000 promissory note, payable over time

  . 19.9% of the ownership of Millimetrix

  . the right to receive royalty payments

   As part of the transaction, we granted Millimetrix a license to use intellectual property related to the business and the right to acquire the licensed intellectual property if agreed conditions were met. Millimetrix also assumed operating leases related to the business, agreed to lease space from us, and hired some of our employees.

   In connection with the sale, Dr. Huguenin resigned as one of our directors and executive officers and surrendered all of his outstanding stock options. At the same time, we repurchased 206,666 shares of our common stock from Dr. Huguenin for $103,333 and granted him a non-qualified stock option to purchase 135,000 shares of common stock at an exercise price of $1.00 per share.

   Millimetrix failed to perform its obligations in connection with this transaction, and we have obtained a judgment against it in the amount of approximately $378,000. In October 1999, we renegotiated that transaction with Millimetrix and involved Millivision, L.L.C., a joint venture between Millimetrix and one other entity. We released Millimetrix and Dr. Huguenin from substantially all claims, including the $378,000 judgment, and Millimetrix released any claims to the intellectual property relating to our contraband detection systems business. We granted Millivision a license to use the intellectual property related to that business. Millivision agreed to pay us royalties in the minimum amount of $200,000. Millimetrix, Millivision and Dr. Huguenin also agreed not to compete with us with respect to broadband wireless telecommunications equipment.

Our Policy on Interested Transactions

   We have adopted a policy whereby contracts and business arrangements with our officers, directors or stockholders, entities they own in whole or in part, or entities for whom they serve as officers, directors, trustees or members must be on an arm's-length basis and approved by the board of directors. Our articles of organization and by-laws require approval of the contract or transaction by a majority of the independent directors who have no interest in the contract or transaction.

                             PRINCIPAL STOCKHOLDERS

   The following table provides information regarding the beneficial ownership of our outstanding common stock as of December 31, 1999, and as adjusted to reflect our sale of common stock in this offering, by:

  .  each person or group that we know owns more than 5% of the common stock,

  .  each of our directors,

  .  each of our executive officers, and

  .  all of our directors and executive officers as a group.

   Beneficial ownership is determined under rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of common stock that we may issue upon the exercise of options or warrants currently exercisable or exercisable within 60 days of December 31, 1999 are deemed outstanding for computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for computing the percentage ownership of any other person. Except as we otherwise indicate, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power over the number of shares listed opposite their names. Unless we otherwise indicate, the address for each stockholder below is c/o Telaxis Communications Corporation, 20 Industrial Drive East, South Deerfield, Massachusetts 01373-0109.

   The following table and footnotes reflect the conversion of our preferred stock into common stock. Due to the one for two reverse split of our common stock effective December 16, 1999, every two shares of preferred stock convert into one share of common stock.

                            Shares Issuable     Number of Shares
                              pursuant to      Beneficially Owned    Percentage of
                          Warrants and Options   (Including the   Shares Outstanding
                           Exercisable within   Number of Shares  ----------------------
                               60 days of         shown in the     Before        After
Name of Beneficial Owner   December 31, 1999     first column)    Offering     Offering
------------------------  -------------------- ------------------ ---------    ---------
SVE Star Ventures                40,000            2,834,217             24.9%        18.4%
 Group(1)...............
 Possart Strasse No. 9
 81679 Munich, Germany
Dr. Meir Barel(1) ......         40,000            2,834,217             24.9         18.4
Prism Venture Partners
 I, L.P.................         62,000            1,256,389             11.0          8.2
 c/o Prism Venture
 Management, Inc.
 100 Lowder Brook Drive,
 Suite 2500
 Westwood, MA 02090
Robert C. Fleming(2)....         62,000            1,256,389             11.0          8.2
Alliance Technology
 Ventures Group(3)......         30,600            1,155,044             10.2          7.5
 8995 Westside Parkway,
 Suite 200
 Alpharetta, GA 30004
Techgains Group(4)......         21,000              802,155              7.1          5.2
 2378 West 239th Street
 Torrance, CA 90501
Axiom Venture Partners
 II, L.P................         24,000              786,014              6.9          5.1
 City Place II--17th
 Floor
 185 Asylum Street
 Hartford, CT 06103
James W. Fordyce(5).....        165,045              673,010              5.9          4.3
Spring Point Group(6)...              0              605,585              5.3          4.0
 1 Montgomery Street,
 Suite 3300
 San Francisco, CA 94104
Prince Venture Partners
 II Limited
 Partnership............        132,500              585,511              5.1          3.8
 10 South Wacker Drive,
 Suite 2575
 Chicago, IL 60606
United of Omaha Life
 Insurance Company......        300,000              581,777              5.0          3.7
 c/o Mutual of Omaha
 Insurance Company
 Mutual of Omaha Plaza
 Omaha, NE 68175

                            Shares Issuable     Number of Shares
                              pursuant to      Beneficially Owned    Percentage of
                          Warrants and Options   (Including the   Shares Outstanding
                           Exercisable within   Number of Shares  ---------------------
                               60 days of         shown in the     Before       After
Name of Beneficial Owner   December 31, 1999     first column)    Offering    Offering
------------------------  -------------------- ------------------ ---------   ---------
John L. Youngblood......        264,185              298,612              2.6         1.9
Albert E. Paladino......         50,099              121,150              1.1           *
Mervyn N.
 FitzGerald(7)..........          1,500              114,000              1.0           *
Ransom D. Reynolds......         96,000              108,897              1.0           *
Allan M. Doyle, Jr......          9,000               32,841                *           *
Dennis C. Stempel.......         17,500               20,611                *           *
David L. Renauld........         14,500               15,500                *           *
David A. Norbury........          2,000               13,111                *           *
Matthew S. Robison......          7,500               13,055                *           *
All executive officers
 and directors as a
 group
 (11 persons)...........        689,329            2,667,176             22.2        16.6

---------------------
  *  Less than 1%.

 (1) Represents (a) 1,111,111 shares held by Star Growth Enterprise, (b) 517,992 shares held by SVE Star Ventures Enterprises No. V, (c) 489,426 shares held by SVM Star Ventures Management GmbH Nr. 3 ("SVM 3"),
      (d) 91,963 shares held by SVE Star Ventures Management GmbH Nr. 3 & Co. Betelligungs KG Nr. 2, (e) 583,724 shares held by SVE Star Ventures Enterprises No. VII and (f) warrants held by SVE Star Ventures Enterprises No. VII to purchase 40,000 shares of common stock. SVM 3 manages the investments of these entities. Dr. Barel is the sole director and principal owner of SVM 3. SVM 3 and Dr. Barel each have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the shares beneficially owned by the entities listed above. Dr. Barel disclaims beneficial ownership of the shares beneficially held by those entities, except for his pecuniary interest in those shares.
 (2) Mr. Fleming is a general partner and co-manager of Prism Venture Partners I, L.P. The shares listed represent the 1,254,389 shares beneficially held by Prism Venture Partners I, L.P. Mr. Fleming disclaims beneficial ownership of the shares beneficially held by Prism Venture Partners I, L.P., except for his pecuniary interest in those shares. Mr. Fleming's address is the same as the address of Prism Venture Partners I, L.P.
 (3) Represents (a) 1,102,222 shares held by Alliance Technology Ventures II, L.P., (b) warrants held by Alliance Technology Ventures II, L.P. to purchase 30,000 shares of common stock, (c) 22,222 shares held by ATV II Affiliates Fund, L.P. and (d) warrants held by ATV II Affiliates Fund, L.P. to purchase 600 shares of common stock.
 (4) Represents (a) 28,377 shares held by Technology Associates Management Co., Ltd., (b) a warrant to purchase 1,000 shares held by Technology Associates Management Co., Ltd., (c) 300,000 shares held by Techgains International Corp., (d) a warrant held by Techgains International Corp. to purchase 10,000 shares of common stock, (e) 452,778 shares held by Techgains Corp. and (f) a warrant held by Techgains Corp. to purchase 10,000 shares of common stock.
 (5) Mr. Fordyce is a general partner of Prince Venture Partners II Limited Partnership. The shares listed represent (a) 453,011 shares beneficially held by Prince Venture Partners II Limited Partnership, (b) 54,954 shares held by Mr. Fordyce, (c) 1,500 shares that we may issue upon exercise of stock options held by Mr. Fordyce within 60 days of December 31, 1999,
      (d) warrants held by Mr. Fordyce to purchase 31,045 shares of common stock and (e) warrants held by Prince Venture Partners II Limited Partnership to purchase 132,500 shares of common stock. Mr. Fordyce disclaims beneficial ownership of the shares beneficially held by Prince Venture Partners II Limited Partnership, except for his pecuniary interest in those shares.
 (6) Represents 407,807 shares held by Spring Point Partners L.P. and 197,778 shares held by Spring Point Offshore Fund.
 (7) Of the shares held by Mr. FitzGerald, 90,000 may be repurchased by us. See "Material Relationships and Related-Party Transactions."

                          DESCRIPTION OF CAPITAL STOCK

   Upon the closing of this offering, we will be authorized to issue up to 100,000,000 shares of common stock, $.01 par value, and 4,500,000 shares of undesignated preferred stock, $.01 par value. As of December 31, 1999, there were 843,872 shares of common stock outstanding held of record by 131 stockholders and 20,976,881 shares of redeemable preferred stock held by 85 stockholders. Upon the closing of this offering, these shares of redeemable preferred stock will automatically convert into 10,488,440 shares of common stock at a ratio of one share of common stock for every two shares of preferred stock due to the December 16, 1999 reverse stock split. Following this offering, there will be 15,332,312 shares of common stock outstanding, or 15,932,312 shares if the underwriters exercise their over-allotment option in full, assuming no exercise of outstanding options or warrants.

Common Stock

   The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders. When a quorum is present at a meeting, the holders of a majority of the common stock present or represented and voting on a matter will decide any matter to be voted on by the stockholders except where a class vote is required by law or the articles of organization or where a larger vote is required by law or the articles of organization. Elections are determined by a plurality of the votes cast by stockholders entitled to vote at the election. The holders of common stock are entitled to receive ratably any dividends the board of directors declares, after payment of any preferential dividends to the holders of preferred stock. Dividends are non-cumulative. If we are liquidated, dissolved or wound up, the holders of common stock will be entitled to share pro rata all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued in this offering will be fully paid and non-assessable. The rights, preferences and privileges of holders of common stock may be adversely affected by the rights, preferences and privileges of holders of preferred stock that the board of directors may designate and issue in the future. As of December 31, 1999, there were 5,219,844 shares of common stock reserved for issuance upon the exercise of options and warrants. On that date, there were outstanding stock options to purchase an aggregate of 1,881,763 shares of common stock and warrants to purchase an aggregate of 1,221,370 shares of common stock.

Preferred Stock

   Upon the closing of this offering, our articles of organization will authorize our board of directors, without any action by our stockholders, to issue up to 4,500,000 shares of undesignated, or "blank check," preferred stock in one or more classes or series. The board also has the authority to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights and the qualifications, limitations or restrictions of any preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Our board could quickly issue preferred stock with terms that could delay or prevent a change in control of our company or make removal of our management more difficult. Additionally, the issuance of preferred stock may decrease the market price of the common stock. We have no plans to issue any preferred stock.

Warrants

   As of December 31, 1999, there were warrants outstanding to purchase a total of 1,221,370 shares at a weighted average exercise price of $1.19 per share. These warrants expire on various dates from December 21, 2000 to July 30, 2007.

Registration Rights

   After this offering, the holders of 10,634,299 shares of common stock and warrants to purchase 1,002,195 shares of common stock, or their permitted transferees, will be entitled to register those shares under the Securities Act. These registration rights are contained in four agreements, one with some of our stockholders (currently covering 10,634,299 shares and warrants to purchase 943,750 shares) and three separate agreements with three of our lenders (in the aggregate covering warrants to purchase 58,445 shares of common stock on an as-converted basis). As described below, the agreement with our stockholders provides for both demand registration rights and piggyback registration rights while the agreements with our lenders only provide for piggyback registration rights.

   Demand Registration Rights. At any time after six months following the closing of this offering, the holders of at least 40% of the registrable securities under the agreement with our stockholders may require that we use our diligent best efforts to register some or all of those registrable securities under the Securities Act at our expense on two occasions. In addition, the holders of at least 20% of the registrable securities under the agreement with our stockholders may require that we use our diligent best efforts to register some or all of those registrable securities under the Securities Act on Form S-2 or S-3 or similar short-form registration, as long as we are eligible to use a short-form registration and the value of the securities to be registered is reasonably anticipated to exceed $1,000,000. Only the first two short-form registrations will be at our expense. Limitations and conditions may be imposed on registrable securities that are included in a registration.

   Piggyback Registration Rights. If we propose to register any of our securities under the Securities Act for our own account or for the account of any of our stockholders, holders of registrable securities under each of the four agreements granting registration rights are entitled, with limitations and conditions, to receive notice of that registration and to include registrable securities in that registration at our expense. One of the limitations is the ability of any underwriter of any of those offerings to reduce the number of shares proposed to be registered in view of market conditions.

   We intend to file, after the effective date of this offering, a registration statement on Form S-8 to register up to approximately 3,998,474 shares of common stock reserved for issuance under our stock plans. The registration statement will become effective automatically upon filing. After the registration statement has been filed, shares issued under the stock plans may be sold in the open market, unless the sale is limited by the provisions of Rule 144 applicable to our affiliates or the lock-up agreements. For more information, see "Shares Eligible for Future Sale."

Anti-takeover Provisions of Massachusetts Law and Our Articles or Organization and By-Laws

   Provisions of Massachusetts law and our articles or organization and by-laws may discourage takeover attempts not previously approved by our board of directors, including takeovers that some stockholders may deem to be in their best interest. These provisions may inhibit temporary fluctuations in the market price of our common stock that might otherwise result from actual or rumored takeover attempts. These provisions could also delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if it would be beneficial to our stockholders. These provisions could also discourage or make more difficult a merger, tender offer or proxy contest, even if it would be beneficial to stockholders, and could depress the market price of our common stock. Our board of directors believes that these provisions are appropriate to protect the interests of our stockholders. Our board of directors has no present plans to adopt any other measures or devices which may have an anti-takeover effect.

   Classified Board of Directors. Our articles of organization provide for a board of directors that is divided into three classes. The first class of directors will hold office until the first annual meeting of stockholders following this offering, the second class of directors will hold office until the second annual meeting of stockholders following this offering, and the third class of directors will hold office until the third annual meeting of stockholders following this offering. After each annual meeting, the directors elected at that meeting will serve a three-year term. Stockholders may remove our directors only for cause.

   Meetings of Stockholders. Our by-laws provide that annual meetings of stockholders will be held at the date, time and place, either within or outside the Commonwealth of Massachusetts, as the board of directors may determine. A special meeting of the stockholders may be called only by our President, our board of directors, or the holders of at least 30% of our outstanding voting stock.

   Amendment of By-Laws. Our articles of organization and by-laws provide that the by-laws may be amended or repealed by the board of directors or by the stockholders. An amendment by stockholders requires the affirmative vote of the holders of at least 75% of the outstanding capital stock entitled to vote generally at the meeting.

   This system of electing directors, the ability of stockholders to remove directors only for cause and the inability of stockholders holding less than 30% of the outstanding voting stock to call a special meeting may discourage someone from making a tender offer or otherwise attempting to obtain control of our company and may maintain the incumbency of the board of directors.

   Massachusetts Statutory Business Combination Provision. The provisions of Chapter 110F of the Massachusetts General Laws, an anti-takeover law, will apply to us after this offering has been completed. In general, this statute prohibits a Massachusetts corporation with more than 200 stockholders of record from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless:

  . before that date, the board of directors approved either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder,

  . the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by affiliates of the corporation) at the time the stockholder becomes an interested stockholder, or

  . the business combination is approved by both the board of directors and holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder).

   A "business combination" includes a merger, consolidation, stock or asset sales, and other specified transactions involving the corporation or any direct or indirect majority-owned subsidiary of the corporation resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is:

  . a person who, alone or together with affiliates and associates, owns five percent or more of the corporation's voting stock, or 15% or more in the case of persons eligible to file a Schedule 13G under the Securities Exchange Act,

  . an affiliate or associate of the corporation who at any time within the three-year period preceding the date of the transaction owned five percent or more of the corporation's voting stock, or 15% or more in the case of persons eligible to file a Schedule 13G under the Securities Exchange Act, or

  . the affiliates and associates of any affiliate or associate of the corporation.

   A person is not an "interested stockholder" if its ownership of shares in excess of the five percent or fifteen percent limitation is the result of action taken solely by us, but the person will become an "interested stockholder" if the person thereafter acquires additional shares of voting stock, except as a result of further corporate action not caused, directly or indirectly, by the person. We may at any time elect not to be governed by Chapter 110F by amending our articles of organization or by-laws by a vote of a majority of the stockholders entitled to vote. This amendment would not be effective for 12 months and would not apply to a business combination with any person who became an interested stockholder before the adoption of the amendment.

   In addition, Massachusetts General Laws Chapter 110D, entitled "Regulation of Control Share Acquisitions," provides, in general, that any stockholder of a Massachusetts corporation with more than 200 stockholders of record who acquires voting stock of the corporation in a "control share acquisition" may not vote the shares so acquired (or shares acquired within 90 days before or after the "control share acquisition") unless a majority of the other stockholders of the corporation entitled to vote so authorize. In general, a

"control share acquisition" includes the acquisition by any person of beneficial ownership of shares which, when added to all other shares beneficially owned by the person, would entitle the person to vote:

  .  between 20% and 33 1/3%,

  .  between 33 1/3% and 50%, or

  .  more than 50% of the outstanding voting stock of the corporation.

   A "control share acquisition" generally does not include, for example, the acquisition of shares directly from the issuing corporation. In addition, Chapter 110D permits a corporation to provide in its articles of organization or by-laws that the corporation may redeem, for fair value, all of the shares acquired in a control share acquisition if the interested stockholder does not deliver a control share acquisition statement or if the interested stockholder delivers a control share acquisition statement but the stockholders of the corporation do not authorize voting rights for those shares.

   Massachusetts General Laws Chapter 156B, Section 50A, requires that publicly-held Massachusetts corporations that have not "opted out" of Section 50A have a classified board of directors consisting of three classes as nearly equal in size as possible. Section 50A also provides that directors who are classified may be removed by the stockholders only for cause. Our articles of organization reflect the requirements of Section 50A.

Limitations on Liability and Indemnification

   Our articles of organization limit the liability of our directors as permitted by Massachusetts law. No director will be personally liable to us or our stockholders for monetary damages resulting from his or her conduct as a director except liability for:

  .  breach of the director's duty of loyalty

  . acts or omissions not in good faith or which involved intentional misconduct or knowing violations of law

  .  unlawful distributions and loans to insiders

  . transactions from which the director personally received a benefit in money, property or services to which the director was not legally entitled

   Our by-laws provide that we will indemnify any person made a party to a proceeding because he or she was or is a director, officer, employee or other agent of ours and that we may advance or reimburse reasonable expenses incurred by him or her before the final disposition of the proceeding if he or she undertakes to repay those expenses if he or she is adjudicated to be not entitled to indemnification. In addition, we have the right, before a final adjudication, to compromise and settle a proceeding and pay expenses, if a compromise and settlement of a proceeding is in our best interests. The provisions of our by-laws that would provide for indemnification of directors for liabilities arising under the Securities Act are, in the opinion of the SEC, against public policy as expressed in the Securities Act and are therefore unenforceable.

   We maintain a liability insurance policy, which may insure our directors and officers against liability they may incur for serving in their capacities as directors and officers.

   We believe that the limitation of liability provisions in our articles or organization, the indemnification provisions in our by-laws and our liability insurance policy will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is Registrar and Transfer Company.

The Nasdaq Stock Market's National Market Listing

   Our common stock has been approved for listing on The Nasdaq Stock Market's National Market under the symbol "TLXS."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Before this offering, there has been no public market for our common stock. The market price of our common stock could drop if our existing stockholders sell large numbers of shares of our common stock in the public market or if investors perceive that sales of large numbers of shares could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

   After this offering, there will be outstanding 15,332,312 shares of common stock, or 15,932,312 shares if the underwriters exercise their over-allotment option in full, assuming no exercise of outstanding options or warrants after December 31, 1999. Of these shares, the 4,000,000 shares sold in this offering, or 4,600,000 shares if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction under the Securities Act except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. The remaining 11,332,312 shares are "restricted securities" within the meaning of Rule 144. The restricted securities may not be sold unless they are registered under the Securities Act or are sold under an exemption from registration, such as the exemption provided by Rule 144.

   Our executive officers, directors and a majority of our other securityholders have entered into lock-up agreements in which they have agreed that, for a period of 180 days after the date of this prospectus, they will not offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock, or any securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose their intention to make any offer, sale, contract, pledge or disposal, without the prior written consent of Credit Suisse First Boston Corporation. In addition, we have agreed in the underwriting agreement that, for a period of 180 days after the date of this prospectus, we will not offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock, or any securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose our intention to make any offer, sale, contract, pledge or disposal, without the prior written consent of Credit Suisse First Boston Corporation, unless the transaction is specifically permitted in the underwriting agreement. We have similarly agreed that, with limited exceptions, we will not file a registration statement with the SEC or publicly disclose our intention to do so. Credit Suisse First Boston Corporation may, at any time and without notice, waive any of the terms of these lock-up agreements.

   Under these lock-up agreements, our outstanding shares of common stock will be available for sale in the public market as follows:

           Percent of
              Total
 Number of   Shares
  Shares   Outstanding               Date of Availability for Sale
 --------- ----------- --------------------------------------------------------
   209,953     1.85         , 2000 (date of this prospectus) to      , 2000 (90
                       days after the date of this prospectus)
    15,831     0.14         , 2000 (90 days after the date of this prospectus)
                       to      , 2000 (180 days after the date of this
                       prospectus), in some cases under Rule 144
 7,659,547    67.59         , 2000 (180 days after the date of this
                       prospectus), in some cases under Rule 144
 3,446,982    30.42    At various times after      , 2000

   In addition, as of December 31, 1999, there were outstanding options to purchase 1,881,763 shares of common stock and warrants to purchase 1,221,370 shares of common stock. Of these options and warrants, the sale of 3,050,356 will be limited by lock-up agreements.

   Rule 144. In general, beginning 90 days after the date of this prospectus any person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled under Rule 144 to sell, within any three-month period, a number of shares that does not exceed the greater of:

  . 1% of the then-outstanding shares of common stock, which will equal approximately 153,000 shares immediately after this offering

  . the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the seller files a notice of the sale on Form 144 with the SEC

   Requirements relating to notice, manner of sale and the availability of current public information about us must also be met for sales under Rule 144.

   Rule 144(k). A person (or persons whose shares are aggregated) who has not been our affiliate at any time during the three months immediately preceding a sale, and who has beneficially owned the shares for at least two years, would be entitled to sell the shares under Rule 144(k) without regard to the volume limitations, notice requirements and other conditions of Rule 144.

   Rule 701. In general, each of our directors, officers, employees, consultants or advisors who purchased shares from us before the date of this prospectus in connection with a compensatory stock plan or other written compensatory agreement will be eligible to sell those shares under Rule 701 in the public market 90 days after the date of this prospectus in reliance on Rule 144, but without complying with all of the restrictions of Rule 144, such as the holding period. In addition, Rule 701 will apply to shares of common stock we issue upon exercise of the options we granted before the effective date of this offering.

   We intend to file, after the effective date of this offering, a registration statement on Form S-8 to register up to approximately 3,998,474 shares of common stock reserved for issuance under our stock plans. The registration statement will become effective automatically upon filing. After the registration statement has been filed, shares issued under the stock plans may be sold in the open market, unless the sale is limited by the provisions of Rule 144 applicable to our affiliates or the lock-up agreements.

   For a description of the registration rights of our securityholders, see "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING

   Under the terms and conditions contained in an underwriting agreement dated
     , 2000, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Banc of America Securities LLC and CIBC World Markets Corp. are acting as representatives, the following respective numbers of shares of common stock:

                                                                        Number
                               Underwriter                             of Shares
                               -----------                             ---------
   Credit Suisse First Boston Corporation.............................
   Banc of America Securities LLC.....................................
   CIBC World Markets Corp............................................
                                                                       ---------
     Total............................................................ 4,000,000
                                                                       =========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 600,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $   per share. The
underwriters and selling group members may allow a discount of $   per share on
the sales to other broker/dealers. After the initial public offering, the public offering price, concession and discount to broker/dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we will pay.

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-allotment Over-allotment Over-allotment Over-allotment
                          -------------- -------------- -------------- --------------
Underwriting Discounts
 and Commissions
 paid by us.............       $              $              $              $
Expenses payable by us..       $              $              $              $

   Two employees of CIBC World Markets Corp., including the research analyst that will cover us, own redeemable preferred stock that will convert into shares of common stock upon completion of this offering. The employees purchased the stock on the same terms as the other participants in the private placements of stock which occurred in November and December 1997 and in September 1999. In the aggregate, these employees purchased 0.39% of the stock sold in the 1997 private placement and 0.17% of the stock sold in the 1999 private placement. These transactions included the purchase in September 1999 by the research analyst from CIBC World Markets Corp. who will cover us of 11,111 shares of our Class E redeemable preferred stock for $25,000. Upon completion of this offering, these shares will convert into 5,555 shares of common stock. Under the rules of the National Association of Securities Dealers, Inc., this purchase of securities may be deemed to be underwriting compensation in connection with this offering. In accordance with the rules of the National Association of Securities Dealers, Inc., these shares will be restricted from sale or other transfer until one year after the date of this prospectus, except as permitted by those rules.

   The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

   We and our executive officers, directors and a majority of our other securityholders have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or, in our case, file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of common stock or securities convertible into or exchangeable or exercisable for any common stock, or publicly disclose the intention to make any offer, sale, contract, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, with exceptions for outstanding stock options and warrants or the filing with the Commission of one or more registration statements on Form S-8 registering securities issued or issuable under our stock plans.

   The underwriters have reserved for sale, at the initial public offering price, up to 200,000 shares of common stock for business partners, employees, and directors who may wish to purchase common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced by the number of reserved shares purchased. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

   A limited number of shares may be made available via the Internet to customers of one or more underwriters participating in this offering. If any underwriter uses the Internet to make offers and sales, a copy of our preliminary prospectus in electronic format will be made available on a web site maintained by the underwriter or through a hosting arrangement entered into by the underwriter with a third party. After the prospectus is made available, the underwriter will accept conditional offers to purchase shares from its customers that complete and pass an online eligibility profile. Some underwriters may require that a customer have a minimum account balance in order to participate in the offering. All conditional offers to purchase shares must be reconfirmed by the customer or they will not be accepted. Conditional offers may be withdrawn at any time before the customer receives a notice of acceptance from the underwriter. If the demand for shares from customers submitting online conditional offers exceeds the amount of shares available for Internet distribution, the underwriter will use a random allocation method to distribute shares to customers. There are no plans to direct shares to particular purchasers via the Internet.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make.

   Our common stock has been approved for listing on The Nasdaq Stock Market's National Market under the symbol "TLXS."

   Before this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiation between us and the representatives. The principal factors considered in determining the public offering price included:

  . the information in this prospectus and otherwise available to the representatives

  .  the history of and the prospects for the industry in which we compete

  .  the ability of our management

  .  the prospects for our future earnings

  .  the present state of our development and our current financial condition

  . the general condition of the securities markets at the time of this offering

  . the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids under Regulation M under the Exchange Act.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilization transaction or in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may occur on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made under securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the Canadian securities regulatory authority that has jurisdiction. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   Each purchaser of common stock in Canada who receives a purchase confirmation will represent to us and the dealer from whom the purchase confirmation is received that:

  . the purchaser is entitled under the provincial securities laws that apply to the purchaser to purchase the common stock without the benefit of a prospectus qualified under these securities laws

  . the purchaser is purchasing as principal and not as agent if the purchaser is not allowed to purchase as agent under the provincial securities laws that apply to the purchaser

  .  the purchaser has reviewed the text above under "Resale Restrictions"

Rights of Action of Ontario Purchasers

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named in this prospectus may be located outside Canada and, as a result, it may not be possible for Canadian purchasers to serve process within Canada upon the issuer or these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or these persons outside Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser under this offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult with their own legal and tax advisors about the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under Canadian legislation.

                                 LEGAL MATTERS

   The validity of the common stock offered by this prospectus will be passed upon for us by Mirick, O'Connell, DeMallie & Lougee, LLP, Worcester, Massachusetts. Partners and associates in the firm own an aggregate of 18,250 shares of common stock and have options to purchase an additional 8,625 shares of common stock. The execution and delivery of the underwriting agreement for this offering will be passed upon for the underwriters by Foley, Hoag & Eliot LLP, Boston, Massachusetts.

                                    EXPERTS

   PricewaterhouseCoopers LLP, independent accountants, have audited the financial statements of Telaxis Communications Corporation as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998 which are included in this prospectus and registration statement. Our financial statements are included in this prospectus in reliance on the report of PricewaterhouseCoopers LLP, given on their authority as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC a registration statement on Form S-1. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and its exhibits. References in this prospectus to any contract or other document are not necessarily complete and, if we filed the contract or document as an exhibit to the registration statement, you should refer to the exhibit for more information. You may review a copy of the registration statement, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You will have to pay a fee to the SEC for the copies. The SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

   We intend to furnish our stockholders with annual reports containing financial statements audited by independent certified public accountants and will make available quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2
Balance Sheets............................................................. F-3
Statements of Operations and Comprehensive Loss............................ F-4
Statements of Changes in Stockholders' Deficit............................. F-5
Statements of Cash Flows................................................... F-6
Notes to Financial Statements.............................................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Telaxis Communications Corporation

   In our opinion, the accompanying balance sheets and the related statements of operations and comprehensive loss, of changes in stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Telaxis Communications Corporation (formerly known as Millitech Corporation, the "Company") at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Telaxis Communications Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut March 5, 1999, except for Note 2 as to which the date is August 24, 1999,
Note 19 as to which the date is
October 18, 1999, and Note 20
as to which the date is December 16, 1999

                       TELAXIS COMMUNICATIONS CORPORATION
                                 BALANCE SHEETS
                       (in thousands, except share data)

                                  December 31,                      Pro Forma
                                ------------------  September 30, September 30,
                                  1997      1998        1999          1999
                                --------  --------  ------------- -------------
                                                     (unaudited)   (unaudited)
Assets
Current assets
  Cash and cash equivalents.... $ 10,294  $  2,635    $ 12,158      $ 12,158
  Accounts receivable, less
   allowance for doubtful
   accounts ($210 in 1997; $368
   in 1998 and $273 in 1999)...    2,744     3,013       1,366         1,366
  Contracts in process.........       85       139         --            --
  Inventories..................    3,162     3,093       4,722         4,722
  Net assets to be disposed
   of..........................      --        --        1,811         1,811
  Other current assets.........       96        97         277           277
                                --------  --------    --------      --------
    Total current assets.......   16,381     8,977      20,334        20,334
  Property, plant and
   equipment, net..............    3,430     5,922       5,446         5,446
  Patents and intangible
   assets, net of accumulated
   amortization................      121       --          --            --
  Other assets.................      127        56         178           178
                                --------  --------    --------      --------
    Total assets............... $ 20,059  $ 14,955    $ 25,958      $ 25,958
                                ========  ========    ========      ========
Liabilities, Redeemable
 Preferred Stock and
 Stockholders' (Deficit) Equity
Current liabilities
  Lines of credit.............. $  1,500  $    --     $    500      $    500
  Accounts payable.............    2,268     2,209       3,663         3,663
  Customer prepayments.........    1,028       204         183           183
  Accrued expenses.............    1,968     2,060       2,020         2,020
  Income taxes payable.........       53        41          39            39
  Current maturities of long-
   term debt...................      508       379         786           786
  Current maturities of capital
   lease obligations...........      617       813         771           771
                                --------  --------    --------      --------
    Total current liabilities..    7,942     5,706       7,962         7,962
Long-term debt.................      729       350       1,066         1,066
Capital lease obligations......      961       697         536           536
                                --------  --------    --------      --------
    Total liabilities..........    9,632     6,753       9,564         9,564
                                --------  --------    --------      --------
Commitments and contingencies
Redeemable Preferred Stock
  Redeemable preferred stock,
   Class A, $.01 par value;
   $3.25 redemption value;
   authorized 3,090,323 shares
   (3,270,000 in 1997); issued
   and outstanding 3,045,696
   shares......................    9,899     9,899       9,899           --
  Redeemable preferred stock,
   Class B, $.01 par value;
   $3.25 redemption value;
   authorized 789,677 shares
   (1,250,000 in 1997); issued
   and outstanding 789,677
   shares......................    2,566     2,566       2,566           --
  Redeemable preferred stock,
   Class C, $.01 par value;
   authorized 0 shares (400,000
   in 1997); none issued ......      --        --          --            --
  Redeemable preferred stock,
   Class D, $.01 par value;
   $1.80 redemption value;
   authorized 7,200,000 shares;
   issued and outstanding
   7,200,000 shares............   12,960    12,960      12,960           --
  Redeemable preferred stock,
   Class E, $.01 par value;
   $2.25 redemption value;
   authorized 11,000,000 shares
   in 1999 and 4,000,000 shares
   in 1998; issued and
   outstanding 9,941,508 shares
   in 1999, 3,274,841 shares in
   1998........................      --      7,368      22,368           --
                                --------  --------    --------      --------
                                  25,425    32,793      47,793
Stockholders' (Deficit) Equity
 (See Note 20)
  Preferred stock, $.01 par
   value; 4,500,000 shares
   authorized in 1999; none
   issued......................      --        --          --            --
  Common stock, $.01 par value;
   authorized 36,000,000 shares
   in 1999, 25,000,000 shares
   in 1998 and 20,000,000
   shares in 1997; issued and
   outstanding 782,986 shares
   in 1999, 987,920 shares in
   1998 and 983,394 shares in
   1997........................       10        10           8           123
  Additional paid-in capital...      733       669       1,911        49,589
  Note receivable..............      --        --         (281)         (281)
  Accumulated deficit..........  (15,741)  (25,270)    (32,859)      (32,859)
  Unearned compensation........      --        --         (178)         (178)
                                --------  --------    --------      --------
    Total stockholders'
     (deficit) equity..........  (14,998)  (24,591)    (31,399)       16,394
                                --------  --------    --------      --------
    Total liabilities,
     redeemable preferred stock
     and stockholders'
     (deficit) equity.......... $ 20,059  $ 14,955    $ 25,958      $ 25,958
                                ========  ========    ========      ========

   The accompanying notes are an integral part of these financial statements.

                       TELAXIS COMMUNICATIONS CORPORATION
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
                     (in thousands, except per share data)

                                                           Nine months ended
                            Year ended December 31,          September 30,
                            --------------------------  -----------------------
                             1996     1997      1998       1998        1999
                            -------  -------  --------  ----------- -----------
                                                        (unaudited) (unaudited)
Sales.....................  $   201  $ 1,733  $  2,386    $ 1,447     $ 5,504
Cost of sales.............      507    2,755     7,517      3,320       5,103
                            -------  -------  --------    -------     -------
Gross margin (loss).......     (306)  (1,022)   (5,131)    (1,873)        401
Operating expenses
 Research and development,
  net.....................      598    3,926     4,993      3,888       3,368
 Selling and marketing....      353      667     1,006        619         710
 General and
  administrative..........      572    1,111     2,042      1,552       1,717
 Stock compensation cost..      --       --        --         --           47
                            -------  -------  --------    -------     -------
 Total operating
  expenses................    1,523    5,704     8,041      6,059       5,842
                            -------  -------  --------    -------     -------
Operating loss............   (1,829)  (6,726)  (13,172)    (7,932)     (5,441)
                            -------  -------  --------    -------     -------
Other income (expense)
 Interest expense.........     (423)    (683)     (473)      (371)       (561)
 Income from contract
  cancellation............      --       --        997        --          --
 Interest income..........       13       40       233        200          55
 Other....................      --        17       --         --          --
                            -------  -------  --------    -------     -------
 Total other income
  (expense)...............     (410)    (626)      757       (171)       (506)
                            -------  -------  --------    -------     -------
Loss from continuing
 operations before income
 taxes....................   (2,239)  (7,352)  (12,415)    (8,103)     (5,947)
Income tax benefit........      --      (640)   (1,162)    (1,027)        --
                            -------  -------  --------    -------     -------
Loss from continuing
 operations...............   (2,239)  (6,712)  (11,253)    (7,076)     (5,947)
                            -------  -------  --------    -------     -------
Discontinued operations:
 Income (loss) from
  operations of MMWP
  segment, net of taxes of
  $328, $904, $1,162,
  $1,027 (unaudited) and
  $0 (unaudited) for the
  years ended December 31,
  1996, 1997, and 1998 and
  for the nine months
  ended September 30, 1998
  and 1999, respectively..     (530)   1,342     1,724      1,523         258
 Loss on disposition of
  MMWP segment, including
  provision of $300
  (unaudited) for
  operating losses during
  the phase-out period,
  net of $0 (unaudited)
  for taxes...............      --       --        --         --       (1,900)
                            -------  -------  --------    -------     -------
Income (loss) from
 discontinued operations..     (530)   1,342     1,724      1,523      (1,642)
                            -------  -------  --------    -------     -------
Net loss and comprehensive
 loss.....................  $(2,769) $(5,370) $ (9,529)   $(5,553)    $(7,589)
                            =======  =======  ========    =======     =======
Basic and diluted earnings
 (loss) per share from:
 Continuing operations....  $ (4.15) $(14.16) $ (22.87)   $(14.38)    $(11.14)
                            =======  =======  ========    =======     =======
 Discontinued operations..  $ (0.98) $  2.83  $   3.50    $  3.10     $ (3.07)
                            =======  =======  ========    =======     =======
 Net loss.................  $ (5.13) $(11.33) $ (19.37)   $(11.28)    $(14.21)
                            =======  =======  ========    =======     =======
Shares used in computing
 basic and diluted
 earnings (loss) per
 share....................      540      474       492        492         534
                            =======  =======  ========    =======     =======

   The accompanying notes are an integral part of these financial statements.

                       TELAXIS COMMUNICATIONS CORPORATION
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
                       (in thousands, except share data)

                            Common Stock    Additional
                          -----------------  Paid-in      Note      Unearned   Accumulated
                           Shares    Amount  Capital   Receivable Compensation   Deficit    Total
                          ---------  ------ ---------- ---------- ------------ ----------- --------
Balances, December 31,
 1995...................  1,092,860   $ 11    $  898                            $ (7,602)  $ (6,693)
Exercise of common stock
 options................     11,500    --          5                                              5
Treasury stock acquired
 and retired............   (206,666)    (2)     (101)                                          (103)
Net loss................                                                          (2,769)    (2,769)
                          ---------   ----    ------     -----        ----      --------   --------
Balances, December 31,
 1996...................    897,694      9       802       --                    (10,371)    (9,560)
Exercise of common stock
 options................     85,700      1        42                                             43
Other...................                        (111)                                          (111)
Net loss................                                                          (5,370)    (5,370)
                          ---------   ----    ------     -----        ----      --------   --------
Balances, December 31,
 1997...................    983,394     10       733       --                    (15,741)   (14,998)
Exercise of common stock
 options................      4,526    --          2                                              2
Other...................                         (66)                                           (66)
Net loss................                                                          (9,529)    (9,529)
                          ---------   ----    ------     -----        ----      --------   --------
Balances, December 31,
 1998...................    987,920     10       669       --                    (25,270)   (24,591)
Sale of common stock....    225,000      2       504      (281)       (225)          --         --
Issuance of preferred
 stock warrants.........        --     --        140       --          --            --         140
Issuance of common stock
 warrants...............        --     --        266       --          --            --         266
Exercise of common stock
 options................    330,552      3       170                                            173
Exercise of warrants....     22,500    --         11                                             11
Amortization of unearned
 compensation...........                                                47                       47
Other...................                         144                                            144
Net loss................                                                          (7,589)    (7,589)
Reverse stock split (See
 Note 20)...............   (782,986)    (7)        7       --          --            --         --
                          ---------   ----    ------     -----        ----      --------   --------
Balances, September 30,
 1999 (unaudited).......    782,986   $  8    $1,911     $(281)       (178)     $(32,859)  $(31,399)
                          =========   ====    ======     =====        ====      ========   ========

   The accompanying notes are an integral part of these financial statements.

                       TELAXIS COMMUNICATIONS CORPORATION
                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                            Nine months ended
                              Year ended December 31,         September 30,
                              -------------------------  -----------------------
                               1996     1997     1998       1998        1999
                              -------  -------  -------  ----------- -----------
                                                         (unaudited) (unaudited)
Cash flows from operating
 activities
 Net loss...................  $(2,769) $(5,370) $(9,529)   $(5,553)    $(7,589)
 Adjustments to reconcile
  net loss to net cash
  utilized by operating
  activities:
 Depreciation and
  amortization..............    1,176    1,563    2,076      1,425       2,072
 Loss on disposition of MMWP
  segment...................      --       --       --         --        1,900
 Non-cash compensation
  expense...................      --       --       --         --          225
 Gain on sale of property
  and equipment.............     (241)     --       --         --          --
 Deferred income taxes......      322      277      --         --          --
 Changes in assets and
  liabilities
  Accounts receivable.......    1,240     (161)    (269)       477         229
  Contracts in process......      (68)     449      (54)       (46)         23
  Inventories...............     (866)     220       69     (2,132)     (3,577)
  Other current assets......       41       31       (1)      (142)       (149)
  Accounts payable and
   accrued expenses.........     (927)   1,911       32      1,873       1,804
  Customer prepayments......      427      601     (824)      (913)        (10)
  Income taxes payable......     (134)      53      (13)        (3)         (2)
                              -------  -------  -------    -------     -------
  Net cash utilized by
   operating activities.....   (1,799)    (426)  (8,513)    (5,014)     (5,074)
                              -------  -------  -------    -------     -------
Cash flows from investing
 activities
 Additions to property and
  equipment.................     (556)    (778)  (3,706)    (3,409)     (1,487)
 Proceeds from sale of
  property and equipment....      642      --       --         --          --
 Reduction (addition) to
  other assets..............      (58)     (39)      20         (7)        (74)
                              -------  -------  -------    -------     -------
  Net cash provided
   (utilized) by investing
   activities...............       28     (817)  (3,686)    (3,416)     (1,561)
                              -------  -------  -------    -------     -------
Cash flows from financing
 activities
 Proceeds from note
  payable...................    2,000      --       --         --        2,000
 Net (repayment) borrowing
  under line of credit......    1,500      500   (1,500)      (300)        500
 Proceeds from long-term
  debt......................      --     1,000      --         --        1,420
 Repayments of long-term
  debt and capital lease
  obligations...............   (1,415)    (994)  (1,264)      (951)       (862)
 Issuance of common stock
  upon exercise of options
  and warrants..............        6       43        2          2         184
 Issuance of redeemable
  preferred stock...........      --     9,917    7,368        --       12,950
 Stock issuance costs.......      --      (111)     (66)       --          (34)
 Redemption of preferred
  stock.....................       (3)     --       --         --          --
 Treasury stock acquired and
  retired...................     (103)     --       --         --          --
 Addition to other assets...      (72)     (31)     --         --          --
                              -------  -------  -------    -------     -------
  Net cash provided
   (utilized) by financing
   activities...............    1,913   10,324    4,540     (1,249)     16,158
                              -------  -------  -------    -------     -------
Net increase (decrease) in
 cash and cash equivalents..      142    9,081   (7,659)    (9,679)      9,523
Cash and cash equivalents at
 beginning of period........    1,071    1,213   10,294     10,294       2,635
                              -------  -------  -------    -------     -------
Cash and cash equivalents at
 end of period..............  $ 1,213  $10,294  $ 2,635    $   615     $12,158
                              =======  =======  =======    =======     =======
Supplemental disclosure of
 cash flow information
 Cash paid (received) during
  the period for
 Income taxes paid (net of
  cash refunds received)....  $   167  $   (62) $   --     $   --      $   (55)
 Interest paid..............      423      615      240        368         291
 Non-cash investing and
  financing activities:
 Equipment acquired under
  capital lease agreements..      130    1,781      689        689         438
 Conversion of notes and
  accrued interest to
  preferred stock...........      --     3,043      --         --          --
 Issuance of preferred stock
  for subordinated
  promissory note...........      --       --       --         --        2,000
 Note received for issuance
  of common stock...........      --       --       --         --          281

   The accompanying notes are an integral part of these financial statements.

                       TELAXIS COMMUNICATIONS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

   We develop and supply broadband point-to-multipoint wireless access equipment used by network service providers to deliver integrated voice, video and data services to business and residential customers. We sell our products primarily to network system integrators that include our products in broadband wireless systems sold to network service providers.

   We commenced operations in 1982 and have derived the significant majority of our sales from our millimeter-wave products business segment. In August 1999, we adopted a plan to focus all of our resources on our broadband point-to-multipoint wireless access business segment and to dispose of the millimeter-wave products segment. As a result, we have presented the operations of the millimeter-wave products segment as a discontinued operation in our financial statements (see Note 2).

   The following is a summary of significant accounting policies:

 Unaudited Interim Financial Data

   The financial information as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 is unaudited. In the opinion of management, the interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for any future period.

 Unaudited Pro Forma Balance Sheet

   The outstanding shares of the Company's preferred stock Series A, B, D and E automatically convert to common stock upon a public offering resulting in gross proceeds of at least $15,000,000 and with an offering price of $9.75, $9.75, $9.75, and $4.50 per share, respectively. These conversions have been reflected in the unaudited pro forma balance sheet as of September 30, 1999.

 Cash and Cash Equivalents

   The Company considers highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

 Revenue Recognition

   Sales under short-term contracts and for stock items are recognized when deliveries are made. Sales under cost-reimbursement contracts are recorded as costs are incurred and include estimated earned fees in the proportion that costs incurred to date bear to total estimated costs.

   Sales under certain fixed-price and fixed-price incentive contracts are recorded utilizing the percentage of completion method, in which costs and estimated gross margin are recorded as the work is performed. Income is accrued based upon the percentage that costs incurred to date bear to estimated total costs after giving effect to the most recent estimates of costs and funding at completion.

   Fees under certain contracts may be increased or decreased under cost or performance incentive provisions which measure actual performance against established targets or specific criteria. Incentive fee awards or penalties are included in sales or cost of sales at the time the amounts can be reasonably determined.

                       TELAXIS COMMUNICATIONS CORPORATION

   As some contracts extend over one or more years, revisions in cost and profit estimates during the course of the work are reflected in the accounting period in which the facts which require the revision become known. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss on the contract is accrued.

 Concentrations of Credit Risk

   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and trade accounts receivable. The Company places its cash investments with high-quality financial institutions. The Company extends credit to its customers based on an evaluation of the customer's financial condition and history and generally does not require collateral. The Company has historically incurred minimal credit losses. Approximately 24% and 27% of accounts receivable at December 31, 1997 and 1998 are due from customers who each comprise more than 10% of the total outstanding accounts receivable. At September 30, 1999, approximately 98% of accounts receivable was due from one customer.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Comprehensive Income

   Effective January 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. For the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1998 and 1999, comprehensive loss equaled net loss.

 Research and Development

   The Company incurs research and development costs in the exploration of commercially viable applications of its millimeter-wave and microwave technology.

   The Company also incurs research and development costs under customer-funded contracts. Costs of approximately $1,640,000 and $1,727,000 are recorded net of the associated customer funding of $67,000 and $986,000 in the years ended December 31, 1997 and 1998, respectively. Costs of approximately $978,000 (unaudited) and $664,000 (unaudited) are shown net of the associated customer funding of $508,000 (unaudited) and $746,000 (unaudited) for the nine months ended September 30, 1998 and 1999 respectively. There were no customer-funded contracts in the year ended December 31, 1996. Significant terms of customer-funded research and development arrangements include granting the customer a non-exclusive, royalty-free right and license to use and distribute the product and its related sales and technical literature that is developed by the Company under the agreement. The Company is not obligated to repay any of the funds received under these contracts.

 Inventories

   Inventories are stated at the lower of cost (average cost method) or market. During 1998, the Company recorded a related reserve of approximately $1,068,000 to adjust inventory to its net realizable value.

                       TELAXIS COMMUNICATIONS CORPORATION

 Property, Plant and Equipment

   Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets as follows:

   Asset                                                               Life
   -----                                                           -------------
   Machinery and equipment........................................  5 to 7 years
   Furniture and fixtures......................................... 7 to 10 years
   Leasehold improvements......................................... 5 to 10 years
   Equipment under capital leases.................................  5 to 7 years

   Leasehold improvements and equipment under capital leases are amortized over the lesser of the life of the lease or the useful lives of the improvements or equipment.

   When assets are sold or retired, the related cost and accumulated depreciation are removed from their respective accounts and any resulting gain or loss is included in income.

 Patents and Intangible Assets

   Patents and intangible assets are recorded at cost and are amortized using the straight-line method over 10 years.

   Under FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, the Company reviews long-lived assets and certain identifiable intangibles for impairment at each reporting date based on the expected future cash flows of the assets compared to the carrying value of the asset. To the extent that such carrying value exceeds expected future cash flows, a writedown in intangibles is recorded. The Company recorded charges of $125,000 and $76,664 for the years ended December 31, 1997 and 1998, respectively, as a result of a specific review of our patents. These patents related to previously divested businesses and the Company determined that there were no future expected royalties or other income streams related to these patents. For these patents, the remaining net book value was written off. As of December 31, 1998, there was no remaining book value for these patents.

 Income Taxes

   Deferred tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

   In the accompanying statement of operations, the Company has recorded an income tax expense attributable to discontinued operations based upon its pretax income. Since the Company's continuing losses exceed its income from discontinued operations, an income tax benefit has been recorded against continuing operations only to the extent of the income tax expense attributable to discontinued operations in accordance with SFAS No. 109, Accounting for Income Taxes. Tax expense also includes the impact of any changes in deferred tax assets and liabilities.

                       TELAXIS COMMUNICATIONS CORPORATION

 Earnings Per Share

   Earnings per share has been computed by dividing the loss from continuing operations, income (loss) from discontinued operations and net loss by the weighted average common shares outstanding. No effect has been given to the exercise of common stock options, stock warrants, convertible notes, and redeemable preferred stock, since the effect would be antidilutive on continuing operations for all reporting periods. Pro forma basic and diluted loss per share have been computed assuming the conversion of all outstanding shares of redeemable preferred stock into common shares, as if the shares had converted immediately upon their issuance. The following table presents the calculation of historical and pro forma per share amounts (in thousands, except per share data):

                                                           Nine months ended
                            Year ended December 31,          September 30,
                            --------------------------  -----------------------
                             1996     1997      1998       1998        1999
                            -------  -------  --------  ----------- -----------
                                                        (unaudited) (unaudited)
Historical:
  Loss from continuing
   operations.............. $(2,239) $(6,712) $(11,253)   $(7,076)    $(5,947)
                            =======  =======  ========    =======     =======
  Weighted average shares
   of common stock
   outstanding.............     540      474       492        492         534
                            =======  =======  ========    =======     =======
  Basic and diluted loss
   per share from
   continuing operations... $ (4.15) $(14.16) $ (22.87)   $(14.38)    $(11.14)
                            =======  =======  ========    =======     =======
  Income (loss) from
   discontinued
   operations.............. $  (530) $ 1,342  $  1,724    $ 1,523     $(1,642)
                            =======  =======  ========    =======     =======
  Weighted average shares
   of common stock
   outstanding.............     540      474       492        492         534
                            =======  =======  ========    =======     =======
  Basic and diluted income
   (loss) per share from
   discontinued
   operations.............. $ (0.98) $  2.83  $   3.50    $  3.10     $ (3.07)
                            =======  =======  ========    =======     =======
  Net loss................. $(2,769) $(5,370) $ (9,529)   $(5,553)    $(7,589)
                            =======  =======  ========    =======     =======
  Weighted average shares
   of common stock
   outstanding.............     540      474       492        492         534
                            =======  =======  ========    =======     =======
  Basic and diluted net
   loss per share.......... $ (5.13) $(11.33) $ (19.37)   $(11.28)    $(14.21)
                            =======  =======  ========    =======     =======
Pro Forma (unaudited):
  Weighted average shares
   of common stock
   outstanding.............                        492                    534
  Pro forma adjustment to
   reflect weighted average
   effect of assumed
   conversion of
   outstanding redeemable
   preferred stock into
   common stock............                      5,827                  7,299
                                              --------                -------
  Weighted average shares
   used to compute pro
   forma basic and diluted
   loss per share..........                      6,319                  7,833
                                              ========                =======
  Pro forma basic and
   diluted loss per share
   from continuing
   operations..............                   $  (1.78)               $ (0.76)
                                              ========                =======

                      TELAXIS COMMUNICATIONS CORPORATION

 Derivative Instruments

   In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. The statement requires recognition of all derivatives at fair value in the financial statements. FASB Statement No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133, defers implementation of Statement No. 133 until fiscal years beginning after June 15, 2000. The Company has reviewed Statement No. 133 and believes that, upon implementation, the standard will not have a significant effect on its financial statements.

 Reclassification

   Certain 1996, 1997 and 1998 amounts have been reclassified to conform to the current year's presentation.

2. Discontinued Operations

   In August 1999, the Board of Directors voted and authorized management to dispose of the Company's millimeter-wave products (MMWP) business segment. This segment consists of the development and manufacture of millimeter-wave components and assemblies, including antennas and quasi-optical products, multiplexer products, and passive waveguide products.

   Accordingly, the Company has restated its historical financial statements to present the MMWP segment's operating results as a discontinued operation. The results of the MMWP operations, including provisions for termination costs, employee benefits, losses during the phase-out period of $300,000 and an estimated loss on disposal of $1,600,000 resulting from the write-down of inventory and equipment, have been segregated from continuing operations and reported as a separate line item in the statement of operations and comprehensive loss. The Company anticipates selling the MMWP business segment during the first quarter of 2000.

   The assets and liabilities of the MMWP segment at September 30, 1999, consisting primarily of accounts receivable, inventories, equipment, accounts payable and accrued expenses, have been segregated as net assets to be disposed of in the amount of $1,811,000 (unaudited) in the accompanying balance sheet.

   Sales for the MMWP segment were $13,467,000, $14,686,000, $12,211,000,
$9,554,000 (unaudited) and $6,517,000 (unaudited) for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1998 and 1999, respectively.

3. Contracts in Process

   Contracts in process consist of the following (in thousands):

                                              December 31,
                                            ------------------  September 30,
                                              1997      1998        1999
                                            --------  --------  -------------
                                                                 (unaudited)
   Costs and estimated profit or loss on
    uncompleted contracts.................. $ 10,618  $ 13,488      $--
   Less billings to date...................  (10,533)  (13,349)      --
                                            --------  --------      ----
                                            $     85  $    139      $--
                                            ========  ========      ====

   Unbilled amounts are recorded on a percentage of completion method and are recoverable upon shipment of the product, presentation of billings, or completion of the contract.

                       TELAXIS COMMUNICATIONS CORPORATION

4. Inventories

   Inventories consist of the following (in thousands):

                                                     December 31,
                                                     ------------- September 30,
                                                      1997   1998      1999
                                                     ------ ------ -------------
                                                                    (unaudited)
   Work in process.................................. $  997 $  918    $2,332
   Parts and subassemblies..........................  2,165  2,175     2,390
                                                     ------ ------    ------
                                                     $3,162 $3,093    $4,722
                                                     ====== ======    ======

5. Property, Plant and Equipment

   Property, plant and equipment consist of the following (in thousands):

                                                December 31,
                                              -----------------  September 30,
                                               1997      1998        1999
                                              -------  --------  -------------
                                                                  (unaudited)
   Machinery and equipment................... $ 7,841  $ 10,962     $ 9,139
   Furniture and fixtures....................     622       740         675
   Leasehold improvements....................   1,508     1,980       1,778
   Equipment under capital leases............   2,785     3,469       3,055
                                              -------  --------     -------
                                               12,756    17,151      14,647
   Less accumulated depreciation and
    amortization.............................  (9,326)  (11,229)     (9,201)
                                              -------  --------     -------
                                              $ 3,430  $  5,922     $ 5,446
                                              =======  ========     =======

   The net book value of all equipment under capital leases was approximately $1,581, $1,487 and $1,134 (unaudited) at December 31, 1997 and 1998, and
September 30, 1999, respectively.

   Depreciation expense for the years ended December 31, 1996, 1997 and 1998 was $1,101, $1,393 and $1,903, respectively. Depreciation expense for the nine months ended September 30, 1998 and 1999 was $1,349 (unaudited) and $1,790 (unaudited), respectively.

6. Accrued Expenses

   Accrued expenses consist of the following (in thousands):

                                                  December 31,
                                                  ------------- September 30,
                                                   1997   1998      1999
                                                  ------ ------ -------------
                                                                 (unaudited)
   Accrued payroll, commissions and related
    expenses..................................... $  909 $1,002    $  736
   Accrued warranty expense......................    342    492       580
   Accrued contract costs........................    647    334       244
   Other accrued expenses........................     70    232       160
   Accrued loss on disposition of MMWP segment...    --     --        300
                                                  ------ ------    ------
                                                  $1,968 $2,060    $2,020
                                                  ====== ======    ======

7. Lines of Credit

   Lines of credit at December 31, 1997 consisted of a collateralized line of credit of $1,500,000. Collateral for the line of credit consisted of all assets of the Company. The maximum amount that could be borrowed

                       TELAXIS COMMUNICATIONS CORPORATION
under this agreement was limited to 80% of bank-approved domestic accounts receivable plus 75% of bank-approved international accounts receivable. Interest accrued at the rate of prime plus 1%. (Prime was 8.5% at December 31, 1997.) The line of credit expired on October 31, 1998 and was not renewed by the Company.

   In August 1999, the Company entered into a revolving line of credit agreement with a bank. The agreement provides for an initial borrowing of up to $1,000,000, which is increased by $500,000 upon the Company's raising an additional $3,000,000 in stockholders' equity and increased by $500,000 upon receipt of a machinery and equipment appraisal, for a total amount available of $2,000,000. Interest is payable on the outstanding balance of the line at prime plus 1%. Prime was 8.25% at September 30, 1999. The line is collateralized by all assets of the Company and expires on August 19, 2000. The agreement requires the Company to comply with certain covenants, including net income and tangible net worth. At September 30, 1999, $500,000 (unaudited) was outstanding under this line of credit.

   In connection with the revolving line of credit agreement, the bank received a warrant to purchase 44,445 shares of the Company's Series E preferred stock at $2.25 per share (see Note 20). The warrants were recorded at their fair market value of $71,699 resulting in debt issuance costs of $71,699. These costs will be amortized over the one year term of the line of credit. The warrant expires in August 2006.

8. Notes Payable

   In April 1999, the Company received $1,000,000 (unaudited) in proceeds from subordinated promissory notes to certain preferred shareholders, common stockholders, officers and directors as bridge financing. The notes bear interest at 9.75% and are payable at the earlier of December 31, 1999 or the sale of equity securities of the Company of at least $5,000,000. The note holders received warrants for the purchase of 200,000 shares (unaudited) of the Company's common stock at an exercise price of $.50 per share (see Note 20). The warrants were recorded at their fair value of $72,012 resulting in a discount to the notes of $72,012. This discount was fully amortized as interest expense when the notes were refinanced in September 1999. The warrants expire in July 2007.

   In July 1999, the Company received an additional $1,000,000 (unaudited) in proceeds from subordinated promissory notes issued to certain preferred stockholders, common stockholders, officers and directors as bridge financing. The notes bear interest at 9.75% and are to be paid in full on the earlier of December 31, 1999 or the sale of the Company's equity securities having an aggregate sales price of at least $5,000,000. The note holders received warrants for the purchase of 200,000 shares (unaudited) of the Company's common stock at $.50 per share (see Note 20). The warrants were recorded at their fair value of $178,712 resulting in a discount to the notes of $178,712. This discount was fully amortized as interest expense when the notes were refinanced in September 1999. The warrants expire in July 2007.

   The subordinated promissory notes required repayment on the earlier of December 31, 1999 or at the time of sale of at least $5,000,000 of equity securities. In September 1999, at the noteholder's election, $2,000,000 (unaudited) of such notes were repaid through the issuance of $2,000,000 of Class E preferred stock (unaudited) (888,889 shares with a value of $2.25 per share (unaudited)).

                       TELAXIS COMMUNICATIONS CORPORATION

9. Long-Term Debt

   Long-term debt consists of the following (in thousands):

                                                    December
                                                       31,
                                                   ------------  September 30,
                                                    1997   1998      1999
                                                   ------  ----  -------------
                                                                  (unaudited)
   Uncollateralized subordinated note, due
    December 2000, quarterly principal payments
    of $87,500 with interest at 10% (see Note
    13)..........................................  $1,138  $700     $  612
   Uncollateralized subordinated note, due June
    2003, monthly principal payments of $8,333
    with interest at 10% (see Note 13)...........      99    29        375
   Collateralized equipment notes, due April
    2003, monthly principal and interest payments
    of $24,695, with interest at 7.8%............     --    --         941
                                                   ------  ----     ------
                                                    1,237   729      1,928
   Less unamortized debt discount................     --    --         (76)
   Less current portion..........................    (508) (379)      (786)
                                                   ------  ----     ------
                                                   $  729  $350     $1,066
                                                   ======  ====     ======

   The maturities of long-term debt outstanding are as follows (in thousands):

                                                      December 31, September 30,
                                                          1998         1999
                                                      ------------ -------------
                                                                    (unaudited)
   1999..............................................     $379        $  786
   2000..............................................      350           502
   2001..............................................      --            364
   2002..............................................      --            276
                                                          ----        ------
                                                          $729        $1,928
                                                          ====        ======

   During 1997, the Company issued subordinated convertible notes totaling $1,000,000. In conjunction with these notes, the Company issued a total of 600,000 common stock warrants (see Note 20). In 1997, the $1,000,000 subordinated convertible notes and $2,000,000 subordinated convertible notes issued previously, together with accrued interest of $43,000, were converted into 1,690,656 shares of Class D redeemable preferred stock (see Notes 13 and 14).

   The subordinated note due June 2003 and the line of credit (Note 7) contain debt covenant requirements related to financial ratios, including a quick ratio, debt-to-equity ratio and debt service coverage. The Company was in default of certain of these covenants as of and for the years ended December 31, 1997 and 1998. The lenders of the line of credit have waived the defaults as of and for the year ended December 31, 1997. The line of credit expired and was not renewed in 1998. The lenders of the subordinated note have waived the default as of and for the year ended December 31, 1998 and through the year ending December 31, 1999.

   In May 1999, the Company entered into a senior loan and security agreement which provides for the issuance of up to $2,000,000 in promissory notes. As of September 30, 1999, $941,000 (unaudited) in promissory notes were outstanding against this agreement. The notes are collateralized by machinery, equipment, intangible and other assets of the Company. The notes require an additional interest compensation payment at the end of the term of the notes. The payment, at the option of the Company, is either 12.5% of the original principal of the note, or six months of payments in the amount of 2.43% of the original principal of the note. In conjunction with these notes, the Company issued 44,445 (unaudited) Class E preferred stock warrants which expire in May 2006 (see Notes 14 and 20). The warrants were recorded at their fair value of $68,787 resulting in a discount to the notes of $68,787. This discount will be amortized over the term of the notes of four years.

                       TELAXIS COMMUNICATIONS CORPORATION

   In June 1999, the Company paid the balance of its uncollateralized subordinated note due June 1999 and issued a new uncollateralized subordinated note due June 2003 to the same lender totaling $400,000 (unaudited). The previous note due June 1999 required monthly payments of $5,833 with interest at 10%. In conjunction with the new note due June 2003, the Company issued 40,000 (unaudited) common stock warrants that expire July 2007 (see Notes 14 and 20). The warrants were recorded at their fair value of $14,977 resulting in a discount to the note of $14,977. This discount will be amortized over the term of the note of four years. The Company also extended the duration of the lender's outstanding Class A preferred stock warrants to June 2003.

10. Leases

   The Company leases its operating facility and certain equipment under operating and capital leases which extend through 2003. Certain leases include renewal options.

   Future minimum annual lease payments under these lease agreements at December 31, 1998 are as follows (in thousands):

                                                              Operating Capital
   Year ending                                                 Leases   Leases
   -----------                                                --------- -------
   1999......................................................  $  659   $  864
   2000......................................................     242      585
   2001......................................................     149      340
   2002......................................................      91      123
   2003......................................................      60      --
                                                               ------   ------
   Future minimum lease payments.............................  $1,201    1,912
                                                               ======
   Less amount representing interest.........................             (402)
                                                                        ------
   Present value of net minimum lease payments...............            1,510
   Less current portion......................................             (813)
                                                                        ------
   Long-term portion.........................................           $  697
                                                                        ======

   The Company has a ten-year operating lease for its primary operating facility. The building lease requires the Company to pay utilities, insurance, maintenance costs and real estate taxes. The building is leased from a preferred stockholder.

   In addition, the Company leases equipment under various leases for periods ranging from one to five years. Some of these leases contain options to purchase the equipment at the termination of the lease at a price equal to fair market value.

   Total rental expense charged to operations under operating leases was approximately $439,000, $521,000, $624,000, $361,000 (unaudited) and $405,000
(unaudited) for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1998 and 1999, respectively.

11. Incentive Compensation Plan

   The Company maintains an incentive compensation plan. All payouts are at the Board of Directors' discretion. No compensation expense was recognized under this plan for the years ended December 31, 1996, 1997 and 1998 or for the nine months ended September 30, 1998 and 1999.

                       TELAXIS COMMUNICATIONS CORPORATION

12. Income Taxes

   The provision for income taxes consists of the following (in thousands):

                                  December 31,
                               -------------------
                               1996 1997    1998
                               ---- -----  -------
   Continuing operations:
   Current tax expense
    (benefit):
     Federal.................  $--  $   3  $   --
     State...................   --    (16)     --
                               ---- -----  -------
                                --    (13)     --
                               ---- -----  -------
   Deferred tax expense
    (benefit):
     Federal.................   --   (529)    (981)
     State...................   --    (98)    (181)
                               ---- -----  -------
                                --   (627)  (1,162)
                               ---- -----  -------
   Income tax benefit related
    to continuing
    operations...............   --   (640)  (1,162)
                               ---- -----  -------
   Discontinued operations:
   Current tax expense:
     Federal.................  $--  $ 763  $   981
     State...................     6   141      181
                               ---- -----  -------
                                  6   904    1,162
                               ---- -----  -------
   Deferred tax expense:
     Federal.................   304   --       --
     State...................    18   --       --
                               ---- -----  -------
                                322   --       --
                               ---- -----  -------
   Income tax expense related
    to discontinued
    operations...............   328   904    1,162
                               ---- -----  -------
     Total income tax
      expense................  $328 $ 264  $   --
                               ==== =====  =======


   The provision for income taxes differs from the amount computed utilizing the federal statutory rate of 34% as follows:

                                Year ended
                               December 31,
                             ---------------------
                             1996    1997    1998
                             -----   -----   -----
   Federal statutory rate..  (34.0)% (34.0)% (34.0)%
   State taxes, net of
    federal effect.........   (6.2)   (4.3)   (7.6)
   Other...................   (0.6)    7.6    (2.2)
   Change in valuation
    allowance..............   54.3    35.9    43.8
                             -----   -----   -----
                              13.5%    5.2%    0.0%
                             =====   =====   =====

                       TELAXIS COMMUNICATIONS CORPORATION

   The tax effects of temporary differences that give rise to deferred tax assets (liabilities) at December 31, 1997 and 1998 are as follows (in thousands):

                                                1997               1998
                                         ------------------ -------------------
                                         Current Noncurrent Current  Noncurrent
                                         ------- ---------- -------  ----------
   Inventory reserves...................  $ 263   $   --    $ 1,134   $   --
   Vacation liability...................    130       --        173       --
   Warranty.............................     75       --        198       --
   Allowance for reserve accounts.......     84       --        148       --
   Accrued contract costs...............    157       --        121       --
   Other................................    117       (38)      253       (85)
   Investment...........................    --        --        --       (173)
   Depreciation.........................    --        110       --        138
   Tax credit carryovers................    --        226       --        383
   Net operating loss carryforwards.....    --      4,223       --      7,231
                                          -----   -------   -------   -------
   Gross deferred tax benefit...........    826     4,521     2,027     7,494
   Valuation allowance..................   (826)   (4,521)   (2,027)   (7,494)
                                          -----   -------   -------   -------
                                          $ --    $   --    $   --    $   --
                                          =====   =======   =======   =======

   At December 31, 1998, the Company has approximately $18,996 ($11,563 in
1997) of net operating loss carryforwards and $288 ($200 in 1997) of investment and research and development tax credit carryforwards available for federal income tax purposes. There are approximately $14,584 of net operating losses ($6,999 in 1997) and approximately $96 in investment and research and development tax credit carryforwards available in 1998 ($12 in 1997) for state tax purposes.

   Expiration of these carryforwards commenced in 1998 and will continue through 2013. It is possible that the net operating loss carryforward amounts that may be used in a single year may be limited.

13. Preferred Stock

   The Company has issued and outstanding Class A, B, D and E preferred stock (see Note 20). Each of the classes has redemption rights, a liquidation preference, conversion rights, and dividend rights:

  . Each Class A, B, D and E share may be converted at the option of the holder into a share of common stock at a price of $3.25, $3.25, $1.80 and $2.25, respectively. Conversion would occur automatically upon a public offering resulting in gross proceeds of at least $15,000,000 and with an offering price of at least $9.75, $9.75, $9.75 and $4.50 per share for the Class A, B, D, and E shares, respectively. Each Class D and E share would automatically be converted into common stock upon the conversion of 90% or more of the authorized stock of the class.

  . The Class A, B, D and E shares have a liquidation preference in the amount of $3.25, $3.25, $1.80 and $2.25, respectively, plus all declared and unpaid dividends.

  . The holders of Class A, B, D and E shares are entitled to receive, when and as declared by the Board of Directors, non-cumulative annual cash dividends of $.26, $.26, $.144 and $.18 per share, respectively. No dividends have been declared by the Board of Directors.

  . Certain of the classes of preferred stock have liquidation rights, voting rights and cash dividend rights in preference to the other preferred stock.

   During 1997, the stockholders authorized 400,000 shares of preferred stock to be known as Class C preferred stock. The Class C shares are entitled to one vote per share at any stockholders' meeting. During

                       TELAXIS COMMUNICATIONS CORPORATION

1998, the stockholders reduced the authorized shares of Class C to zero and at December 31, 1998, there were no Class C preferred shares outstanding.

   During 1997, the Company issued 7,200,000 shares of Class D preferred stock at $1.80 per share for an aggregate of $12,960,000 (see Note 20). As part of the Class D preferred stock issue, the holders of the Company's subordinated convertible notes agreed to convert the principal amount of $3,000,000 and accrued interest of $43,000 into 1,690,656 shares of Class D preferred stock (see Notes 9 and 20). The balance of the proceeds, equal to $9,917,000, was received in cash.

   During 1998, the Company issued 3,274,841 shares of Class E preferred stock at $2.25 per share for an aggregate of $7,368,000 (see Note 20). In September 1999, the Company issued 6,666,667 (unaudited) shares with a value of $15,000,000 (unaudited). Cash proceeds were $13,000,000 (unaudited) and $2,000,000 of subordinated promissory notes were retired through the issuance of $2,000,000 (888,889 shares at a value of $2.25 per share) of Class E preferred stock.

   The Company shall offer to redeem the Class A and Class B preferred shares at the rate of 20% per year at $3.25 per share, plus an amount equal to all declared and unpaid dividends. All Class A and Class B redemptions can be waived at the option of two-thirds of the respective Class A or Class B preferred stockholders. As part of the agreement in 1998 to issue Class E preferred stock, the Class A and Class B preferred stockholders elected to postpone their redemption rights until 2003.

   On October 21, 2003 and on the first and second anniversaries thereof, the Company shall offer to redeem from each Class D and Class E preferred holder, a maximum of one-third, two-thirds and one hundred percent, respectively, of the total number of shares held by each stockholder at a price equal to the greater of $1.80 and $2.25, respectively, plus all declared and unpaid dividends, or the fair market value as determined by the Board of Directors (see Note 20). The Class D preferred stockholders agreed to postpone their redemption from 2002 to 2003, as part of the 1998 Class E preferred stock issuance.

   The Company has recorded all of its Class A, B, D, and E redeemable preferred stock at the maximum redemption amount as of each balance sheet date presented.

   The aggregate amounts of potential required future redemptions as of December 31, 1998 are as follows (in thousands):

                          Class A       Class B       Class D        Class E
                       ------------- ------------- -------------- -------------
                       Shares Amount Shares Amount Shares Amount  Shares Amount
                       ------ ------ ------ ------ ------ ------- ------ ------
   1999...............   --   $  --   --    $  --    --   $   --    --   $  --
   2000...............   --      --   --       --    --       --    --      --
   2001...............   --      --   --       --    --       --    --      --
   2002...............   --      --   --       --    --       --    --      --
   2003...............   609   1,980  158      513 2,400    4,320 1,092   2,456
   Thereafter......... 2,437   7,919  632    2,053 4,800    8,640 2,183   4,912
                       -----  ------  ---   ------ -----  ------- -----  ------
                       3,046  $9,899  790   $2,566 7,200  $12,960 3,275  $7,368
                       =====  ======  ===   ====== =====  ======= =====  ======

                       TELAXIS COMMUNICATIONS CORPORATION

14. Stock Warrants

   The Company has issued stock warrants for its preferred and common stock as follows:

                                   Class A           Class E
                               Preferred Stock   Preferred Stock    Common Stock
                             ------------------- --------------- --------------------
                                                        Exercise
                                       Exercise  Number  Price              Exercise
                             Number of Price Per   of     Per    Number of  Price Per
                              Shares     Share   Shares  Share    Shares      Share
                             --------- --------- ------ -------- ---------  ---------
   Exercisable at December
    31, 1995...............   28,000     $3.25      --     --      125,000    $0.50
   Granted.................      --        --       --     --    1,200,000     0.50
                              ------     -----   ------  -----   ---------    -----
   Exercisable at December
    31, 1996...............   28,000      3.25      --     --    1,325,000     0.50
   Granted.................      --        --       --     --      600,000     0.50
                              ------     -----   ------  -----   ---------    -----
   Exercisable at December
    31, 1997...............   28,000      3.25      --     --    1,925,000     0.50
   Granted.................      --        --       --     --          --       --
                              ------     -----   ------  -----   ---------    -----
   Exercisable at December
    31, 1998...............   28,000      3.25      --     --    1,925,000     0.50
   Granted.................      --        --    88,890  $2.25     440,000     0.50
   Exercised ..............      --        --       --     --      (22,500)    0.50
                              ------     -----   ------  -----   ---------    -----
   Exercisable at September
    30, 1999 (unaudited)
    (See Note 20)..........   28,000     $3.25   88,890  $2.25   2,342,500    $0.50
                              ======     =====   ======  =====   =========    =====

   The Company issued 1,200,000, 600,000, and 40,000 (unaudited) common stock warrants during 1996, 1997 and the nine months ended September 30, 1999 in conjunction with subordinated convertible debt of $2,000,000 and $1,000,000 and a subordinated note of $400,000, respectively (see Notes 9 and 20). In addition, 400,000 common stock warrants were issued during the nine months ended September 30, 1999 in conjunction with the bridge financing (see Notes 7 and 20).

   The outstanding common stock warrants have an exercise price of $.50 and expire as follows (see Note 20):

                                                                    Expiration
   Number of Warrants                                                  Date
   ------------------                                             --------------
   102,500....................................................... December 2000
   1,200,000..................................................... September 2006
   840,000.......................................................   July 2007

   The outstanding Class A preferred stock warrants have an exercise price of $3.25 and expire in June 2003 (see Notes 8 and 20). The outstanding Class E preferred stock warrants have an exercise price of $2.25 and expire in May 2006 (see Notes 9 and 20).

15. Stock Options and Common Stock Issued

   The Company has stock option plans that provide for the granting of options to employees, directors and consultants (see Note 20). The plans permit the granting of options to purchase a maximum of 2,327,534 shares of common stock at prices and require that the options be exercisable at the prices and at the times as determined by the Board of Directors, not to exceed ten years from date of issuance.

   As of December 31, 1998, 2,405,955 options are available for issuance under these plans. However, the Class D preferred stockholders' agreement limits the number of additional options that may be issued without the approval of the Class D stockholders. As of December 31, 1998, under this agreement, approximately 881,000 of the total 2,405,955 options available may be granted by the Board of Directors without approval by the Class D stockholders. The stock options for employees generally have a vesting requirement of four years whereby 20% of the options granted vest at the time of issuance and the remainder vest at a rate of 20% per year on the anniversary date of the issuance.

                       TELAXIS COMMUNICATIONS CORPORATION

   The aggregate stock option transactions for these plans are as follows:

                                                   Number of  Weighted average
                                                    Shares     exercise price
                                                   ---------  ----------------
   Balance, December 31, 1995.....................   983,300       $0.50
     Granted......................................   375,000        0.50
     Exercised....................................   (11,500)       0.50
     Canceled or expired..........................  (366,900)       0.50
                                                   ---------       -----
   Balance, December 31, 1996.....................   979,900        0.50
     Granted......................................   410,000        0.50
     Exercised....................................   (85,700)       0.50
                                                   ---------       -----
   Balance, December 31, 1997 (745,700
    exercisable).................................. 1,304,200        0.50
     Granted...................................... 1,880,773        0.50
     Exercised....................................    (4,526)       0.50
     Canceled or expired..........................  (705,728)       0.50
                                                   ---------       -----
   Balance, December 31, 1998 (1,355,006
    exercisable).................................. 2,474,719        0.50
     Granted...................................... 1,177,973        1.41
     Exercised....................................  (330,552)       0.53
     Canceled or expired..........................  (153,286)       0.50
                                                   ---------       -----
   Balance, September 30, 1999 (1,252,473
    exercisable)(unaudited) (See Note 20)......... 3,168,854       $0.84
                                                   =========       =====

   The weighted average contractual life of options outstanding at December 31, 1998 is 6.8 years.

   Additionally, the Company has options outstanding at December 31, 1998 to purchase 2,000 shares of the Company's common stock for $1.00 per share and 270,000 shares of the Company's common stock for $.50 per share (see Note 20). The option to purchase 2,000 shares was granted to a consultant under a restricted stock purchase agreement. The option to purchase 270,000 shares was granted in 1996 under the terms of a sales agreement (see Note 19).

   During the nine months ended September 30, 1999, the Company issued 225,000 (unaudited) shares of restricted common stock at $1.25 per share to an officer in exchange for a note receivable (see Note 20). The note bears interest at 6.25% and matures in September 2009. In the event the individual is no longer employed by the Company, the Company retains the right to repurchase the shares. This repurchase right expires at a rate of 20% upon sale and 20% per year each anniversary date of the issuance. The Company recognized $225,000 in unearned compensation for the difference between the fair value of the stock and the purchase price in this transaction. For the nine months ended September 30, 1999, the Company recognized $46,875 (unaudited) in compensation expense.

   The Company granted options to non-employees during the nine months ended September 30, 1999 and accordingly recognized $225,000 (unaudited) in non-cash compensation expense.

                       TELAXIS COMMUNICATIONS CORPORATION

   The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock-based compensation plans. Had compensation cost for the Company's stock option plans been determined under SFAS No. 123, Accounting for Stock-Based Compensation, the Company's pro forma net loss and net loss per share would have been as follows:

                                                      Year ended December 31,
                                                      -------------------------
                                                       1996     1997     1998
                                                      -------  -------  -------
                                                       (in thousands, except
                                                          per share data)
   Net loss:
     As reported..................................... $(2,769) $(5,370) $(9,529)
     Pro forma.......................................  (2,795)  (5,412)  (9,662)
   Net loss per share:
     As reported.....................................   (5.13)  (11.33)  (19.37)
     Pro forma.......................................   (5.18)  (11.42)  (19.64)

   The above pro forma effects may not be representative of the effects for future years, as option grants typically vest over several years and additional options are generally granted each year.

   The fair value of each option grant has been estimated on the date of grant using the minimum value pricing model with the following weighted average assumptions:

                                                       1996     1997     1998
                                                      -------  -------  -------
   Risk-free interest rate...........................    6.84%    6.47%    5.58%
   Expected life..................................... 8 years  8 years  8 years
   Volatility........................................       0%       0%       0%
   Dividend yield....................................     --       --       --

   The weighted average fair value of those options granted in 1996, 1997 and 1998 was $0.21, $0.20 and $0.18, respectively.

16. Common and Preferred Stock Reserved (see Note 20)

   During 1998, the stockholders authorized an additional 5,000,000 shares of common stock.

   As a result of the outstanding preferred stock, outstanding stock warrants, stock option plans and restricted stock purchase agreement, the Company has reserved 18,700,073 shares of common stock at December 31, 1997 and 22,263,841 shares at December 31, 1998, and 28,000 shares of Class A preferred stock at December 31, 1997 and 1998.

   During the nine months ended September 30, 1999, the stockholders voted to authorize 4,500,000 (unaudited) shares of preferred stock $.01 par value, to increase the authorized shares of the Series E preferred stock to 11,000,000 (unaudited) and to increase the authorized shares of common stock to 36,000,000 (unaudited).

17. Segment Information

   During 1998, the Company adopted the provisions of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information. FASB Statement No. 131 establishes standards for disclosures about operating segments, products and services, geographic areas and major customers.

                       TELAXIS COMMUNICATIONS CORPORATION

   Prior to the Company's decision to discontinue its millimeter-wave products
(MMWP) business segment (see Note 2), the Company developed and manufactured products in two business segments, the MMWP and broadband wireless access (BWA) segments. As a result of this decision, the Company now operates in only the BWA segment. Products of the BWA segment include hub and customer premises equipment.

   The BWA segment's sales by country are (in thousands):

                                          Year ended        Nine months ended
                                         December 31,         September 30,
                                      ------------------ -----------------------
                                      1996  1997   1998     1998        1999
                                      ---- ------ ------ ----------- -----------
                                                         (unaudited) (unaudited)
   United States..................... $173 $  225 $1,153   $  431      $  862
   Canada............................    1    --     713      566       4,579
   Other countries...................   27  1,508    520      450          63
                                      ---- ------ ------   ------      ------
                                      $201 $1,733 $2,386   $1,447      $5,504
                                      ==== ====== ======   ======      ======

   The Company's research and production facilities and accompanying long-lived assets are located in the United States.

   Sales to individual customers in excess of 10% of total BWA segment revenues are presented in the following table (in thousands):

                                       Year ended        Nine months ended
                                      December 31,         September 30,
                                   ------------------ -----------------------
                                   1996  1997   1998     1998        1999
                                   ---- ------ ------ ----------- -----------
                                                      (unaudited) (unaudited)
   Individual customers in excess
    of 10% of revenues:
    Customer A.................... $ 20 $  --  $  --    $  --       $  --
    Customer B....................   95    --     --       --          --
    Customer C....................   59    --     --       --          --
    Customer D....................   27    674    --       --          --
    Customer E....................  --     584    --       --          --
    Customer F....................  --     --     296      296         --
    Customer G....................  --     --     614      --          612
    Customer H....................  --     --     713      566       4,579
    Customer I ...................  --     --     --       316         --
                                   ---- ------ ------   ------      ------
                                    201  1,258  1,623    1,178       5,191
   Other customers................  --     475    763      269         313
                                   ---- ------ ------   ------      ------
   Total sales.................... $201 $1,733 $2,386   $1,447      $5,504
                                   ==== ====== ======   ======      ======

18. Employee Savings and Profit-Sharing Plan

   The Company sponsors an employee savings and profit-sharing plan for all employees. Full-time employees become eligible for participation after one-half year of service. The Company provides a 50% matching of employee contributions, up to a maximum of $2,000 ($1,750 in 1997). An additional contribution is determined at the discretion of the Board of Directors.

   The Company's contributions to this plan amounted to approximately $132,000, $147,000 and $191,000 for the years ended December 31, 1996, 1997 and 1998 and $158,000 (unaudited) and $199,000 (unaudited) for the nine months ended September 30, 1998 and 1999, respectively.

                       TELAXIS COMMUNICATIONS CORPORATION

19. Related-Party Transactions

   The Company had sales to a preferred stockholder of approximately $728,000, $1,028,000 and $953,000 during 1996, 1997 and 1998, and $752,000 (unaudited)
and $1,084,000 (unaudited) for the nine months ended September 30, 1998 and 1999, respectively. Included in accounts receivable at December 31, 1997 and 1998 are approximately $378,000 and $160,000 due from these sales. These transactions comprise subcontracts associated with the preferred stockholder's contracts with the U.S. Government, and are contracted under federal contracting guidelines. The sales and related accounts receivable from this customer are included in discontinued operations.

   The Company holds a promissory note receivable of $250,000 as the result of a 1996 license and sales agreement with a limited liability company established and partly owned by a former stockholder/employee. The Company also owns a 19.9% interest in the company. At December 31, 1997 and 1998, the Company has reserved for the entire amount due on the note receivable of approximately $213,000 and $200,000, respectively, and has no value assigned to its 19.9% interest in the limited liability company. The Company has obtained a judgment against the limited liability company in the amount of approximately $378,000. In October 1999, the Company renegotiated that transaction with Millimetrix and involved Millivision, L.L.C., a joint venture between Millimetrix and one other entity. The Company released Millimetrix and Dr. Huguenin from substantially all claims, including the $378,000 judgment, and Millimetrix released any claims to the intellectual property relating to the Company's contraband detection systems business. Millivision agreed to pay the Company royalties in the minimum amount of $200,000. Millimetrix, Millivision and Dr. Huguenin also agreed not to compete with the Company with respect to broadband wireless telecommunications equipment.

20. Subsequent Events

   On October 13, 1999, the stockholders voted to change the name of the Company from Millitech Corporation to Telaxis Communications Corporation. In addition, the shareholders voted to increase the authorized shares of common stock to 100,000,000.

   On December 16, 1999, the stockholders voted to effect a one for two reverse stock split effective as of that date. The terms of the then outstanding preferred stock, preferred stock warrants, common stock options and common stock warrants provide for a similar one for two adjustment on their conversion and exercise prices, respectively. The September 30, 1999 balance sheet and the accompanying shares outstanding and per share earnings (loss) amounts for the years ended December 31, 1998, 1997 and 1996 and for the nine months ended September 30, 1999 and 1998 have been adjusted to reflect this reverse stock split.

[Graphic depiction of our two families of broadband point-to-multipoint wireless access products. This includes two photographs, one labeled "Modular Products" with a description that reads "Rapidly tailored for competitive trials and initial commercial deployments". The second photograph is labeled "Planar Products" with a description that reads "Mass-produced using low-cost, highly automated manufacturing techniques".]

                 [LOGO OF TELAXIS COMMUNICATIONS APPEARS HERE]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following table sets forth the expenses (other than the underwriting compensation expected to be incurred) in connection with the offering described in this Registration Statement. All of the amounts (except the SEC Registration Fee, the NASD Filing Fee and The Nasdaq Stock Market's National Market Listing
Fee) are estimates.

SEC Registration Fee................................................ $   21,682
NASD Filing Fee.....................................................      7,860
The Nasdaq Stock Market's National Market Listing Fee...............     95,000
Blue Sky Fees and Expenses..........................................      7,500
Printing and Engraving Costs........................................    100,000
Legal Fees and Expenses.............................................    350,000
Accounting Fees and Expenses........................................    350,000
Transfer Agent and Registrar Fees and Expenses......................     10,000
Miscellaneous.......................................................     57,958
                                                                     ----------
  Total............................................................. $1,000,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers.

   Section 67 of Chapter 156B of the Massachusetts General Laws, or the Massachusetts Business Corporation Law (the "MBCL"), provides that the indemnification of directors, officers, employees and other agents of a corporation, and persons who serve at its request as directors, officers, employees or other agents of another organization, or who serve at its request in any capacity with respect to any employee benefit plan, may be provided by it to whatever extent shall be specified in or authorized by (i) the articles of organization or (ii) a by-law adopted by the stockholders or (iii) a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. Except as the articles of organization or by-laws otherwise require, indemnification of any such persons who are not directors of the corporation may be provided by it to the extent authorized by the directors. Such indemnification may include payment by the corporation of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he shall be adjudicated not to be entitled to indemnification, which undertaking may be accepted without reference to the financial ability of such person to make repayment. Any such indemnification may be provided although the person to be indemnified is no longer an officer, director, employee or agent of the corporation or of such other organization or no longer serves with respect to any such employee benefit plan. Section 67 further provides that no indemnification shall be provided for any person with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

   The Company's by-laws provide that the Company shall indemnify each person who is, or shall have been, a director, officer, employee or agent of the Company, or who is serving or shall have served, at the request of the Company, as a director or officer of another organization or in any capacity with respect to any employee benefit plan of the Company, against all liabilities and expenses (including judgments, fines, penalties, amounts paid or to be paid in settlement and reasonable attorney's fees) imposed upon or incurred by any such person in connection with or arising out of claims made, or any action, suit or proceeding threatened or brought against him or in which he may be involved by reason of any action taken omitted by him as a director, officer, employee or agent, or as a result of any service with respect to any such employee benefit plan.

   Section 13(b)(1 1/2) of Chapter 156B of the MBCL permits a corporation to include in its articles of organization a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 61 or 62 of the MBCL (relating to unlawful payment of dividends, unlawful stock purchase and redemption and loans to insiders) or (iv) for any transaction from which the director derived an improper personal benefit. Article VI of the Company's Articles of Organization provides that the Company's directors shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, expect in the circumstances set forth in the MBCL.

   Section 67 of the MBCL also affords a Massachusetts corporation the power to obtain insurance on behalf of its directors and officers against liabilities incurred by them in those capacities. The Company currently maintains a directors and officers liability insurance policy.

   The Underwriting Agreement filed as Exhibit 1.1 provides that the Underwriters named therein will indemnify and hold harmless the Company and each director, officer or controlling person of the Company from and against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), and the Underwriting Agreement provides that such Underwriters will contribute to certain liabilities of such persons under the Securities Act.


Item 15. Recent Sales of Unregistered Securities.

   The Company has issued or sold the following unregistered securities within the past three years:

  . an aggregate of 262,376 shares of common stock at prices ranging from $1.00 to $4.50 per share through December 31, 1999 to our employees, directors and consultants upon the exercise of options held by those individuals and issued under one or more of our stock plans;

  . an aggregate of 8,325 shares of common stock at $1.00 per share in December 1999 to a warrant holder upon the exercise of warrants;

  . stock options to purchase an aggregate of 143,749 shares of common stock at an exercise price of $12.60 per share in December 1999 to a total of 53 employees and consultants under the Company's 1997 Stock Plan;

  . stock options to purchase an aggregate of 69,000 shares of common stock at an exercise price of $8.00 per share in November 1999 to a total of 7 employees under the Company's 1997 Stock Plan;

  . 4,074 shares of common stock at $2.25 per share in November 1999 to an executive recruitment firm pursuant to a contractual obligation;

  . 112,500 shares of restricted common stock at $2.50 per share in September 1999 under our 1997 Stock Plan to one employee;

  . an aggregate of 6,666,667 shares of Class E preferred stock at $2.25 per share in September 1999 to 47 accredited investors;

  . an aggregate of 11,250 shares of common stock at $1.00 per share in September 1999 to one accredited investor upon the exercise of warrants held by that individual that were issued in September 1996 and July 1997;

  . stock options to purchase an aggregate of 187,193 shares of common stock at an exercise price of $4.50 per share between August 24, 1999 and September 13, 1999 to a total of 178 employees, directors and consultants under the Company's 1997 stock plan;

  . a warrant to purchase 44,445 shares of Class E preferred stock at $2.25 per share in August 1999 to a commercial lender;

  . warrants to purchase an aggregate of 100,000 shares of common stock at $1.00 per share in July 1999 to 12 accredited investors;

  . stock options to purchase an aggregate of 277,112 shares of common stock at an exercise price of $2.50 per share between July 14, 1999 and August 2, 1999 to a total of 11 employees, directors and consultants under the Company's 1997 stock plan;

  . a warrant to purchase 20,000 shares of common stock at $1.00 per share in June 1999 to one accredited investor;

  . a warrant to acquire 44,445 shares of Class E preferred stock at $2.25 per share in May 1999 to a lease financing company;

  . warrants to purchase an aggregate of 100,000 shares of common stock at $1.00 per share in April 1999 to 14 accredited investors;

  . an aggregate of 3,274,841 shares of Class E preferred stock at $2.25 per share in October, November and December 1998 to 32 accredited investors;

  . an aggregate of 7,200,000 shares of Class D preferred stock at $1.80 per share in November and December 1997 to 38 accredited investors;

  . warrants to acquire an aggregate of 900,000 shares of common stock at $1.00 per share in September 1996 and July 1997 to 23 accredited investors;

  . stock options to purchase an aggregate of 1,270,067 shares of common stock at an exercise price of $1.00 per share between October 1, 1996 and May 18, 1999 to a total of 189 employees, directors and consultants under the Company's 1997 stock plan.

   The foregoing numbers relating to our common stock have been adjusted to reflect the one for two reverse stock split which became effective on December 16, 1999. As a result of the reverse stock split, every two shares of our preferred stock will convert into one share of our common stock upon the closing of this offering.

   Each of the sales described above were completed without registration under the Securities Act in reliance upon one or more of the following exemptions:

  . Section 4(2) of the Securities Act or Rule 506 of Regulation D promulgated under the Securities Act for transactions not involving a public offering; or

  . Rule 701 promulgated under the Securities Act with respect to certain of the options and shares of common stock issued to the Company's employees, directors and consultants.

   None of the sales of the securities issued by the Company have involved the use of an underwriter, and no commissions were paid in connection with the sale of any of the securities issued by the Company.

Item 16. Exhibits and Financial Statement Schedules.

 (a) Exhibits

 Exhibit
 Number  Description
 ------- -----------
  1.1    Form of Underwriting Agreement.****

  3.1    Restated Articles of Organization of the Company, as amended.***

  3.2    Amended and Restated By-laws of the Company.**

  4.1 Form of certificate evidencing ownership of Common Stock of the Company.***

  5.1    Opinion of Mirick, O'Connell, DeMallie & Lougee, LLP.****

 10.1    1986 Stock Plan of the Company.

 10.2    1987 Stock Plan of the Company.

 10.3    1988 Stock Plan of the Company.

 10.4    1996 Stock Plan of the Company.

 10.5    1997 Stock Plan of the Company.

 10.6    1999 Stock Plan of the Company.


 Exhibit
 Number  Description
 ------- -----------

 10.7 Employment Agreement by and between the Company and John L. Youngblood dated January 25, 1994.

 10.8    Reseller Agreement by and between the Company and Newbridge Networks
          Corporation dated August 7, 1998.+

 10.9 Professional Services Agreement by and between the Company and Newbridge Networks Corporation dated August 7, 1998.+

 10.10   Revised Purchase Order by and between the Company and Motorola dated
          September 20, 1999.+

 10.11   Supply Agreement by and between the Company and California Amplifier,
          Inc. dated October 14, 1999.+

 10.12   Lease by and between the Company and Edward J. O'Leary-Raymond M.
          Vincunas Partnership dated January 16, 1990.**

 10.13   Lease by and between the Company and Lloyd C. Green and Mildred E.
          Green dated June 30, 1998.**

 10.14 Revolving Line of Credit Agreement by and between the Company and Boston Federal Savings Bank dated August 20, 1999.

 10.15   Fourth Amended and Restated Registration Rights Agreement dated
          September 17, 1999.**

 10.16   Registration Rights Agreement by and between the Company and Boston
          Federal Savings Bank dated August 20, 1999.

 10.17   Registration Rights Agreement by and between the Company and Phoenix
          Leasing Incorporated dated May 19, 1999.**

 10.18   Purchase Agreement by and between the Company and Massachusetts
          Technology Development Corporation dated June 1988.**

 10.19 First Amendment to the Purchase Agreement by and between the Company and Massachusetts Technology Development Corporation dated December
          28, 1988.***

 10.20 Second Amendment to the Purchase Agreement by and between the Company and Massachusetts Technology Development Corporation dated June 17,
          1999.***

 10.21   Employee Stock Purchase Agreement by and between the Company and
          Mervyn Fitzgerald dated September 16, 1999.***

 10.22   Tax Agreement by and between the Company and Mervyn Fitzgerald dated
          September 16, 1999.***

 10.23   Memorandum of Understanding by and between the Company and C-MAC
          Industries Inc. dated December 20, 1999.****

 23.1    Consent of PricewaterhouseCoopers LLP.*

 23.2 Consent of Mirick, O'Connell, DeMallie & Lougee, LLP (incorporated in the Opinion as filed as Exhibit 5.1 above).

 24.1    Power of Attorney.

 27.1    Financial Data Schedule.

---------------------
All non-marked Exhibits listed above were filed with the Commission on September 27, 1999.

*    Filed with this Amendment No. 4.
**   Filed with Amendment No. 1.
***  Filed with Amendment No. 2.

**** Filed with Amendment No. 3.

+ Refiled with Amendment No. 3. Certain portions of this Exhibit have been omitted pursuant to a request for confidential treatment filed with the Commission.

 (b) Financial Statement Schedules

   Schedule II--Valuation and Qualifying Accounts

   All other financial statement schedules have been omitted because they are not required, not applicable, or the information to be included in the financial statement schedules is included in the Financial Statements or the notes thereto.

Item 17. Undertakings.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on January 31, 2000.

                                          Telaxis Communications Corporation

                                          By: /s/ John L. Youngblood*
                                             ----------------------------------
                                                     John L. Youngblood
                                               President and Chief Executive
                                                          Officer

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----

       /s/ John L. Youngblood*         President, Chief Executive  January 31, 2000
______________________________________    Officer and Director
          John L. Youngblood

        /s/ Dennis C. Stempel            Vice President, Chief     January 31, 2000
______________________________________     Financial Officer,
          Dennis C. Stempel             Treasurer, and Principal
                                           Accounting Officer

       /s/ Albert E. Paladino*                  Director           January 31, 2000
______________________________________
          Albert E. Paladino

       /s/ Allan M. Doyle, Jr.*                 Director           January 31, 2000
______________________________________
         Allan M. Doyle, Jr.

        /s/ Robert C. Fleming*                  Director           January 31, 2000
______________________________________
          Robert C. Fleming

        /s/ James W. Fordyce*                   Director           January 31, 2000
______________________________________
           James W. Fordyce

        /s/ David A. Norbury*                   Director           January 31, 2000
______________________________________
           David A. Norbury

       /s/ Matthew S. Robison*                  Director           January 31, 2000
______________________________________
          Matthew S. Robison

* By Dennis C. Stempel, attorney-in-fact pursuant to a Power of Attorney previously filed.

                                 EXHIBIT INDEX

 Exhibit
 Number  Description
 ------- -----------
  1.1    Form of Underwriting Agreement.****

  3.1    Restated Articles of Organization of the Company, as amended.***

  3.2    Amended and Restated By-laws of the Company.**

  4.1 Form of certificate evidencing ownership of Common Stock of the Company.***

  5.1    Opinion of Mirick, O'Connell, DeMallie & Lougee, LLP.****

 10.1    1986 Stock Plan of the Company.

 10.2    1987 Stock Plan of the Company.

 10.3    1988 Stock Plan of the Company.

 10.4    1996 Stock Plan of the Company.

 10.5    1997 Stock Plan of the Company.

 10.6    1999 Stock Plan of the Company.

 10.7 Employment Agreement by and between the Company and John L. Youngblood dated January 25, 1994.

 10.8    Reseller Agreement by and between the Company and Newbridge Networks
          Corporation dated August 7, 1998.+

 10.9 Professional Services Agreement by and between the Company and Newbridge Networks Corporation dated August 7, 1998.+

 10.10   Revised Purchase Order by and between the Company and Motorola dated
          September 20, 1999.+

 10.11   Supply Agreement by and between the Company and California Amplifier,
          Inc. dated October 14, 1999.+

 10.12   Lease by and between the Company and Edward J. O'Leary-Raymond M.
          Vincunas Partnership dated January 16, 1990.**

 10.13   Lease by and between the Company and Lloyd C. Green and Mildred E.
          Green dated June 30, 1998.**

 10.14 Revolving Line of Credit Agreement by and between the Company and Boston Federal Savings Bank dated August 20, 1999.

 10.15   Fourth Amended and Restated Registration Rights Agreement dated
          September 17, 1999.**

 10.16   Registration Rights Agreement by and between the Company and Boston
          Federal Savings Bank dated August 20, 1999.

 10.17   Registration Rights Agreement by and between the Company and Phoenix
          Leasing Incorporated dated May 19, 1999.**

 10.18   Purchase Agreement by and between the Company and Massachusetts
          Technology Development Corporation dated June 1988.**

 10.19 First Amendment to the Purchase Agreement by and between the Company and Massachusetts Technology Development Corporation dated December
          28, 1988.***

 10.20 Second Amendment to the Purchase Agreement by and between the Company and Massachusetts Technology Development Corporation dated June 17,
          1999.***

 10.21   Employee Stock Purchase Agreement by and between the Company and
          Mervyn Fitzgerald dated September 16, 1999.***

 10.22   Tax Agreement by and between the Company and Mervyn Fitzgerald dated
          September 16, 1999.***

 10.23   Memorandum of Understanding by and between the Company and C-MAC
          Industries Inc. dated
          December 20, 1999.****


                                 EXHIBIT INDEX

 Exhibit
 Number  Description
 ------- -----------

 23.1    Consent of PricewaterhouseCoopers LLP.*

 23.2 Consent of Mirick, O'Connell, DeMallie & Lougee, LLP (incorporated in the Opinion as filed as Exhibit 5.1 above).

 24.1    Power of Attorney.

 27.1    Financial Data Schedule.

---------------------
All non-marked Exhibits listed above were filed with the Commission on September 27, 1999.

*    Filed with this Amendment No. 4.
**   Filed with Amendment No. 1.
***  Filed with Amendment No. 2.

**** Filed with Amendment No. 3.

+ Refiled with Amendment No. 3. Certain portions of this Exhibit have been omitted pursuant to a request for confidential treatment filed with the Commission.